Exhibit 99.1

BANCO DE CHILE

Banco de Chile
El banco de Chile

# Banco de Chile and Subsidiaries

Interim Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Cash Flows
V.	Interim Consolidated Statements of Changes in Equity
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation issued by the Chilean Commission for the Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2024 and December 31, 2023

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		September	December
	Notes	2024	2023
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,112,115	2,464,648
Transactions in the course of collection	7	525,912	415,505
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	2,086,983	2,035,376
Debt financial instruments	8	1,465,702	3,363,624
Others	8	414,892	409,328
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	1,954,644	3,786,525
Others	11	—	—
Derivative financial instruments for hedging purposes	12	45,378	49,065
Financial assets at amortized cost:
Rights from resale agreements and securities lending	13	70,386	71,822
Debt financial instruments	13	933,466	1,431,083
Loans and advances to Banks	13	1,696,985	2,519,180
Loans to customers - Commercial loans	13	19,585,126	19,624,909
Loans to customers - Residential mortgage loans	13	12,862,595	12,269,148
Loans to customers - Consumer loans	13	4,976,861	4,937,679
Investments in other companies	14	75,001	76,994
Intangible assets	15	153,307	137,204
Property and equipment	16	191,692	201,657
Right-of-use assets	17	102,694	108,889
Current tax assets	18	158,601	141,194
Deferred tax assets	18	526,658	539,818
Other assets	19	1,717,694	1,186,013
Non-current assets and disposal groups held for sale	20	31,166	22,891
TOTAL ASSETS		51,687,858	55,792,552

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2024 and December 31, 2023

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		September	December
	Notes	2024	2023
		MCh$	MCh$
LIABILITIES
Transactions in the course of payment	7	554,374	356,871
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	2,203,559	2,196,921
Others	21	1,486	2,305
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	195,440	160,602
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	13,243,711	13,321,660
Saving accounts and time deposits	22	14,662,443	15,365,562
Obligations by repurchase agreements and securities lending	22	86,696	157,173
Borrowings from financial institutions	22	1,144,119	5,360,715
Debt financial instruments issued	22	9,772,113	9,360,065
Other financial obligations	22	278,289	339,305
Lease liabilities	17	96,502	101,480
Financial instruments of regulatory capital issued	23	1,068,667	1,039,814
Provisions for contingencies	24	166,862	192,152
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	460,587	611,949
Special provisions for credit risk	26	772,004	769,147
Currents tax liabilities	18	447	808
Deferred tax liabilities	18	—	—
Other liabilities	27	1,505,916	1,218,738
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		46,213,215	50,555,267

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	709,742
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	28	6,791	6,756
Elements that can be reclassified in profit and loss	28	10,055	17,486
Retained earnings from previous period	28	1,878,778	1,451,076
Income for the period	28	909,326	1,243,634
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(460,587)	(611,949)
Shareholders of the Bank	28	5,474,643	5,237,283
Non-controlling interests	28	—	2
TOTAL EQUITY		5,474,643	5,237,285
TOTAL LIABILITIES AND EQUITY		51,687,858	55,792,552

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and September 30,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	Notes	2024	2023	09.30.2024	09.30.2023
		MCh$	MCh$	MCh$	MCh$

Interest revenue	30	2,233,807	2,367,843	691,255	798,103
Interest expense	30	(893,926)	(1,255,198)	(266,476)	(421,986)
Net interest income		1,339,881	1,112,645	424,779	376,117

UF indexation revenue	31	570,342	535,453	172,542	54,190
UF indexation expenses	31	(324,974)	(318,961)	(97,248)	(23,333)
Net income from UF indexation		245,368	216,492	75,294	30,857

Income from commissions	32	542,357	530,428	181,573	179,991
Expenses from commissions	32	(115,124)	(124,402)	(35,836)	(47,056)
Net income from commissions		427,233	406,026	145,737	132,935

Financial income (expense) for:
Financial assets and liabilities held for trading	33	139,247	240,298	63,663	3,447
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	8,293	(265)	3,212	(199)
Exchange, indexation and accounting hedging of foreign currency	33	77,440	110,773	(4,518)	124,578
Reclassification of financial assets for changes in the business model	33	—	—	—	—
Other financial result	33	—	—	—	—
Net Financial income (expense)	33	224,980	350,806	62,357	127,826

Income attributable to investments in other companies	34	7,084	9,357	3,004	3,561
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	(2,465)	2,209	(647)	80
Other operating income	36	30,052	34,276	10,322	10,109
TOTAL OPERATING INCOME		2,272,133	2,131,811	720,846	681,485

Expenses from salaries and employee benefits	37	(419,369)	(405,635)	(139,535)	(136,841)
Administrative expenses	38	(313,467)	(299,386)	(101,563)	(101,468)
Depreciation and amortization	39	(70,951)	(68,788)	(24,163)	(22,486)
Impairment of non-financial assets	40	(1,471)	(112)	41	(129)
Other operating expenses	36	(24,330)	(23,278)	(7,721)	(8,420)
TOTAL OPERATING EXPENSES		(829,588)	(797,199)	(272,941)	(269,344)

OPERATING RESULT BEFORE CREDIT LOSSES		1,442,545	1,334,612	447,905	412,141

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and September 30,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	Notes	2024	2023	09.30.2024	09.30.2023
		MCh$	MCh$	MCh$	MCh$

Credit loss expense for:
Provisions for credit risk of loans and advances to banks and loans to customers	41	(333,712)	(280,981)	(107,477)	(77,479)
Special provisions for credit risk	41	(2,532)	31	5,016	956
Recovery of written-off credits	41	46,692	44,542	18,385	17,840
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	1,094	3,057	3,722	(1,788)
Credit loss expense	41	(288,458)	(233,351)	(80,354)	(60,471)

NET OPERATING INCOME		1,154,087	1,101,261	367,551	351,670

Income from continuing operations before tax		1,154,087	1,101,261	367,551	351,670
Income tax	18	(244,761)	(243,170)	(79,480)	(91,677)

Income from continuing operations after tax		909,326	858,091	288,071	259,993

Income from discontinued operations before tax
Income tax from discontinued operations	18	—	—	—	—

Income from discontinued operations after tax	42	—	—	—	—

NET INCOME FOR THE PERIOD	28	909,326	858,091	288,071	259,993

Attributable to:
Shareholders of the Bank	28	909,326	858,091	288,071	259,993
Non-controlling interests		—	—	—	—

Earnings per share:		$	$	$	$
Basic earnings	28	9.00	8.49	2.85	2.57
Diluted earnings	28	9.00	8.49	2.85	2.57

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the period between January 1, and September 30,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	Notes	2024	2023	09.30.2024	09.30.2023
		MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD	28	909,326	858,091	288,071	259,993

ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	115	(30)	(66)	85
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	(1,241)	3,472	(397)	2,875
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—	—	—
Others	28	—	—	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		(1,126)	3,442	(463)	2,960

Income tax on other comprehensive income that will not be reclassified to profit or loss	18	1,161	(929)	144	(799)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	35	2,513	(319)	2,161

ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	28	10,846	(22,018)	13,890	(27,862)
Cash flow hedges	28	(22,719)	147,508	(28,157)	88,405
Participation in other comprehensive income of entities registered under the equity method	28	40	92	39	114

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		(11,833)	125,582	(14,228)	60,657

Income tax on other comprehensive income that can be reclassified to profit or loss	28	4,402	(38,758)	8,100	(20,917)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	(7,431)	86,824	(6,128)	39,740

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	(7,396)	89,337	(6,447)	41,901

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		901,930	947,428	281,624	301,894

Attributable to:
Shareholders of the Bank		901,930	947,428	281,624	301,894
Non-controlling interests		—	—	—	—

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period between January 1, and September 30,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		September	September
	Notes	2024	2023
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year before taxes		1,154,087	1,101,261
Income tax	18	(244,761)	(243,170)
Profit for the period after taxes		909,326	858,091
Charges (credits) to income (loss) that do not represent cash flows:
Depreciation and amortization	39	70,951	68,788
Impairment of non-financial assets	40	1,471	112
Provisions for credit losses		336,911	281,488
Provisions for contingencies	41	(1,761)	(3,596)
Additional provisions	41	—	—
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(4,650)	12,090
Change in deferred tax assets and liabilities	18	12,572	16,283
Net (income) loss from investments in companies with significant influence	34	(6,738)	(8,346)
Net (income) loss on sale of assets received in payments		(975)	(1,241)
Net (income) loss on sale of sale of fixed assets	35	(880)	(2,258)
Write-offs of assets received in payment	35	9,728	4,730
Other charges (credits) that do not represent cash flows		3,359	5,400
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		451,291	151,942

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net (increase) decrease in accounts receivable from banks		818,071	(5,559)
Net (increase) decrease in loans and accounts receivables from customers		(826,239)	(200,870)
Net (increase) decrease of debt financial instruments held for trading at fair value through profit or loss		511,037	(119,760)
Net (increase) decrease in other assets and liabilities		(308,319)	(88,058)
Increase (decrease) in deposits and other demand obligations		(76,750)	(593,174)
Increase (decrease) in repurchase agreements and securities loans		(71,033)	(120,127)
Increase (decrease) in deposits and other time deposits		(702,049)	1,061,967
Sale of assets received in lieu of payment		14,382	9,392
Increase (decrease) in obligations with foreign banks		123,393	(59,902)
Increase (decrease) in other financial obligations		(60,992)	(90,600)
Increase (decrease) in obligations with the Central Bank of Chile		(4,348,400)	—
Net increase ( decrease ) of debt financial instruments at fair value through other comprehensive income		1,758,535	469,361
Net (increase) decrease of financial instruments at amortized cost		506,335	6,311
Total net cash flows provided by (used in) operating activities		(881,424)	1,652,464

CASH FLOWS FROM INVESTING ACTIVITIES:
Leasehold improvements	17	(828)	(1,325)
Fixed assets purchase	16	(12,145)	(20,209)
Fixed assets sale		1,237	3,090
Disposal of investments in companies	14	2,294	—
Acquisition of intangibles	15	(42,757)	(42,303)
Acquisition of investments in companies	14	—	—
Dividend received of investments in companies		2,116	4,486
Total net cash flows from (used in) investing activities		(50,083)	(56,261)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(485)	(827)
Redemption and payment of interest on current bonds		(836,907)	(1,165,336)
Redemption and payment of interest on subordinated bonds		(28,144)	(30,651)
Current bonds issuance	22	792,603	936,753
Subordinated bonds issuance		—	—
Payment of common stock dividends	28	(815,932)	(866,929)
Principal and interest payments for obligations under lease contracts	17	(22,513)	(24,226)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		—	(1)
Total net cash flows from (used in) financing activities		(911,378)	(1,151,217)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(1,842,885)	444,986

Effect of exchange rate changes on cash and cash equivalents		39,856	39,655

Opening balance of cash and cash equivalent	7	5,544,147	6,105,389

Final balance of cash and cash equivalent	7	3,741,118	6,590,030

	September	September
	2024	2023
	MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received	2,773,512	2,634,302
Interest and readjustments paid	(741,087)	(1,201,071)

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period between January 1, and September 30,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

Reconciliation of liabilities arising from financing activities:

			Changes other than Cash
	12.31.2023	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	09.30.2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	1,444	(485)	—	—	34	993
Bonds	10,398,435	(72,448)	—	43,971	469,829	10,839,787
Dividends paid	—	(815,932)	—	—	—	(815,932)
Obligations for lease contracts	101,480	(22,513)	13,243	—	4,292	96,502
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—
Total liabilities from financing activities	10,501,359	(911,378)	13,243	43,971	474,155	10,121,350

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period between January 1, and September 30, 2024 and 2023

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		Attributable to shareholders of the Bank
	Note	Capital	Reserves	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the period	Total	Non-controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2023		2,420,538	709,742	(69,802)	1,797,847	4,858,325	2	4,858,327
Dividends distributed and paid	28	—	—	—	(866,929)	(866,929)	(1)	(866,930)
Application of provision for payment of common stock dividends		—	—	—	520,158	520,158	—	520,158
Provision for payment of common stock dividends	28	—	—	—	(432,850)	(432,850)	—	(432,850)
Subtotal: transactions with owners during the period		—	—	—	(779,621)	(779,621)	(1)	(779,622)
Income for the period 2023	28	—	—	—	858,091	858,091	—	858,091
Other comprehensive income for the period	28	—	—	89,337	—	89,337	—	89,337
Subtotal: Comprehensive income for the period		—	—	89,337	858,091	947,428	—	947,428
Balances as of September 30, 2023		2,420,538	709,742	19,535	1,876,317	5,026,132	1	5,026,133
Provision for payment of common stock dividends	28	—	—	—	(179,099)	(179,099)	—	(179,099)
Subtotal: transactions with owners during the period		—	—	—	(179,099)	(179,099)	—	(179,099)
Income for the period 2023	28	—	—	—	385,543	385,543	1	385,544
Other comprehensive income for the period		—	—	4,707	—	4,707	—	4,707
Subtotal: Comprehensive income for the period		—	—	4,707	385,543	390,250	1	390,251
Balances as of December 31, 2023		2,420,538	709,742	24,242	2,082,761	5,237,283	2	5,237,285
Dividends distributed and paid	28	—	—	—	(815,932)	(815,932)	(2)	(815,934)
Application of provision for payment of common stock dividends	28	—	—	—	611,949	611,949	—	611,949
Provision for payment of common stock dividends	28	—	—	—	(460,587)	(460,587)	—	(460,587)
Subtotal: transactions with owners during the period		—	—	—	(664,570)	(664,570)	(2)	(664,572)
Income for the period 2024	28	—	—	—	909,326	909,326	—	909,326
Other comprehensive income for the period	28	—	—	(7,396)	—	(7,396)	—	(7,396)
Subtotal: Comprehensive income for the period		—	—	(7,396)	909,326	901,930	—	901,930
Balances as of September 30, 2024		2,420,538	709,742	16,846	2,327,517	5,474,643	—	5,474,643

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used:

(a)	Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (“CMF”) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Interim Consolidated Financial Statements contain additional information to that presented in the Interim Consolidated Statement of Financial Position, Interim Consolidated Statement of Income, Interim Consolidated Statement of Other Comprehensive Income, Interim Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of Consolidation:

The Interim Consolidated Financial Statements of Banco de Chile as of September 30, 2024 and 2023 and December 31, 2023, have been consolidated with its Chilean subsidiaries and foreign subsidiary, using the global integration method (line-by-line). They include preparation of individual Financial Statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Interim Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity and consolidated income statement of Banco de Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Controlled companies (Subsidiaries):

Interim Consolidated Financial Statements as of September 30, 2024 and 2023 and December 31, 2023 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 “Consolidated Financial Statements”.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Direct		Indirect		Total
			Functional	September	December	September	December	September	December
Rut	Entity	Country	Currency	2024	2023	2024	2023	2024	2023
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
77,955,969-6	Operadora de Tarjetas B-Pago S.A. (*)	Chile	Ch$	99.90	—	0.10	—	100.00	—

(*)	On July 29, 2024, the public deed of incorporation of the subsidiary company of Banco de Chile was signed, Operadora de Tarjetas B-Pago S.A.

−	Investments in associates and joint venture:

Associated entities are those over which the Bank has the capacity to exercise significant influence, without having control over the associate.

Investments in associates where exists significant influence, are accounted for using the equity method (Note No. 14).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” will be registered according to the equity method.

The investment in other companies that, due to their characteristics, are defined as “Joint Ventures” is Servipag Ltda.

−	Minority investments in other companies:

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Fund administration:

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a payment according to the service provided and market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of September 30, 2024 and 2023 and December 31, 2023 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Interim Consolidated Statements of Income and the Interim Consolidated Statements of Financial Position.

(d)	Use of Estimates and Judgment:

Preparing Interim Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

-	Losses due to impairment of assets and liabilities (Notes No. 11, 13, 15, 16, 17 and No. 40);

-	Provision for credit risk (Notes No. 13, 26 and 41);

-	Expenses for amortization of intangible assets, depreciation of property and equipment and leased assets and lease liabilities (Notes No. 15, 16 and 17);

-	Income taxes and deferred taxes (Note No. 18);

-	Provisions (Note No. 24);

-	Contingencies and Commitments (Note No. 29);

-	Fair value of financial assets and liabilities (Notes No. 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by the management in order to quantify certain assets, liabilities, income, expenses and commitments.

During the period ended September 30, 2024 there have been no significant changes in the estimates made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets:

The classification, measurement and presentation of financial assets has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks (CASB), considering the criteria described below:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as “Solely Payments of Principal and Interest” (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset should be valued at amortized cost if both of the following conditions are met:

-	It is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in “Other comprehensive income” if the following two conditions are met:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in “Interest income” or “Interest expense” of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under “Financial assets not held for trading mandatorily valued at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In “Financial assets designated as at fair value through profit or loss” financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Income Statement. Variations originated from exchange differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Financial assets at fair value through other comprehensive income:

−	Debt financial instruments:

The assets recorded in this item are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to form part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income” of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

−	Equity financial instruments:

At the time of initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in the fair value of equity instruments designated as at fair value through other comprehensive income”. The dividends received from these investments are recorded in “Income from investments in companies” of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

−	Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their “amortized cost”, in accordance with the “effective interest rate” method. They are subdivided according to the following:

-	Investment under resale agreements and securities loans (Note No. 13 (a)).

-	Debt financial instruments (Note No. 13 (b)).

-	Due from banks (Note No. 13 (c)).

-	Loans and accounts receivable from customers (Note No. 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in “Provisions for credit risk and loans and accounts receivable from customers” and “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Investment under resale agreements and securities loans”, which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in “Obligations for repurchase agreements and securities loans”. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as “Obligations under repurchase agreements and securities loans” and is valued according to the interest rate of the agreement.

−	Debt financial instruments at amortized cost:

These instruments are recorded at their cost value plus accrued interest and UF indexation, less provision for impairment constituted when their recorded amount is greater than the estimated amount of recovery. Interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income” and “UF indexation income”.

−	Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks.

−	Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

(i)	Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (p) of this note.

(ii)	Lease contracts

These are included under the item “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(iii)	Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period. In those cases, where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(f)	Credit risk allowance:

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. The Bank’s Board of Directors approves said models, as well as modifications to their design and application.

(i)  Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Normal Loans and Substandard Loans:

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

They are also part of the Substandard Portfolio those debtors who have shown arrears of more than 30 days in the recent past. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of the CASB.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100) x (LGDdebtor /100) + GE x (PDguarantor /100) x (LGDguarantor /100)

Where:

ESA	=	Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE	=	Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

−	Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated an expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of portfolio	Scale of risk	Expected Loss Range	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected Loss Rate	= (E−R)/E
Allowance	= E × (AP/100)

Where:

E	= Exposure Amount
R	= Recoverable Amount
AP	= Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(ii)	Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

-	The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CASB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

Banks must carry out a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the costs that may result the conformation of groups for all debtors, the bank must at least keep control and form groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

-	Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank’s portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

To determine its provisions, the Bank segments its debtors into homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

(a)	Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according to delinquency and CMG
CMG section	Concept	Concept	Concept	Concept	Concept	Non-Complying Portfolio
CMG ≤ 40%	PD (%)	PD (%)	PD (%)	PD (%)	PD (%)	100.0000
	LGD (%)	LGD (%)	LGD (%)	LGD (%)	LGD (%)	0.0537
	EAD (%)	EAD (%)	EAD (%)	EAD (%)	EAD (%)	0.0537
40% < CMG≤ 80%	PD (%)	PD (%)	PD (%)	PD (%)	PD (%)	100.0000
	LGD (%)	LGD (%)	LGD (%)	LGD (%)	LGD (%)	3.0413
	EAD (%)	EAD (%)	EAD (%)	EAD (%)	EAD (%)	3.0413
80% < CMG≤ 90%	PD (%)	PD (%)	PD (%)	PD (%)	PD (%)	100.0000
	LGD (%)	LGD (%)	LGD (%)	LGD (%)	LGD (%)	22.2310
	EAD (%)	EAD (%)	EAD (%)	EAD (%)	EAD (%)	22.2310
CMG > 90%	PD (%)	PD (%)	PD (%)	PD (%)	PD (%)	100.0000
	LGD (%)	LGD (%)	LGD (%)	LGD (%)	LGD (%)	30.2436
	EAD (%)	EAD (%)	EAD (%)	EAD (%)	EAD (%)	30.2436

Where:

PD	:	Probability of default
LGD	:	Loss given default
EAD	:	Exposure at default
CMG	:	Outstanding loan capital /Mortgage Guarantee value

(b)	Commercial portfolio

To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

●	Commercial Leasing Operations

The provision factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

●	Generic commercial loans and factoring

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral		Without
Days of default at the month-end	PTVG≤100%	PTVG>100%	collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CASB may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

−	Portfolio in default.

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CASB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(iii) Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CASB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(iv) Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

●	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

●	Refinancing with past due between 60 and 89 days or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

-	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.

-	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CASB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

●	Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CASB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

(v) Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of the CASB of the CMF:

-	In case of debtors subject to individual assessment, includes credits from “Non-complying loans” those classified in categories B3 and B4 of “Substandard loans”.

-	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(vi) Charge-offs

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

- Charge-offs of loans to customers

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

-	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

-	When the debt without executive title expires 90 days after it was recorded in asset.

-	At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.

-	When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

- Charge-offs of lease operations

These assets must be charge-offs against the following circumstances, whichever occurs first:

-	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

-	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

-	When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii) Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Recoveries of written-off loans” item.

In the event of recoveries of assets, the income will be recognized in the results for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets were recovered after the charge-off for a leasing operation, when such assets are incorporated into the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(g)	Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CASB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Due from banks” and “Loans and accounts receivable from customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CASB.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

Phase 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount on the balance sheet.

Phase 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount on the balance sheet.

Phase 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

−	Impairment of debt financial instruments measured at fair value through other comprehensive income.

The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(h)	Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost;

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank’s objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

They are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments. Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings “Interest expenses” and “UF indexation expenses” of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30 and No. 31).

Subsequent valuation:

The changes in the valuations that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified.

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(i)	Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

−	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

−	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

−	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

-	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

-	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(j)	Compensation of financial assets and liabilities:

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading and foreign exchange activity.

(k)	Functional currency:

The items included in the Interim Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Interim Consolidated Financial Statements of Banco de Chile is the Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also obeys the currency that influences the cost and income structure.

(l)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of September 30, 2024 and 2023, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$897.92 per US$1 (Ch$889.82 per US$1 as of September 30, 2023).

As of September 30, 2024, the amount of Ch$77,440 million corresponding to a net financial profit from exchange, indexation and accounting hedging of foreign currency (net gain of Ch$110,773 million as of September 30, 2023) shown in the Consolidated Statements of Income, includes the result from exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to the exchange rate.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(m)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note No. 6). The Bank’s operating segments are determined based on its different business units, considering the following:

-	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

-	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

-	For which separate financial information available.

(n)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, it is considered the following concepts:

-	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

-	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

-	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(o)	Financial derivative contracts:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Financial Assets and Liabilities held for Trading”, on the Consolidated Statement of Income.

Additionally, the Bank includes in the valuation of the derivatives “Counterparty Credit Risk Adjustments, including: “CVA” or Credit Valuation Adjustment to reflect the counterparty credit risk in determining the fair value, as well as the “DVA” o Debit Valuation Adjustment to reflect the Bank’s own credit risk. Likewise, the Bank incorporates “Financing Adjustment”, also called “FVA” or Funding Valuation Adjustment, which captures the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals (or they are imperfect).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

(p)	Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

-	A hedge of the fair value of existing assets or liabilities or firm commitments, or;

-	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

-	at its inception, the hedge relationship has been formally documented;

-	it is expected that the hedge will be highly effective;

-	the effectiveness of the hedge can be measured in a reasonable manner; and

-	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net income from UF indexation” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognized in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

If the hedged instruments do not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspends or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge).

(q)	Intangible Assets:

Intangible assets (Note No. 15) are initially recognized at their acquisition cost, and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(r)	Property and equipment:

Property and equipment (Note No. 16) includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the period 2024 and 2023 are as follows:

-	Buildings	50 years
-	Installations	10 years
-	Equipment	5 years
-	Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

(s)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes (Note No. 18).

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Tax”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(t)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

-	a present obligation has arisen from a past event;

-	as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

-	the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in off-balance sheet information:

-	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

-	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor’s solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

-	Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 (“CAE”).

-	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

-	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

-	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.

-	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.

-	Other credit commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the client, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate provisions for contingent credits, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent credits indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of its contingent loans.

(u)	Provisions for minimum dividends:

According with the CASB of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note No. 25).

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(v)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note No. 24 (c)).

-	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

-	Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

-	Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (5.71% as of September 30, 2024 and 5.77% as of December 31, 2023).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(w)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the periods ended September 30, 2024 and 2023 there are no concepts to adjust.

(x)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation (Notes No. 30 and No. 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(y)	Commission income and expenses:

Revenue and expenses from fees (Note No. 32) are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The fees registered by the Bank correspond mainly to:

−	Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.

−	Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions that accrue in the period related to the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.

−	Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.

−	Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

−	Commissions for card operations: commissions paid for credit and debit card operations are included.

−	Commissions for licensing the use of card brands.

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(z)	Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

(aa)	Financial and operating leases:

−	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

−	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note No. 17).

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank (Note No. 26).

As of September 30, 2024, the balance of additional provisions amounts to Ch$700,252 million (Ch$700,252 million in December 2023), which are presented in the caption “Special Provisions for Credit Risk” of liabilities in the Interim Consolidated Statement of Financial Position.

(ac)	Fair value measurement:

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 44.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

-	Accounting standards issued by IASB.

IFRS 16 Leases. Recognition of the lease liability in a sale with leaseback.

In September 2022, the IASB published an amendment to IFRS 16 related to the recognition of the lease liability in a sale with leaseback.

The amendment specifies the requirements that a seller-lessee must use to measure the lease liability that arises on sale and leaseback so that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

The modifications are effective for the periods of presentation of the Interim Consolidated Financial Statements that begin on or after January 1, 2024, and early application is allowed.

The implementation of this amendment will have no impact for Banco de Chile and its subsidiaries.

IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosures - Supplier Financing Arrangements.

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7. The amendments specify the current requirements to enhance the disclosure in the financial statements of supplier financing arrangements concerning liabilities, cash flows, and a company’s exposure to liquidity risk.

The amendments are effective for periods beginning on or after January 1, 2024, and early application is permitted.

The implementation of this amendment had no impact for Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Accounting standards issued by CMF.

Circular No. 2,355. Modifies the chapter 11-6 of the updated compilation of standards for banks and the Circular No.8 for subsidiaries, regulations for the subsidiaries of banks of the article 70 letter b) and the general law of the banks in the payment card industry.

On date July 30, 2024, the CMF published Circular No. 2,355 that establish the norms for the subsidiaries of the banks that operate payment cards, aligning those with the existing rules of other card payment operators. These norms require that such subsidiaries subscribe in the unique register of card payment operators and comply with the instructions of the Circular No. 1, adapted to their legal environment.

Additionally, this Circular modified the Circular No. 8 of subsidiaries, incorporating information requirements that the payment card operators constituted as subsidiaries of a bank need to send to CMF. These requirements are related to cyber security, risk policies, significant events among others.

The instructions established in this circular took effect on July 30, 2024.

Given that the bank still is in the process of setting up its payment card operator subsidiary B-Pago S.A., the implementation of the new norms has not generated any impact so far.

Circulars issued in the process of implementing the Basel III standards.

During the year 2024, the CMF has issued the following standards related to the implementation of Basel III:

On February 9, 2024, Circular No. 2,344 was published, which provides clarifications to Chapter 21-20 of the Updated Compilation of Standards (“RAN” for its initials in Spanish), on dispositions related to the promotion of market discipline and financial transparency through of the disclosure of significant and timely information from banking entities to market agents, as defined by the Basel Committee on Banking Supervision, for the standard commonly called “Pillar 3”. The changes will apply from the Pillar 3 report that must be published with information that refers to the first quarter of 2024, and it is not required to rectify previous reports.

In accordance with the requirements of this circular, the changes were applied to the Pillar 3 report.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of September 30, 2024, as follows:

-	Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

IAS 21 Effects of Changes in Foreign Exchange Rates.

In August 2023, the IASB published amendments to IAS 21. These amendments set out criteria that will allow companies to assess whether a currency is exchangeable and when it is not so, they can determine the exchange rate to use and the disclosures to provide.

The amendments are effective for periods beginning on or after January 1, 2025, and early application is permitted.

As of the date of issuance of these Interim Consolidated Financial Statements, the implementation of this new standard will not have impacts for the Bank or its subsidiaries.

IFRS 18 – Presentation and Disclosure in Financial Statements.

In April 2024, IASB published a new accounting standard, IFRS 18 Presentation and Disclosure in Financial Statements, replacing the IAS 1 Presentation of Financial Statements.

This new standard aims to improve the usefulness of the presented and disclosed information so that the comparability of the financial information is enhanced, complying with the qualitative characteristics defined in the conceptual framework of the International Financial Reporting Standards (IFRS).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

According to the information provided by IASB, the standard introduces three new requirements:

-	Improvement comparability of the income statement.

-	Higher transparency in measuring the performance defined by the management.

-	More useful grouping of the information in the financial statements.

The standard will be effective for annual accounting periods beginning on or after January 1, 2027.

Due to these Interim Consolidated Financial Statements being prepared according to CMF norms defined in CASB, the adoption of this standard is conditional to the modification of the CASB.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB published the new accounting standard IFRS 19 Subsidiaries without Public Accountability: Disclosures that will be effective for annual accounting periods beginning on or after January 1, 2027 with earlier application permitted.

This new standard allows to save in the preparation costs of the financial statements of subsidiaries without public interest, making possible to disclose less information and adapt the financial statements to the needs of the users when certain conditions are met.

The standard establishes that a subsidiary is in the public interest if:

-	It has debt instruments or capital that is subject to trade on a public market or if it is in the process of issuing such instruments to negotiate on a public market; or

-	Manages fiduciary assets for a broad group of external people as one of its principal businesses.

A subsidiary is eligible and can apply IFRS 19 in its consolidated or individual financial statements if:

-	It does not have public responsability; and

-	Its ultimate parent company or any other intermediate parent company issued consolidated financial statements that are available for public use and comply with the IFRS.

This new standard will not have impact on the Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to the classification and measurement requirements of IFRS 9, “Financial Instruments”, and to the disclosure requirements required by IFRS 7, “Financial Instruments: Disclosure Information” according to the following:

Derecognition of financial liabilities settled by electronic transfer.

The amendment allows an entity to consider that a financial liability (or part of it) that is settled using an electronic payment system is cancelled, expires or the liability otherwise qualifies for derecognition before the settlement date, if certain specified criteria are met. An entity that chooses to apply the deregistration option would be required to apply it to all settlements made through the same electronic payment system.

Classification of financial assets

The amendment provides guidance on how an entity can evaluate whether the contractual cash flows of a financial asset are consistent with a basic loan agreement, for classification and measurement purposes.

The amendment also improves the description of the term “non-recourse”, meaning that a financial asset has “non-recourse” characteristics if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Disclosures

An entity is required to disclose the fair value gain or loss presented in other comprehensive income during the period, separately demonstrating the fair value gain or loss that relates to investments derecognised in the period and the fair value gain or loss of the fair value that relates to the investments held at the end of the period.

Additional disclosures are required for financial assets and liabilities with contractual terms that reference a contingent event (including those that are linked to ESG).

The amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted.

The Bank is in the process of analyzing the impact of this new regulation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Annual improvements to IFRS.

In July 2024, the IASB published the draft Annual Improvements to IFRS accounting standards.

The IASB uses the annual improvement process to make necessary, but non-urgent, amendments to IFRS that will not be included as part of any other project. By presenting the amendments in a single document rather than as a series of fragmented changes, the IASB aims to ease the burden of the changes on all stakeholders. Below is a summary of the issues addressed:

●	IFRS 7 Financial Instruments: Information to be disclosed, gains or losses from derecognition, IFRS 7 is modified to replace obsolete references to paragraphs of IFRS 13 to be consistent with the wording of the latter standard.

●	Implementation Guide for IFRS 7 Financial Instruments: Disclosure Information, modifies the wording of the Implementation Guide to be consistent with the requirements of IFRS 7 and with the wording and concepts of IFRS 9 and IFRS 13. Clarifies that The implementation guide does not necessarily illustrate all the requirements of IFRS 7.

●	IFRS 9 Financial Instruments, derecognition of financial lease liabilities. IFRS 9 is amended by adding a cross-reference to clarify that when a lease liability has been extinguished in accordance with IFRS 9, the lessee must recognize any residual difference in results.

Transaction price; due to an inconsistency amends IFRS 9 to replace the paragraph that reads “its transaction price (as defined in IFRS 15 “Revenue from contracts with customers”)” with “the amount determined applying IFRS 15”.

●	IFRS 10 Consolidated Financial Statements, determination of the existence of a “de facto agent”. Amends IFRS 10 “Consolidated Financial Statements” to clarify an example where judgment is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted.

The Bank is analyzing its impact.

-	Accounting standards issued by CMF.

Circular No. 2,346. Standard model of provisions for consumer loans. Modifies Chapter B-1 “Provisions for credit risk” and Chapter E “Transitional disposition” of the CNCB.

On March 6, 2024, the CMF published this circular that introduces the regulations that establish the Standardized Methodology for computing Provisions for Consumer Loans in Chapter B-1 of the CNCB.

The regulations establish matrices for determining the Probability of Default (PD) and Loss Given Default (LGD) parameters that must be used to calculate the minimum level of provisions.

The PD matrix is determined based on three factors (default in the bank, in the financial system and the possession of a mortgage loan).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Regarding the LGD, the model allows differentiation according to the type of credit (leasing or automotive, installments, cards and lines or other consumer) and also distinguishes those debtors with mortgage credit for housing in the system, allowing banks recognize a loss level adjusted to the specific characteristics of each operation.

The regulations of the standard provision model for consumer loans will come into force as of the accounting close of January 2025. Until that date, banks will continue to estimate the provisions of this portfolio only through their internal methodologies. The impact of the first application must be recorded in the entity’s income statement.

Based on the information available at the date of issuance of these Interim Consolidated Financial Statements, it is estimated that the adoption of this new methodology would mean a charge to results of the order of Ch$64,000 million before tax. To address this impact, the Bank has resolved to release additional provisions for an equivalent amount at the time of implementing the new methodology.

Circular No. 2,347. Precisions of information requirements on subsidiaries, branches abroad and Banking Support Companies.

On April 24, 2024, the CMF published this circular that unifies and establishes in the General Background section of the MSI the instructions regarding the information requirements that banks must prepare and send to the CMF, regarding subsidiaries, branches in the abroad and Banking Support Companies (SAG), which include accounting, debtor, risk and other information.

The first shipment of the new information requirements will be from the first quarter of 2025.

The Bank carried out an analysis and is implementing the necessary measures to comply with this information requirement.

Circulars issued in the process of implementing the Basel III standards.

During the year 2024, the CMF has issued the following standards related to the implementation of Basel III:

On February 9, 2024, Circular No. 2,343 was published, the regulations modify Chapter 21-11 “Factors and methodology for Banks or group of banks classified as systemically important and requirements that may be imposed as a consequence of this qualification” of the Updated Compilation of Standards (“RAN” for its initials in Spanish), regarding the lower threshold to determine systemic banks. Additionally, adjustments are made to File R11 “Rating of systemically important banks”, and to Tables 11 “Institutional composition” and 106 “Sub-factors of the Systemically Important Index” of the Information System Manual (“MSI” for its initials in Spanish).

4.	Accounting Changes:

During the period ended September 30, 2024, there have been no material or relative importance changes in accounting that affect the presentation of these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events:

a)	During the period 2024 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate

January 15, 2024	11/2022	EZ	3,100,000	UF	05/01/2028	3.72%
January 16, 2024	11/2022	EZ	900,000	UF	05/01/2028	3.72%
January 31, 2024	11/2015	CE	600,000	UF	12/01/2031	3.20%
February 8, 2024	11/2015	CH	200,000	UF	12/01/2032	3.15%
March 15, 2024	11/2022	FA	910,000	UF	08/01/2028	3.25%
March 21, 2024	11/2022	FA	550,000	UF	08/01/2028	3.32%
March 22, 2024	11/2022	EY	350,000	UF	04/01/2028	3.29%
March 25, 2024	11/2022	FA	400,000	UF	08/01/2028	3.29%
March 26, 2024	11/2022	GG	350,000	UF	05/01/2035	3.35%
March 27, 2024	11/2022	FA	100,000	UF	08/01/2028	3.24%
April 4, 2024	11/2022	EY	500.000	UF	04/01/2028	3.28%
April 12, 2024	11/2022	EX	250,000	UF	07/01/2025	3.10%
April 17, 2024	11/2022	EX	400,000	UF	07/01/2025	3.02%
May 8, 2024 (*)	20240002	HX	850,000	UF	12/01/2044	3.49%
May 9, 2024 (*)	20240002	HX	300,000	UF	12/01/2044	3.49%
May 17, 2024 (*)	20240002	HX	150,000	UF	12/01/2044	3.46%
May 22, 2024 (*)	20240002	HX	400,000	UF	12/01/2044	3.46%
June 4, 2024 (*)	20240002	HX	1,000,000	UF	12/01/2044	3.55%
June 6, 2024	11/2022	FO	100,000	UF	01/01/2032	3.48%
June 10, 2024	11/2022	EY	100,000	UF	04/01/2028	3.20%
June 11, 2024	11/2022	GG	240,000	UF	05/01/2035	3.53%
June 12, 2024	11/2022	FB	590,000	UF	04/01/2029	3.35%
July 9, 2024	11/2022	EY	350,000	UF	04/01/2028	3.29%
July 9, 2024	11/2022	FB	1,100,000	UF	04/01/2029	3.50%
July 9, 2024	11/2022	FB	50,000	UF	04/01/2029	3.49%
July 10, 2024	11/2022	FB	150,000	UF	04/01/2029	3.45%
July 11, 2024	11/2022	FC	1,050,000	UF	01/01/2030	3.47%
July 12, 2024	11/2022	FC	200,000	UF	01/01/2030	3.43%
July 18, 2024 (*)	20240002	HX	200,000	UF	12/01/2044	3.50%
July 23, 2024	11/2022	FB	700,000	UF	04/01/2029	3.23%
July 24, 2024	11/2022	FA	500,000	UF	08/01/2028	3.04%
September 27, 2024	11/2022	FO	500,000	UF	01/01/2032	2.50%
September 30, 2024 (*)	20240002	HX	2,100,000	UF	12/01/2044	2.36%

(*)	The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

b)	On January 25, 2024, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 28, 2024 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2023:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2022 and November 2023, amounting to Ch$223,719,568,421 which will be added to retained earnings from previous periods.

b)	Distribute 80% in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.07716286860 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 65.6% of the profits for the year ending December 31, 2023.

c)	During the period 2024 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate
February 2, 2024	433,000,000	HKD	02/09/2034	4.22%

d)	On March 28, 2024, during the Bank’s Ordinary Shareholders’ Meeting, the definitive appointment of Mr. Patricio Jottar Nasrallah as a Regular Director of Banco de Chile was made, a position he will hold until the next renewal of the Board of Directors.

e)	On March 28, 2024, the subsidiary Banchile Corredores de Seguros Ltda. reported that the general manager, Mr. Jorge Yoma Rojas, will leave his position on April 15, 2024. Mr. Patricio Salles Delporte will take over as his replacement.

f)	On July 5, 2024, in its resolution, Chilean Commission for the Financial Markets (¨CMF¨) decided to execute the agreement of its committee that authorized the bank together with its subsidiary Banchile Asesoría Financiera S.A. to constitute a company Operadora de Tarjetas as a subsidiary of the Bank. At the session on July 11, 2024, the board of directors approved to form the company.

g)	On July 19, 2024, the subsidiary Banchile Corredores de Bolsa informed as a significant event that at the session on that date, the board of directors approved the resignation of Mr Juan Bissone as the director of the company.

h)	On July 29, 2024, the public deed of incorporation of the subsidiary of Banco de Chile, Operadora de Tarjetas B-Pago S.A., was signed in the Santiago Notary Office of Mrs. María Pilar Gutiérrez Rivera. of its name, with domicile in the city of Santiago and of whose capital belongs to the Bank 99.9% and to Banchile Asesoría Financiera S.A. 0.1%.

In relation to the above, by resolution of July 5, 2024, the Financial Market Commission decided to execute the agreement of its Board that authorized the Bank, together with the subsidiary company Banchile Asesoría Financiera S.A. to establish the company that has been indicated, as a subsidiary company of the Bank, in accordance with the provisions of letter b) of article 70 of the General Banking Law, in addition to approving its statutes

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

i)	On August 20, 2024, the subsidiary Banchile Corredores de Bolsa S.A. reported that the Board of Directors approved the Policy for Regular Operations with Related Parties, in accordance with the provisions of literal b) of the second paragraph of article 147 of the Law on Public Limited Companies.

This policy is available to interested parties and the general public at the offices of Banchile Corredores de Bolsa S.A. and in the “Regulatory and Financial Information” section of the website www.banchileinversiones.cl.

j)	On August 20, 2024, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the session celebrated on that date, the board of directors designated as director Mr David Conzález Oviedo.

k)	On August 26, 2024, the subsidiary Banchile Administradora General de Fondos S.A. informed that its board of directors approved the new policy of usual operations with related parties, in accordance with the provisions set forth in literal b) of article 147 of Law No. 18,046 on Public Limited Companies and in Title I of General Standard No. 501 of the Financial Market Commission.

This policy is available to interested parties and the general public at the offices of Banchile Gestión General de Fondos S.A. and in the “Regulatory and Financial Information” section of the website www.banchileinversiones.cl

l)	On August 26, 2024, the subsidiary Banchile Administratora General de Fondos S.A. reported that in a session held on that date, the Board of Directors became aware and accepted the resignation presented by the Director, Mr. Francisco Brancoli Bravo.

Given the above, the Board of Directors agreed to appoint Ms. Paola Alam Auad as Director of Banchile Administrator General of Funds S.A.

m)	On August 28, 2024, Banco de Chile reported that a new Usual Operations Policy has been approved in accordance with the provisions set forth in literal b) of article 147 that has been cited and in Title I of the Regulation. General Character No. 501 of the Financial Market Commission. The new Usual Operations Policy indicated will be available to interested parties and the general public at the corporate offices and on the website www.bancochile.cl, Our Bank/Corporate Government section.

n)	On September 26, 2024, at a Board meeting, it was agreed to accept the binding purchase offer presented by the Chamber of Commerce of Santiago A.G. for 100% of the shares of Artikos Chile S.A. (“Artikos”), a business support company in which Banco de Chile owns 50% of its shares, while the remaining 50% belongs to Banco de Crédito e Inversiones (together with the Bank as the “Shareholders”). ”).

The transaction is subject to both Shareholders selling 100% of the Artikos shares and compliance with various suspensive conditions, among which are the authorization of the CMF for the sale of 100% of the Artikos shares and that, If necessary, the transaction is approved by the National Economic Prosecutor’s Office.

Once all the conditions have been met and the mentioned authorizations have been obtained, the sale of all Artikos shares will proceed.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Socofin S.A.
-	Sociedad Operadora de Tarjetas B-Pago S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended September 30, 2024 and 2023 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended between January 1, and September 30, 2024 and 2023 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue (expense) and UF indexation	1,120,996	1,014,606	554,895	569,445	(87,796)	(246,133)	(3,785)	(9,053)	1,584,310	1,328,865	939	272	1,585,249	1,329,137
Net commissions revenue (expense)	249,215	248,439	64,836	54,094	941	449	139,754	127,541	454,746	430,523	(27,513)	(24,497)	427,233	406,026
Profit (loss) of financial operations	300	330	11,005	17,094	114,064	195,363	23,110	27,471	148,479	240,258	(939)	(225)	147,540	240,033
Foreign currency changes, indexation and accounting hedge	7,672	9,051	23,900	25,175	26,417	56,382	19,451	20,165	77,440	110,773	—	—	77,440	110,773
Other income	28,214	28,712	4,558	10,011	—	—	2,501	2,712	35,273	41,435	(7,686)	(4,950)	27,587	36,485
Income attributable to investments in other companies	4,178	5,665	2,287	2,362	255	262	364	1,068	7,084	9,357	—	—	7,084	9,357
Total operating revenue	1,410,575	1,306,803	661,481	678,181	53,881	6,323	181,395	169,904	2,307,332	2,161,211	(35,199)	(29,400)	2,272,133	2,131,811
Expenses from salaries and employee benefits	(272,049)	(263,119)	(79,033)	(76,722)	(2,152)	(2,078)	(66,150)	(63,731)	(419,384)	(405,650)	15	15	(419,369)	(405,635)
Administrative expenses	(253,824)	(242,840)	(56,749)	(55,603)	(1,419)	(1,538)	(35,954)	(28,054)	(347,946)	(328,035)	34,479	28,649	(313,467)	(299,386)
Depreciation and amortization	(59,040)	(57,173)	(6,000)	(6,396)	(411)	(346)	(5,500)	(4,873)	(70,951)	(68,788)	—	—	(70,951)	(68,788)
Impairment of non-financial assets	(27)	(21)	—	(5)	—	—	(1,444)	(86)	(1,471)	(112)	—	—	(1,471)	(112)
Other operating expenses	(17,608)	(17,883)	(6,382)	(4,790)	(2)	(3)	(1,043)	(1,338)	(25,035)	(24,014)	705	736	(24,330)	(23,278)
Total operating expenses	(602,548)	(581,036)	(148,164)	(143,516)	(3,984)	(3,965)	(110,091)	(98,082)	(864,787)	(826,599)	35,199	29,400	(829,588)	(797,199)
Expenses for credit losses	(270,343)	(251,544)	(19,209)	15,136	1,094	3,057	—	—	(288,458)	(233,351)	—	—	(288,458)	(233,351)
Income from operations	537,684	474,223	494,108	549,801	50,991	5,415	71,304	71,822	1,154,087	1,101,261	—	—	1,154,087	1,101,261
Income taxes													(244,761)	(243,170)
Income after income taxes													909,326	858,091

The following table presents assets and liabilities of the periods ended September 30, 2024 and December 31, 2023 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	24,184,885	23,583,402	13,242,236	13,247,584	12,639,482	17,530,710	1,170,624	986,697	51,237,227	55,348,393	(234,628)	(236,853)	51,002,599	55,111,540
Current and deferred taxes													685,259	681,012
Total assets													51,687,858	55,792,552

Liabilities	17,714,903	19,123,031	10,397,615	10,671,254	17,366,560	20,219,857	968,318	777,170	46,447,396	50,791,312	(234,628)	(236,853)	46,212,768	50,554,459
Current and deferred taxes													447	808
Total liabilities													46,213,215	50,555,267

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

The detail of the balances included under cash and cash equivalents as follows:

	September	December
	2024	2023
	MCh$	MCh$
Cash and due from banks:
Cash	1,000,562	929,034
Deposit in Chilean Central Bank (*)	304,104	590,426
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	17,449	17,052
Deposits in abroad banks	790,000	928,136
Subtotal – Cash and due from banks	2,112,115	2,464,648

Net transactions in the course of settlement (**)	(28,462)	58,634
Others cash equivalents (***)	1,657,465	3,020,865
Total cash and cash equivalents	3,741,118	5,544,147

The detail of the balances included under net ongoing clearance operations is as follows:

	September	December
	2024	2023
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	86,534	84,635
Funds receivable	439,378	330,870
Subtotal - assets	525,912	415,505

Liabilities
Funds payable	(554,374)	(356,871)
Subtotal - liabilities	(554,374)	(356,871)
Net transactions in the course of settlement	(28,462)	58,634

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	September	December
	2024	2023
	MCh$	MCh$

Financial derivative contracts	2,086,983	2,035,376
Debt Financial Instruments	1,465,702	3,363,624
Other financial instruments	414,892	409,328
Total	3,967,577	5,808,328

(a)	The Bank as of September 30, 2024 and December 31, 2023, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	4.518.755	3.659.459	1.462.540	2.410.522	2.698.876	2.517.954	674.622	355.774	13.597	13.536	—	—	9.368.390	8.957.245	256.556	212.475
Interest rate swap	—	—	627.952	847.401	2.259.474	1.859.664	6.900.057	6.593.100	6.786.688	7.157.777	4.023.665	3.743.282	4.479.113	4.709.682	25.076.949	24.910.906	672.497	883.689
Interest rate and cross currency swap	—	—	147.122	167.667	243.534	305.181	1.509.317	987.931	2.581.179	2.724.924	1.529.594	1.112.311	2.347.597	2.410.153	8.358.343	7.708.167	1.154.639	934.466
Call currency options	—	—	15.157	7.019	37.356	26.243	47.125	87.429	10.550	7.325	—	—	—	—	110.188	128.016	1.368	3.435
Put currency options	—	—	10.548	3.012	27.544	24.464	30.820	51.132	314	6.558	—	—	—	—	69.226	85.166	1.923	1.311
Total	—	—	5.319.534	4.684.558	4.030.448	4.626.074	11.186.195	10.237.546	10.053.353	10.252.358	5.566.856	4.869.129	6.826.710	7.119.835	42.983.096	41.789.500	2.086.983	2.035.376

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b) The detail of the Debt Financial Instruments is the following:

	September	December
	2024	2023
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	1,192,718	2,799,442
Bonds and Promissory notes from the General Treasury of the Republic	154,898	227,871
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	118,086	336,311
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	1,465,702	3,363,624

Under instruments of the State and Central Bank of Chile are classified instruments sold under repurchase agreements to clients and financial institutions, by an amount of Ch$12,006 million as of September 30, 2024 (As of December 31, 2023, there is no amount for this concept). The repurchase agreements have an average maturity of 1 day at the end of the period 2024. As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$245,620 million as of December 31, 2023.

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$47,676 million as of September 30, 2024 (Ch$121,586 million in December 2023). The repurchase agreements have an average maturity of 7 days at the end of the period 2024 (4 days in 2023).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$1,184 million as of September 30, 2024 (Ch$1,733 million in December 2023), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

c) The detail of other financial instruments is as follows:

	September	December
	2024	2023
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	400,065	405,752
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	13,467	2,058
Foreign equity instruments	—	485

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	1,360	1,033
Total	414,892	409,328

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of September 30, 2024 and December 31, 2023, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of September 30, 2024 and December 31, 2023, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	September	December
	2024	2023
	MCh$	MCh$

Debt Financial Instruments	1,954,644	3,786,525
Other financial instruments	—	—
Total	1,954,644	3,786,525

(a)	As of September 30, 2024 and December 31, 2023, the detail of debt financial instruments is as follows:

	September	December
	2024	2023
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	473,642
Bonds and Promissory notes from the General Treasury of the Republic	736,118	1,362,510
Other fiscal debt financial instruments	712	1,500

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,119,888	1,681,744
Bonds and trade effects from domestic companies	50,648	59,921
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	44,501	43,294
Debt financial instruments from other foreign banks	—	163,914
Bonds and trade effects from foreign companies	2,777	—
Other debt financial instruments issued abroad	—	—
Total	1,954,644	3,786,525

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$9,266 million in September 2024 (Ch$10,488 million in December 2023). The repurchase agreements have an average maturity of 2 days in September 2024 (3 days in December 2023). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$1,094,076 million as of December 31, 2023.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$48,104 million as of September 30, 2024 (Ch$43,863 million as of December 31, 2023).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$850,506 million as of December 31, 2023. There are no collaterals as of September 30, 2024 for this concept.

As of September 30, 2024 the accumulated credit impairment for debt instruments at fair value through other comprehensive income was Ch$2,126 million (Ch$5,500 million as of December 31, 2023).

(b)	The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2023	3,967,392	9,496	—	—	—	—	3,967,392	9,496
Net change in balance	(159,617)	(3,996)	(30,124)	(1,921)	—	—	(189,741)	(5,917)
Change in fair value	8,718	—	156	—	—	—	8,874	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	(29,968)	—	29,968	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	1,921	—	—	—	1,921
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	3,786,525	5,500	—	—	—	—	3,786,525	5,500

Balance as of January 1, 2024	3,786,525	5,500	—	—	—	—	3,786,525	5,500
Net change in balance	(1,846,101)	(3,374)	—	—	—	—	(1,846,101)	(3,374)
Change in fair value	14,220	—	—	—	—	—	14,220	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of September 30, 2024	1,954,644	2,126	—	—	—	—	1,954,644	2,126

(c)	Realized and unrealized gains and losses:

As of September 30, 2024, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$19,988 million (unrealized gain of Ch$9,142 million as of December 31, 2023), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of September 30, 2024 and 2023 are reported under “Net Financial income (expense)” (See Note No. 33).

The changes in realized gains and losses at the end of both periods are the following:

	September	September
	2024	2023
	MCh$	MCh$

Unrealized gains (losses)	18,919	(22,326)
Realized losses (gains) reclassified to income	(8,073)	308
Subtotal	10,846	(22,018)
Income tax on other comprehensive income	(1,732)	1,069
Net effect in equity	9,114	(20,949)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes:

(a.1) As of September 30, 2024 and December 31, 2023, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	145,791	—	37,684	141,416	131,865	36,553	74,001	232,293	196,207	222,615	585,548	632,877	45,378	49,065
Total	—	—	—	—	145,791	—	37,684	141,416	131,865	36,553	74,001	232,293	196,207	222,615	585,548	632,877	45,378	49,065

(a.2)	As of September 30, 2024 and December 31, 2023, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—	398,687	218,840	46,439	180,325	1,100,897	983,782	1,546,023	1,382,947	195,440	160,602
Total	—	—	—	—	—	—	—	—	398,687	218,840	46,439	180,325	1,100,897	983,782	1,546,023	1,382,947	195,440	160,602

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair value Hedges:

As of September 30, 2024 and December 31, 2023, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond	—	—	(8,020)	(450)	(172,587)	(4,686)	(70,477)	(199,047)	(534,375)	(245,308)	(242,617)	(552,541)	(1,325,823)	(1,252,534)	(2,353,899)	(2,254,566)
Obligation USD	—	—	(2,735)	—	—	—	(2,203)	(1,366)	(91,587)	(88,096)	—	—	—	—	(96,525)	(89,462)

Hedge instrument
Inflows:
Cross Currency Swap	—	—	10,755	450	172,587	4,686	72,680	200,413	625,962	333,404	242,617	552,541	1,325,823	1,252,534	2,450,424	2,344,028
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	7,369	1,506	156,701	1,834	64,659	182,057	603,226	328,074	173,218	467,263	1,402,552	1,314,328	2,407,725	2,295,062

Hedge instrument
Outflows:
Cross Currency Swap	—	—	(7,369)	(1,506)	(156,701)	(1,834)	(64,659)	(182,057)	(603,226)	(328,074)	(173,218)	(467,263)	(1,402,552)	(1,314,328)	(2,407,725)	(2,295,062)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the period 2024 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$22,719 million (credit to equity of Ch$147,508 million in September 2023). The net effect of taxes charge to equity amounts to Ch$16,585 million (credit to equity of Ch$107,681 million during the period September 2023).

The accumulated balance for this concept as of September 30, 2024 corresponds to a charge in equity amounted to Ch$13,318 million (credit to equity of Ch$9,401 million as of December 2023).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$6,257 million during the period 2024 (charge to results for Ch$6,550 million during the period September 2023).

(c.6)	As of September 30, 2024 and 2023, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7)	As of September 30, 2024 and 2023, the Bank does not have hedges of net investments in foreign business.

13.	Financial assets at amortized cost:

The item detail is as follows:

	September	December
	2024	2023
	MCh$	MCh$

Rights from resale agreements and securities lending	70,386	71,822
Debt financial instruments	933,466	1,431,083
Loans and advances to Banks	1,696,985	2,519,180
Loans to customers:
Commercial loans	19,964,731	19,991,114
Residential mortgage loans	12,899,904	12,303,154
Consumer loans	5,342,686	5,306,436
Provisions established for credit risk:
Commercial loans provisions	(379,605)	(366,205)
Mortgage loans provisions	(37,309)	(34,006)
Consumer loans provisions	(365,825)	(368,757)
Total	40,125,419	40,853,821

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(a)	Rights from resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of September 30, 2024 and December 31, 2023, the detail is as follows:

	September	December
	2024	2023
	MCh$	MCh$
Transaction with domestic banks
Resale agreements with other banks	—	—
Resale agreements with the Central Bank of Chile	—	—
Rights from securities lending	—	—

Transaction with foreign banks
Resale agreements with other banks	—	—
Resale agreements with foreign Central Banks	—	—
Rights from securities lending	—	—

Transaction with other domestic entities
Resale agreements	70,386	71,822
Rights from securities lending	—	—

Transaction with other foreign entities
Resale agreements	—	—
Rights from securities lending	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights from resale agreements and securities lending
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	70,386	71,822

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of September 30, 2024, the fair value of the instruments received amounts to Ch$71,466 million (Ch$73,874 million in December 2023).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	September	December
	2024	2023
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	507,261
Bonds and promissory notes from the General Treasury of the Republic	933.498	923,880
Other fiscal debt financial instruments	—	—

Other Finacial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	(32)	(58)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	933.466	1,431,083

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$1,362,095 million as of December 31, 2023. The are no instruments under collateral as of September 30, 2024.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal	Substandard	Non-Complying		Normal	Substandard	Non-Complying
	Portfolio	Portfolio	Portfolio		Portfolio	Portfolio	Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of September 30, 2024	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	200,000	—	—	200,000	(72)	—	—	(72)	199,928
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	239,333	—	—	239,333	(523)	—	—	(523)	238,810
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	158,749	—	—	158,749	(502)	—	—	(502)	158,247
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	598,082	—	—	598,082	(1,097)	—	—	(1,097)	596,985
Central Bank of Chile
Current account deposits for derivative transactions with a central counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,100,000	—	—	1,100,000	—	—	—	—	1,100,000
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,100,000	—	—	1,100,000	—	—	—	—	1,100,000
Total	1,698,082	—	—	1,698,082	(1,097)	—	—	(1,097)	1,696,985

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks, continued:

	Assets before allowances				Allowances established
	Normal	Substandard	Non-Complying		Normal	Substandard	Non-Complying
	Portfolio	Portfolio	Portfolio		Portfolio	Portfolio	Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2023	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	205,362	—	—	205,362	(449)	—	—	(449)	204,913
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	213,636	—	—	213,636	(302)	—	—	(302)	213,334
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	418,998	—	—	418,998	(751)	—	—	(751)	418,247
Central Bank of Chile
Current account deposits for derivative transactions with a central counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	2,100,933	—	—	2,100,933	—	—	—	—	2,100,933
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks		—	—			—	—
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	2,100,933	—	—	2,100,933	—	—	—	—	2,100,933
Total	2,519,931	—	—	2,519,931	(751)	—	—	(751)	2,519,180

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
Loans to Customers	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	Fogape		Financial
As of September 30, 2024	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	10,510,034	3,786,850	192,553	212,762	356,108	15,058,307	(92,341)	(26,657)	(2,628)	(55,822)	(82,428)	(259,876)	(3,232)	(263,108)	14,795,199
Chilean exports foreign trade loans	1,440,673	3,084	9,617	5,232	269	1,458,875	(26,086)	(99)	(526)	(1,806)	(136)	(28,653)	—	(28,653)	1,430,222
Accrediting foreign trade loans negotiated in terms of Chilean imports	91	—	—	—	—	91	(8)	—	—	—	—	(8)	—	(8)	83
Chilean imports foreign trade loans	442,030	43,009	5,444	3,702	3,370	497,555	(17,671)	(1,289)	(777)	(2,651)	(1,780)	(24,168)	—	(24,168)	473,387
Foreign trade credits to third countries	—	—	—	—	—				—	—	—	—	—	—	—
Current account debtors	121,859	92,873	4,645	4,131	2,056	225,564	(3,480)	(2,332)	(517)	(2,040)	(995)	(9,364)	—	(9,364)	216,200
Credit card debtors	24,265	78,855	1,153	1,270	10,661	116,204	(1,012)	(2,431)	(173)	(817)	(5,841)	(10,274)	—	(10,274)	105,930
Factoring transactions	590,602	34,607	4,276	—	269	629,754	(10,954)	(796)	(289)	—	(97)	(12,136)	—	(12,136)	617,618
Commercial lease transactions (1)	1,536,512	287,437	28,403	36,082	14,619	1,903,053	(3,267)	(1,910)	(46)	(8,613)	(3,185)	(17,021)	(406)	(17,427)	1,885,626
Student loans	—	49,477	—	—	3,801	53,278	—	(2,165)	—	—	(2,696)	(4,861)	—	(4,861)	48,417
Other loans and accounts receivable	8,895	850	168	10,516	1,621	22,050	(269)	(3)	(24)	(8,711)	(599)	(9,606)	—	(9,606)	12,444
Subtotal	14,674,961	4,377,042	246,259	273,695	392,774	19,964,731	(155,088)	(37,682)	(4,980)	(80,460)	(97,757)	(375,967)	(3,638)	(379,605)	19,585,126
Residential mortgage loans
Letters of credit	—	1,539	—	—	119	1,658	—	(2)	—	—	(7)	(9)	—	(9)	1,649
Endorsable mortgage loans	—	8,549	—	—	367	8,916	—	(10)	—	—	(33)	(43)	—	(43)	8,873
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	12,420,621	—	—	304,715	12,725,336	—	(15,717)	—	—	(20,401)	(36,118)	—	(36,118)	12,689,218
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	154,351	—	—	9,643	163,994	—	(224)	—	—	(915)	(1,139)	—	(1,139)	162,855
Subtotal	—	12,585,060	—	—	314,844	12,899,904	—	(15,953)	—	—	(21,356)	(37,309)	—	(37,309)	12,862,595
Consumer loans
Consumer loans in installments	—	2,976,607	—	—	246,894	3,223,501	—	(137,447)	—	—	(141,426)	(278,873)	—	(278,873)	2,944,628
Current account debtors	—	268,050	—	—	14,574	282,624	—	(12,916)	—	—	(5,599)	(18,515)	—	(18,515)	264,109
Credit card debtors	—	1,802,410	—	—	32,180	1,834,590	—	(47,801)	—	—	(19,056)	(66,857)	—	(66,857)	1,767,733
Consumer lease transactions (1)	—	327	—	—	4	331	—	(4)	—	—	(1)	(5)	—	(5)	326
Other loans and accounts receivable	—	12	—	—	1,628	1,640	—	(3)	—	—	(1,572)	(1,575)	—	(1,575)	65
Subtotal	—	5,047,406	—	—	295,280	5,342,686	—	(198,171)	—	—	(167,654)	(365,825)	—	(365,825)	4,976,861
Total	14,674,961	22,009,508	246,259	273,695	1,002,898	38,207,321	(155,088)	(251,806)	(4,980)	(80,460)	(286,767)	(779,101)	(3,638)	(782,739)	37,424,582

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of September 30, 2024, Ch$956,660 million correspond to finance leases on real estate assets and Ch$946,724 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
Loans to Customers	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	Fogape		Financial
As of December 31, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,855,599	3,910,753	185,244	197,361	321,133	15,470,090	(92,816)	(26,083)	(6,842)	(54,446)	(74,174)	(254,361)	(8,604)	(262,965)	15,207,125
Chilean exports foreign trade loans	1,122,027	3,629	5,672	6,522	158	1,138,008	(21,669)	(110)	(26)	(3,981)	(90)	(25,876)	—	(25,876)	1,112,132
Accrediting foreign trade loans negotiated in terms of Chilean imports	94	—	—	—	—	94	(8)	—	—	—	—	(8)	—	(8)	86
Chilean imports foreign trade loans	529,967	41,565	6,584	2,102	2,545	582,763	(17,271)	(1,127)	(915)	(1,515)	(1,284)	(22,112)	—	(22,112)	560,651
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	85,209	90,883	4,829	3,739	1,855	186,515	(2,684)	(2,175)	(758)	(1,439)	(874)	(7,930)	—	(7,930)	178,585
Credit card debtors	21,353	71,726	1,056	1,033	8,537	103,705	(880)	(2,207)	(151)	(608)	(4,660)	(8,506)	—	(8,506)	95,199
Factoring transactions	558,316	39,021	5,258	453	183	603,231	(10,001)	(811)	(497)	(349)	(66)	(11,724)	—	(11,724)	591,507
Commercial lease transactions (1)	1,462,558	277,280	32,017	35,525	13,686	1,821,066	(3,103)	(1,878)	(102)	(4,813)	(3,334)	(13,230)	(527)	(13,757)	1,807,309
Student loans	—	52,521	—	—	4,114	56,635	—	(2,189)	—	—	(2,905)	(5,094)	—	(5,094)	51,541
Other loans and accounts receivable	7,417	10,895	195	9,204	1,296	29,007	(253)	(10)	(26)	(7,494)	(450)	(8,233)	—	(8,233)	20,774
Subtotal	14,642,540	4,498,273	240,855	255,939	353,507	19,991,114	(148,685)	(36,590)	(9,317)	(74,645)	(87,837)	(357,074)	(9,131)	(366,205)	19,624,909
Residential mortgage loans
Letters of credit	—	2,339	—	—	151	2,490	—	(2)	—	—	(8)	(10)	—	(10)	2,480
Endorsable mortgage loans	—	10,983	—	—	329	11,312	—	(8)	—	—	(31)	(39)	—	(39)	11,273
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	11,871,797	—	—	250,593	12,122,390	—	(15,919)	—	—	(17,005)	(32,924)	—	(32,924)	12,089,466
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	158,981	—	—	7,981	166,962	—	(259)	—	—	(774)	(1,033)	—	(1,033)	165,929
Subtotal	—	12,044,100	—	—	259,054	12,303,154	—	(16,188)	—	—	(17,818)	(34,006)	—	(34,006)	12,269,148
Consumer loans
Consumer loans in installments	—	2,943,848	—	—	237,359	3,181,207	—	(150,741)	—	—	(130,531)	(281,272)	—	(281,272)	2,899,935
Current account debtors	—	268,525	—	—	2,449	270,974	—	(12,256)	—	—	(1,179)	(13,435)	—	(13,435)	257,539
Credit card debtors	—	1,817,403	—	—	34,974	1,852,377	—	(51,867)	—	—	(20,751)	(72,618)	—	(72,618)	1,779,759
Consumer lease transactions (1)	—	380	—	—	—	380	—	(5)	—	—	—	(5)	—	(5)	375
Other loans and accounts receivable	—	15	—	—	1,483	1,498	—	(4)	—	—	(1,423)	(1,427)	—	(1,427)	71
Subtotal	—	5,030,171	—	—	276,265	5,306,436	—	(214,873)	—	—	(153,884)	(368,757)	—	(368,757)	4,937,679
Total	14,642,540	21,572,544	240,855	255,939	888,826	37,600,704	(148,685)	(267,651)	(9,317)	(74,645)	(259,539)	(759,837)	(9,131)	(768,968)	36,831,736

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2023 Ch$921,451 million correspond to finance leases on immovable property and Ch$899,995 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting period, the contingent credit risk exposure is as follows:

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of September 30, 2024	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	313,064	556	539	—	—	314,159	(4,682)	(5)	(75)	—	—	(4,762)	309,397
Letters of credit for goods circulation operations	408,741	843	179	—	—	409,763	(961)	(3)	(5)	—	—	(969)	408,794
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,648,170	59,225	45,910	16,339	505	2,770,149	(30,372)	(616)	(3,753)	(5,455)	(217)	(40,413)	2,729,736
Undrawn credit lines with immediate termination	1,435,888	9,204,140	5,831	1,206	6,749	10,653,814	(2,739)	(4,435)	(67)	(654)	(3,288)	(11,183)	10,642,631
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	72,536	—	—	—	—	72,536	(2,464)	—	—	—	—	(2,464)	70,072
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,878,399	9,264,764	52,459	17,545	7,254	14,220,421	(41,218)	(5,059)	(3,900)	(6,109)	(3,505)	(59,791)	14,160,630

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of December 31, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	350,420	586	525	—	—	351,531	(4,511)	(9)	(73)	—	—	(4,593)	346,938
Letters of credit for goods circulation operations	350,122	482	—	—	—	350,604	(863)	(2)	—	—	—	(865)	349,739
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,524,034	52,140	45,876	17,885	362	2,640,297	(29,397)	(525)	(3,887)	(5,545)	(110)	(39,464)	2,600,833
Undrawn credit lines with immediate termination	1,446,599	8,623,438	5,224	976	8,221	10,084,458	(2,736)	(4,431)	(57)	(557)	(4,009)	(11,790)	10,072,668
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	120,545	—	—	—	—	120,545	(4,515)	—	—	—	—	(4,515)	116,030
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,791,720	8,676,646	51,625	18,861	8,583	13,547,435	(42,022)	(4,967)	(4,017)	(6,102)	(4,119)	(61,227)	13,486,208

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2024	751	—	—	751
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	32	—	—	32
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,161	—	—	1,161
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,580)	—	—	(1,580)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	19	—	—	19
Other changes in allowances	714	—	—	714
Balance as of September 30, 2024	1,097	—	—	1,097

Changes in provisions constituted by portfolio in the year
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2023	677	—	—	677
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	(194)	—	—	(194)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,741	—	—	1,741
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,486)	—	—	(1,486)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	13	—	—	13
Other changes in allowances	—	—	—	—
Balance as of December 31, 2023	751	—	—	751

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties
	Evaluation		Evaluation	Evaluation			FOGAPE
	Individual	Grupal	Individual	Individual	Grupal	Sub total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2024	148,685	36,590	9,317	74,645	87,837	357,074	9,131	366,205
Provisions established/ released:
Change in measurement without portfolio reclassification during the period	8,740	18,121	2,418	16,270	8,577	54,126	—	54,126
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(2,389)	—	4,150	—	—	1,761	—	1,761
Transfer from Normal individual to Non-Complying individual	(157)	—	—	598	—	441	—	441
Transfer from Substandard to Non-Complying individual	—	—	(5,780)	14,269	—	8,489	—	8,489
Transfer from Substandard to Normal individual	412	—	(629)	—	—	(217)	—	(217)
Transfer from Non-Complying individual to Substandard	—	—	70	(1,314)	—	(1,244)	—	(1,244)
Transfer from Non-Complying individual to Normal individual	4	—	—	(27)	—	(23)	—	(23)
Transfer from Normal group to Non-Complying group	—	(12,256)	—	—	33,691	21,435	—	21,435
Transfer from Non-Complying group to Normal group	—	485	—	—	(7,471)	(6,986)	—	(6,986)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	531	(777)	306	188	(111)	137	—	137
New assets originated	166,043	18,629	3,999	15,550	12,908	217,129	—	217,129
New credits for conversion of contingent to loan	10,849	6,580	871	1,632	796	20,728	—	20,728
New assets purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	(46)	(163)	—	(240)	—	(449)	—	(449)
Payment of credit	(178,825)	(29,622)	(9,744)	(23,117)	(21,939)	(263,247)	—	(263,247)
Provisions for write-offs	—	—	—	(18,699)	(16,557)	(35,256)	—	(35,256)
Recovery of written-off loans	—	62	—	—	—	62	—	62
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	1,241	33	2	705	26	2,007	—	2,007
Other changes in allowances	—	—	—	—	—	—	(5,493)	(5,493)
Balance as of September 30, 2024	155,088	37,682	4,980	80,460	97,757	375,967	3,638	379,605

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties
	Evaluation		Evaluation	Evaluation			FOGAPE
	Individual	Group	Individual	Individual	Group	Sub total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2023	152,467	42,021	20,797	75,935	90,237	381,457	32,743	414,200
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	(32,144)	(540)	(1,511)	19,717	31,937	17,459	—	17,459
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(2,845)	—	4,966	—	—	2,121	—	2,121
Transfer from Normal individual to Non-Complying individual	(80)	—	—	1,191	—	1,111	—	1,111
Transfer from Substandard to Non-Complying individual	—	—	(4,560)	16,310	—	11,750	—	11,750
Transfer from Substandard to Normal individual	903	—	(12,685)	—	—	(11,782)	—	(11,782)
Transfer from Non-Complying individual to Substandard	—	—	166	(557)	—	(391)	—	(391)
Transfer from Non-Complying individual to Normal individual	—	—	—	(17)	—	(17)	—	(17)
Transfer from Normal group to Non-Complying group	—	(16,099)	—	—	41,808	25,709	—	25,709
Transfer from Non-Complying group to Normal group	—	676	—	—	(10,938)	(10,262)	—	(10,262)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	847	(839)	84	66	(143)	15	—	15
New assets originated	200,453	21,387	6,361	8,712	14,659	251,572	—	251,572
New credits for conversion of contingent to loan	13,510	8,387	967	1,292	839	24,995	—	24,995
New assets purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	(342)	—	(342)	—	(342)
Payment of credit	(186,161)	(18,537)	(5,352)	(29,647)	(45,435)	(285,132)	—	(285,132)
Provisions for write-offs	—	—	—	(18,451)	(35,184)	(53,635)	—	(53,635)
Recovery of written-off loans	—	89	—	—	—	89	—	89
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	1,735	45	84	436	57	2,357	—	2,357
Other changes in allowances	—	—	—	—	—	—	(23,612)	(23,612)
Balance as of December 31, 2023	148,685	36,590	9,317	74,645	87,837	357,074	9,131	366,205

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2024	16,188	17,818	34,006
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	2,331	1,457	3,788
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(3,189)	7,145	3,956
Transfer from Non-Complying group to Normal group	362	(1,456)	(1,094)
New assets originated	1,148	157	1,305
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(887)	(3,455)	(4,342)
Provisions for write-offs	—	(310)	(310)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of September 30, 2024	15,953	21,356	37,309

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2023	15,154	14,149	29,303
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	4,191	884	5,075
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(4,050)	8,494	4,444
Transfer from Non-Complying group to Normal group	315	(1,901)	(1,586)
New assets originated	1,947	90	2,037
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,369)	(2,889)	(4,258)
Provisions for write-offs	—	(1,009)	(1,009)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2023	16,188	17,818	34,006

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2024	214,873	153,884	368,757
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	125,693	59,873	185,566
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(99,064)	127,957	28,893
Transfer from Non-Complying group to Normal group	11,080	(28,188)	(17,108)
New assets originated	69,426	59,791	129,217
New credits for conversion of contingent to loan	58,916	1,991	60,907
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(184,434)	(50,149)	(234,583)
Provisions for write-offs	—	(157,506)	(157,506)
Recovery of written-off loans	1,654	—	1,654
Changes to models and assumptions	—	—	—
Foreign exchange differences	27	1	28
Other changes in allowances	—	—	—
Balance as of September 30, 2024	198,171	167,654	365,825

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2023	200,043	134,846	334,889
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	16,274	187,408	203,682
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(136,022)	178,062	42,040
Transfer from Non-Complying group to Normal group	10,646	(33,033)	(22,387)
New assets originated	126,858	92,820	219,678
New credits for conversion of contingent to loan	81,701	3,970	85,671
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(86,983)	(209,362)	(296,345)
Provisions for write-offs	—	(200,849)	(200,849)
Recovery of written-off loans	2,345	—	2,345
Changes to models and assumptions	—	—	—
Foreign exchange differences	11	22	33
Other changes in allowances	—	—	—
Balance as of December 31, 2023	214,873	153,884	368,757

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the period:

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio
	Evaluation		Evaluation	Evaluation
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2024	42,022	4,967	4,017	6,102	4,119	61,227
Provisions established/ released:
Change in measurement without portfolio reclassification during the period	8,493	3,069	135	1,870	2,024	15,591
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(138)	—	234	—	—	96
Transfer from Normal individual to Non-Complying individual	(4)	—	—	35	—	31
Transfer from Substandard to Non-Complying individual	—	—	(204)	1,167	—	963
Transfer from Substandard to Normal individual	53	—	(85)	—	—	(32)
Transfer from Non-Complying individual to Substandard	—	—	4	(57)	—	(53)
Transfer from Non-Complying individual to Normal individual	—	—	—	(4)	—	(4)
Transfer from Normal group to Non-Complying group	—	(96)	—	—	2,639	2,543
Transfer from Non-Complying group to Normal group	—	5	—	—	(2,296)	(2,291)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	47	(36)	5	—	(3)	13
New contingent loan granted	27,347	1,168	10,133	407	395	39,450
Contingent credits for conversion	(1,118)	(2,393)	(100)	(891)	(1,031)	(5,533)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	211	51	1	6	56	325
Other changes in provisions	(35,695)	(1,676)	(10,240)	(2,526)	(2,398)	(52,535)
Balance as of September 30, 2024	41,218	5,059	3,900	6,109	3,505	59,791

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio
	Evaluation		Evaluation	Evaluation
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2023	31,717	4,658	10,925	4,018	6,059	57,377
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	(933)	(287)	(37)	(26)	(617)	(1,900)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(371)	—	783	—	—	412
Transfer from Normal individual to Non-Complying individual	(7)	—	—	313	—	306
Transfer from Substandard to Non-Complying individual	—	—	(391)	1,842	—	1,451
Transfer from Substandard to Normal individual	1,131	—	(3,493)	—	—	(2,362)
Transfer from Non-Complying individual to Substandard	—	—	2	(65)	—	(63)
Transfer from Non-Complying individual to Normal individual	—	—	—	(45)	—	(45)
Transfer from Normal group to Non-Complying group	—	(111)	—	—	2,164	2,053
Transfer from Non-Complying group to Normal group	—	4	—	—	(2,811)	(2,807)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	52	(43)	1	5	(11)	4
New contingent loan granted	30,168	1,567	11,696	1,463	587	45,481
Contingent credits for conversion	(235)	(349)	(60)	(222)	(316)	(1,182)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	223	1	(172)	—	73	125
Other changes in provisions	(19,723)	(473)	(15,237)	(1,181)	(1,009)	(37,623)
Balance as of December 31, 2023	42,022	4,967	4,017	6,102	4,119	61,227

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

Other disclosures:

As of December 31, 2023, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,573,423 million. There are no guarantee loans as of September 30, 2024.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

g)	Industry sector:

At the closing of each reporting period, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	September	December	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	1,300,000	2,100,933	398,082	418,998	1,698,082	2,519,931	(72)	—	(1,025)	(751)	(1,097)	(751)

Commercial loans
Agriculture and livestock	751,927	787,718	—	—	751,927	787,718	(12,763)	(12,486)	—	—	(12,763)	(12,486)
Fruit	671,857	645,470	—	—	671,857	645,470	(10,987)	(10,933)	—	—	(10,987)	(10,933)
Forestry	92,656	101,243	—	—	92,656	101,243	(2,868)	(2,788)	—	—	(2,868)	(2,788)
Fishing	32,133	26,296	—	—	32,133	26,296	(3,133)	(2,543)	—	—	(3,133)	(2,543)
Mining	673,600	417,025	—	—	673,600	417,025	(4,585)	(4,227)	—	—	(4,585)	(4,227)
Oil and natural gas	226	416	—	—	226	416	(7)	(10)	—	—	(7)	(10)
Product manufacturing industries;
Foods, beverages and tobacco	616,388	512,732	—	—	616,388	512,732	(14,969)	(13,658)	—	—	(14,969)	(13,658)
Textiles, leather goods and footwear	28,956	33,011	—	—	28,956	33,011	(854)	(865)	—	—	(854)	(865)
Woods and furnitures	82,508	78,287	—	—	82,508	78,287	(2,232)	(2,065)	—	—	(2,232)	(2,065)
Cellulose, Paper and printing	13,385	16,715	—	—	13,385	16,715	(367)	(721)	—	—	(367)	(721)
Chemicals and petroleum products	325,163	298,712	—	—	325,163	298,712	(6,880)	(6,516)	—	—	(6,880)	(6,516)
Metal, non-metal, machine or others	596,801	551,244	—	—	596,801	551,244	(10,023)	(12,082)	—	—	(10,023)	(12,082)
Electricity, gas and water	365,299	438,098	1,388	1,326	366,687	439,424	(3,904)	(3,908)	(59)	(57)	(3,963)	(3,965)
Residential construction	204,606	262,452	—	—	204,606	262,452	(6,294)	(9,369)	—	—	(6,294)	(9,369)
Non-residential construction (office, civil engineering)	473,133	407,175	—	—	473,133	407,175	(12,208)	(11,125)	—	—	(12,208)	(11,125)
Wholesale	1,659,308	1,794,264	—	—	1,659,308	1,794,264	(49,087)	(49,374)	—	—	(49,087)	(49,374)
Retail, restaurants and hotels	1,017,235	1,011,484	—	—	1,017,235	1,011,484	(42,668)	(38,314)	—	—	(42,668)	(38,314)
Transport and storage	1,039,803	1,101,603	—	—	1,039,803	1,101,603	(26,686)	(20,777)	—	—	(26,686)	(20,777)
Communications	209,365	102,052	—	—	209,365	102,052	(4,210)	(2,395)	—	—	(4,210)	(2,395)
Financial services	3,106,037	3,219,723	—	—	3,106,037	3,219,723	(27,164)	(28,040)	—	—	(27,164)	(28,040)
Business services	1,869,363	1,969,605	—	—	1,869,363	1,969,605	(49,051)	(51,697)	—	—	(49,051)	(51,697)
Real estate services	3,342,074	3,359,135	13,245	19,931	3,355,319	3,379,066	(22,049)	(20,378)	(731)	(1,066)	(22,780)	(21,444)
Student loans	53,279	56,636	—	—	53,279	56,636	(4,861)	(5,093)	—	—	(4,861)	(5,093)
Government administration, defence and police force	17,868	21,434	—	—	17,868	21,434	(214)	(288)	—	—	(214)	(288)
Social services and other community services	850,696	899,492	—	—	850,696	899,492	(17,542)	(14,483)	—	—	(17,542)	(14,483)
Personal services	1,856,432	1,857,835	—	—	1,856,432	1,857,835	(43,209)	(40,947)	—	—	(43,209)	(40,947)
Subtotal	19,950,098	19,969,857	14,633	21,257	19,964,731	19,991,114	(378,815)	(365,082)	(790)	(1,123)	(379,605)	(366,205)

Residential mortgage loans	12,899,904	12,303,154	—	—	12,899,904	12,303,154	(37,309)	(34,006)	—	—	(37,309)	(34,006)

Consumer loans	5,342,686	5,306,436	—	—	5,342,686	5,306,436	(365,825)	(368,757)	—	—	(365,825)	(368,757)

Contingent loan exposure	14,220,421	13,547,435	—	—	14,220,421	13,547,435	(59,791)	(61,227)	—	—	(59,791)	(61,227)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of September 30, 2024

Loan Tranche /	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Guarantee Value	Days in default at the end of the period						Days in default at the end of the period
(%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,856,998	32,864	15,295	5,691	15,963	1,926,811	(1,311)	(438)	(421)	(210)	(888)	(3,268)
40% < PVG <= 80%	9,399,653	227,967	101,620	44,421	131,817	9,905,478	(10,578)	(3,950)	(3,124)	(1,800)	(7,804)	(27,256)
80% < PVG <= 90%	562,069	9,723	4,792	2,213	8,411	587,208	(1,521)	(337)	(388)	(262)	(1,465)	(3,973)
PVG > 90%	469,857	3,948	730	964	4,908	480,407	(1,462)	(135)	(43)	(84)	(1,088)	(2,812)
Total	12,288,577	274,502	122,437	53,289	161,099	12,899,904	(14,872)	(4,860)	(3,976)	(2,356)	(11,245)	(37,309)

As of December 31, 2023

Loan Tranche /	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Guarantee Value	Days in default at the end of the year						Days in default at the end of the year
(%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,681,930	24,754	10,259	5,119	12,398	1,734,460	(1,265)	(341)	(289)	(179)	(688)	(2,762)
40% < PVG <= 80%	9,095,085	198,906	85,417	38,587	106,142	9,524,137	(10,392)	(3,541)	(2,619)	(1,491)	(6,235)	(24,278)
80% < PVG <= 90%	504,787	12,757	5,103	3,610	8,395	534,652	(1,662)	(477)	(430)	(379)	(1,423)	(4,371)
PVG > 90%	501,652	2,272	1,231	454	4,296	509,905	(1,490)	(82)	(67)	(20)	(936)	(2,595)
Total	11,783,454	238,689	102,010	47,770	131,231	12,303,154	(14,809)	(4,441)	(3,405)	(2,069)	(9,282)	(34,006)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

	Individual																				Group				Provisions of deductible warranties
As of	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio			Fogape
September 30, 2024	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Non-Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	200,000	—	—	—	—	—	200,000	—	—	—	—	—	—	—	—	—	—	—	—	200,000	—	—	—	200,000	—
Interbank commercial loans	—	—	239,333	—	—	—	239,333	—	—	—	—	—	—	—	—	—	—	—	—	239,333	—	—	—	239,333	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	50	121,585	16,184	20,930	—	—	158,749	—	—	—	—	—	—	—	—	—	—	—	—	158,749	—	—	—	158,749	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	200,050	121,585	255,517	20,930	—	—	598,082	—	—	—	—	—	—	—	—	—	—	—	—	598,082	—	—	—	598,082	—
Allowances established	72	100	559	366	—	—	1,097	—	—	—	—	—	—	—	—	—	—	—	—	1,097	—	—	—	1,097	—
% Allowances established	0.04%	0.08%	0.22%	1.75%	—	—	0.18%	—	—	—	—	—	—	—	—	—	—	—	—	0.18%	—	—	—	0.18%	—

Commercial loans
Commercial loans	—	1,111,521	1,872,304	2,208,091	3,276,097	2,042,021	10,510,034	115,750	57,225	9,681	9,897	192,553	79,309	37,782	21,927	33,758	18,058	21,928	212,762	10,915,349	3,786,850	356,108	4,142,958	15,058,307	3,232
Chilean exports foreign trade loans	—	451,126	327,923	203,898	268,040	189,686	1,440,673	4,454	4,612	551	—	9,617	2,922	—	284	295	—	1,731	5,232	1,455,522	3,084	269	3,353	1,458,875	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	91	91	—	—	—	—	—	—	—	—	—	—	—	—	91	—	—	—	91	—
Chilean imports foreign trade loans	—	8,486	79,102	74,217	123,915	156,310	442,030	5,085	359	—	—	5,444	356	—	—	127	1,215	2,004	3,702	451,176	43,009	3,370	46,379	497,555	—
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	2	20,396	51,982	20,942	28,537	121,859	3,043	1,295	187	120	4,645	374	1,143	85	648	221	1,660	4,131	130,635	92,873	2,056	94,929	225,564	—
Credit card debtors	—	362	1,320	3,579	9,253	9,751	24,265	666	398	89	—	1,153	189	48	62	96	133	742	1,270	26,688	78,855	10,661	89,516	116,204	—
Factoring transactions	945	131,683	139,555	73,831	145,808	98,780	590,602	4,266	10	—	—	4,276	—	—	—	—	—	—	—	594,878	34,607	269	34,876	629,754	—
Commercial lease transactions	—	51,414	51,519	370,314	552,236	511,029	1,536,512	16,257	8,333	3,318	495	28,403	4,114	16,229	1,868	10,981	2,211	679	36,082	1,600,997	287,437	14,619	302,056	1,903,053	406
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49,477	3,801	53,278	53,278	—
Other loans and accounts receivable	—	474	2,027	1,589	2,593	2,212	8,895	62	105	1	—	168	245	100	148	298	849	8,876	10,516	19,579	850	1,621	2,471	22,050	—
Subtotal	945	1,755,068	2,494,146	2,987,501	4,398,884	3,038,417	14,674,961	149,583	72,337	13,827	10,512	246,259	87,509	55,302	24,374	46,203	22,687	37,620	273,695	15,194,915	4,377,042	392,774	4,769,816	19,964,731	—
Allowances established	—	1,152	4,339	28,695	47,059	73,843	155,088	3,507	828	358	287	4,980	1,750	5,530	6,093	18,481	14,746	33,860	80,460	240,528	37,682	97,757	135,439	375,967	3,638
% Allowances established	—	0.07%	0.17%	0.96%	1.07%	2.43%	1.06%	2.35%	1.14%	2.59%	2.73%	2.02%	2.00%	10.00%	25.00%	40.00%	65.00%	90.01%	29.40%	1.58%	0.86%	24.89%	2.84%	1.88%	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category, continued:

	Individual																				Group				Provisions of deductible warranties
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio			Fogape
As of December 31, 2023	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Non-Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	205,362	—	—	—	205,362	—	—	—	—	—	—	—	—	—	—	—	—	205,362	—	—	—	205,362	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	18,158	179,044	11,553	4,372	—	509	213,636	—	—	—	—	—	—	—	—	—	—	—	—	213,636	—	—	—	213,636	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	18,158	179,044	216,915	4,372	—	509	418,998	—	—	—	—	—	—	—	—	—	—	—	—	418,998	—	—	—	418,998	—
Allowances established	7	147	474	77	—	46	751	—	—	—	—	—	—	—	—	—	—	—	—	751	—	—	—	751	—
% Allowances established	0.04%	0.08%	0.22%	1.76%	—	9.04%	0.18%	—	—	—	—	—	—	—	—	—	—	—	—	0.18%	—	—	—	0.18%	—

Commercial loans
Commercial loans	—	1,216,977	1,912,516	2,298,992	3,333,215	2,093,899	10,855,599	122,172	33,525	23,759	5,788	185,244	64,783	47,719	20,668	21,351	15,543	27,297	197,361	11,238,204	3,910,753	321,133	4,231,886	15,470,090	8,604
Chilean exports foreign trade loans	—	147,251	361,058	200,803	250,515	162,400	1,122,027	2,429	2,709	534	—	5,672	204	—	276	2,898	324	2,820	6,522	1,134,221	3,629	158	3,787	1,138,008	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	94	94	—	—	—	—	—	—	—	—	—	—	—	—	94	—	—	—	94	—
Chilean imports foreign trade loans	—	9,724	75,779	170,551	126,062	147,851	529,967	6,437	147	—	—	6,584	346	—	—	15	260	1,481	2,102	538,653	41,565	2,545	44,110	582,763
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	5,022	8,922	30,953	18,244	22,068	85,209	1,744	2,804	188	93	4,829	329	1,780	71	129	409	1,021	3,739	93,777	90,883	1,855	92,738	186,515	—
Credit card debtors	—	390	1,667	3,183	8,116	7,997	21,353	657	355	20	24	1,056	135	72	61	104	213	448	1,033	23,442	71,726	8,537	80,263	103,705	—
Factoring transactions	2,824	82,284	140,881	88,002	146,089	98,236	558,316	5,258	—	—	—	5,258	59	9	—	—	—	385	453	564,027	39,021	183	39,204	603,231	—
Commercial lease transactions	—	57,799	50,596	348,083	512,701	493,379	1,462,558	21,050	6,150	4,462	355	32,017	3,227	27,316	1,221	3,140	412	209	35,525	1,530,100	277,280	13,686	290,966	1,821,066	527
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	52,521	4,114	56,635	56,635	—
Other loans and accounts receivable	—	375	1,752	1,085	2,068	2,137	7,417	137	55	3	—	195	217	78	93	336	1,233	7,247	9,204	16,816	10,895	1,296	12,191	29,007	—
Subtotal	2,824	1,519,822	2,553,171	3,141,652	4,397,010	3,028,061	14,642,540	159,884	45,745	28,966	6,260	240,855	69,300	76,974	22,390	27,973	18,394	40,908	255,939	15,139,334	4,498,273	353,507	4,851,780	19,991,114	—
Allowances established	1	941	4,094	29,970	42,675	71,004	148,685	3,436	1,515	3,883	483	9,317	1,386	7,697	5,597	11,190	11,957	36,818	74,645	232,647	36,590	87,837	124,427	357,074	9,131
% Allowances established	0.04%	0.06%	0.16%	0.95%	0.97%	2.34%	1.02%	2.15%	3.31%	13.41%	7.72%	3.87%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	29.17%	1.54%	0.81%	24.85%	2.56%	1.79%	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of September 30, 2024	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	570,473	—	—	—	—	570,473	(1,074)	—	—	—	—	(1,074)	—	(1,074)
1 to 29 days	27,609	—	—	—	—	27,609	(23)	—	—	—	—	(23)	—	(23)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	598,082	—	—	—	—	598,082	(1,097)	—	—	—	—	(1,097)	—	(1,097)	596,985

Commercial loans
0 days	14,430,309	4,166,666	206,298	134,835	95,224	19,033,332	(150,276)	(28,627)	(3,943)	(34,792)	(18,378)	(236,016)	(3,507)	(239,523)
1 to 29 days	233,655	148,572	19,450	15,783	38,992	456,452	(4,569)	(4,599)	(557)	(4,015)	(7,913)	(21,653)	(51)	(21,704)
30 to 59 days	10,620	47,194	13,378	15,985	31,584	118,761	(243)	(2,945)	(314)	(3,620)	(6,002)	(13,124)	(3)	(13,127)
60 to 89 days	377	14,610	7,111	8,326	24,774	55,198	—	(1,511)	(162)	(2,906)	(5,154)	(9,733)	(14)	(9,747)
> = 90 days	—	—	22	98,766	202,200	300,988	—	—	(4)	(35,127)	(60,310)	(95,441)	(63)	(95,504)
Subtotal	14,674,961	4,377,042	246,259	273,695	392,774	19,964,731	(155,088)	(37,682)	(4,980)	(80,460)	(97,757)	(375,967)	(3,638)	(379,605)	19,585,126

Residential mortgage loans
0 days	—	12,227,220	—	—	61,357	12,288,577	—	(10,726)	—	—	(4,146)	(14,872)	—	(14,872)
1 to 29 days	—	238,546	—	—	35,956	274,502	—	(2,598)	—	—	(2,262)	(4,860)	—	(4,860)
30 to 59 days	—	89,586	—	—	32,851	122,437	—	(1,830)	—	—	(2,146)	(3,976)	—	(3,976)
60 to 89 days	—	29,708	—	—	23,581	53,289	—	(799)	—	—	(1,557)	(2,356)	—	(2,356)
> = 90 days	—	—	—	—	161,099	161,099	—	—	—	—	(11,245)	(11,245)	—	(11,245)
Subtotal	—	12,585,060	—	—	314,844	12,899,904	—	(15,953)	—	—	(21,356)	(37,309)	—	(37,309)	12,862,595

Consumer loans
0 days	—	4,784,554	—	—	94,247	4,878,801	—	(144,808)	—	—	(48,610)	(193,418)	—	(193,418)
1 to 29 days	—	183,966	—	—	35,542	219,508	—	(29,368)	—	—	(19,690)	(49,058)	—	(49,058)
30 to 59 days	—	55,577	—	—	36,795	92,372	—	(15,275)	—	—	(23,168)	(38,443)	—	(38,443)
60 a 89 days	—	23,309	—	—	24,947	48,256	—	(8,720)	—	—	(14,914)	(23,634)	—	(23,634)
> = 90 days	—		—	—	103,749	103,749	—	—	—	—	(61,272)	(61,272)	—	(61,272)
Subtotal	—	5,047,406	—	—	295,280	5,342,686	—	(198,171)	—	—	(167,654)	(365,825)	—	(365,825)	4,976,861

Total Loans	15,273,043	22,009,508	246,259	273,695	1,002,898	38,805,403	(156,185)	(251,806)	(4,980)	(80,460)	(286,767)	(780,198)	(3,638)	(783,836)	38,021,567

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible FOGAPE		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation		Sub	Warranties		Financial
As of December 31, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	331,230	—	—	—	—	331,230	(687)	—	—	—	—	(687)	—	(687)
1 to 29 days	87,768	—	—	—	—	87,768	(64)	—	—	—	—	(64)	—	(64)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	418,998	—	—	—	—	418,998	(751)	—	—	—	—	(751)	—	(751)	418,247

Commercial loans
0 days	14,476,238	4,327,340	197,115	90,648	94,559	19,185,900	(146,690)	(28,206)	(8,043)	(20,577)	(19,228)	(222,744)	(8,700)	(231,444)
1 to 29 days	153,429	117,335	26,506	9,799	28,281	335,350	(1,805)	(3,913)	(894)	(1,502)	(5,176)	(13,290)	(175)	(13,465)
30 to 59 days	12,857	42,252	13,106	18,285	28,894	115,394	(189)	(3,012)	(339)	(3,236)	(5,519)	(12,295)	(89)	(12,384)
60 to 89 days	16	11,346	4,128	8,628	21,846	45,964	(1)	(1,459)	(41)	(978)	(4,313)	(6,792)	(14)	(6,806)
> = 90 days	—	—	—	128,579	179,927	308,506	—	—	—	(48,352)	(53,601)	(101,953)	(153)	(102,106)
Subtotal	14,642,540	4,498,273	240,855	255,939	353,507	19,991,114	(148,685)	(36,590)	(9,317)	(74,645)	(87,837)	(357,074)	(9,131)	(366,205)	19,624,909

Residential mortgage loans
0 days	—	11,732,316	—	—	51,138	11,783,454	—	(11,327)	—	—	(3,482)	(14,809)	—	(14,809)
1 to 29 days	—	208,412	—	—	30,277	238,689	—	(2,526)	—	—	(1,915)	(4,441)	—	(4,441)
30 to 59 days	—	74,184	—	—	27,826	102,010	—	(1,504)	—	—	(1,901)	(3,405)	—	(3,405)
60 to 89 days	—	29,188	—	—	18,582	47,770	—	(831)	—	—	(1,238)	(2,069)	—	(2,069)
> = 90 days	—	—	—	—	131,231	131,231	—	—	—	—	(9,282)	(9,282)	—	(9,282)
Subtotal	—	12,044,100	—	—	259,054	12,303,154	—	(16,188)	—	—	(17,818)	(34,006)	—	(34,006)	12,269,148

Consumer loans
0 days	—	4,767,941	—	—	91,079	4,859,020	—	(157,194)	—	—	(46,179)	(203,373)	—	(203,373)
1 to 29 days	—	178,082	—	—	28,154	206,236	—	(30,683)	—	—	(15,171)	(45,854)	—	(45,854)
30 to 59 days	—	61,487	—	—	32,197	93,684	—	(17,854)	—	—	(19,548)	(37,402)	—	(37,402)
60 a 89 days	—	22,661	—	—	27,971	50,632	—	(9,142)	—	—	(15,796)	(24,938)	—	(24,938)
> = 90 days	—	—	—	—	96,864	96,864	—	—	—	—	(57,190)	(57,190)	—	(57,190)
Subtotal	—	5,030,171	—	—	276,265	5,306,436	—	(214,873)	—	—	(153,884)	(368,757)	—	(368,757)	4,937,679

Total Loans	15,061,538	21,572,544	240,855	255,939	888,826	38,019,702	(149,436)	(267,651)	(9,317)	(74,645)	(259,539)	(760,588)	(9,131)	(769,719)	37,249,983

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Deferred interest		Net balance receivable (*)
	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	649,611	610,657	(95,141)	(88,444)	554,470	522,213
From 1 to 2 years	474,818	453,713	(67,506)	(63,079)	407,312	390,634
From 2 to 3 years	318,207	301,560	(42,324)	(38,839)	275,883	262,721
From 3 to 4 years	216,326	199,376	(27,373)	(25,018)	188,953	174,358
From 4 to 5 years	152,061	133,011	(19,105)	(17,248)	132,956	115,763
After 5 years	377,707	383,050	(40,304)	(36,064)	337,403	346,986
Total	2,188,730	2,081,367	(291,753)	(268,692)	1,896,977	1,812,675

(*)	The net balance receivable does not include past-due portfolio totaling Ch$6,407 million as of September 30, 2024 (Ch$8,771 million in December 2023).

The Bank maintains financial lease operations associated with movable assets, vehicles, industrial machinery, transportation equipment and real estate. These leases contracts have an average term between 2 and 15 years.

(l)	Purchase of loan portfolio:

During the period ended as of September 30, 2024 and the year 2023 no portfolio purchases were made.

(m)	Sale or transfer of loans from the loan portfolio:

During the period 2024 and 2023, the following sale were made:

	September 2024
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MM$	MM$	MM$	MM$

Sale of current loans	2,558	449	2,329	220
Sale of written – off loans	—	—	—	—
Total	2,558	449	2,329	220

	September 2023
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MM$	MM$	MM$	MM$

Sale of current loans	16,261	43	16,261	43
Sale of written – off loans	—	—	—	—
Total	16,261	43	16,261	43

(n)	Securitization of own assets:

During the period 2024 and the year 2023, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies:

(a)	In the item “Investments in other companies” include investments of Ch$75,001 million as of September 30, 2024 (Ch$76,994 million as of December 31, 2023), as follows:

		% Ownership Interest		Assets
		September	December	September	December
		2024	2023	2024	2023
Company	Shareholder	%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	37,728	36,084
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,131	4,862
Redbanc S.A.	Banco de Chile	38.13	38.13	5,702	4,783
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,565	2,394
Administrador Financiero de Transantiago S.A. (4)	Banco de Chile	20.00	20.00	2,040	4,285
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	1,879	1,803
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,240	1,199
Subtotal Associates				57,285	55,410

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	9,264	7,832
Artikos Chile S.A. (5)	Banco de Chile	—	50.00	—	1,840
Subtotal Joint Ventures				9,264	9,672
Subtotal				66,549	65,082

Minority Investments
Holding Bursátil Regional S.A. (1) (2) (3)	Banchile Corredores de Bolsa			6,260	10,243
Banco Latinoamericano de Comercio Exterior S.A. (Bladex) (2)	Banco de Chile			1,734	1,286
Bolsa Electrónica de Chile, Bolsa de Valores (2)	Banchile Corredores de Bolsa			349	350
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			101	25
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Subtotal Minority Investments				8,452	11,912
Total				75,001	76,994

(1)	On November 14, 2023, the merger with Sociedad de Infraestructuras de Mercado S.A. (“SIM”) was materialized, being Holding Bursátil Regional S.A. the successor of all its rights and obligations. Additionally, on the same date, a capital increase of the company was carried out, through the contribution of 3,000,000 shares issued by the Santiago Stock Exchange, Stock Market.

(2)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(3)	On May 3, 2024, the subsidiary Banchile Corredora de Bolsa sold 546,278 shares of the entity. The fair value of the shares sold and the accumulated gain at the moment of disposal were Ch$2,294 and Ch$1,899 million, respectively. The result obtained has been recorded as a credit in equity accounts.

(4)	On July 18, 2024, the company reported the agreement to reduce its share capital for an amount equivalent to Ch$9,810 million.

(5)	As of September 30, 2024, the investment is presented in the Non-current Assets for Sale category. See Note No. 5 Relevant Events, letter (n).

(b)	The change of investments in companies registered under the equity method in the period of 2024 and 2023, are as follows:

	September	September
	2024	2023
	MCh$	MCh$
Balance as of January 1,	65,082	56,177
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	6,738	8,346
Dividends received	(1,770)	(3,475)
Reclassification to Non-Current Assets for Sale (*)	(1,572)	—
Others	(1,929)	148
Total	66,549	61,196

(*)	See Note No. 5 Relevant Events, letter (n).

(c)	During the period ended as of September 30, 2024 and 2023 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies, continued:

(d)	Summarized Financial Information of Associates and Joint Ventures

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
September 2024	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	7,200	1,980	78	14,549	1,265,484	54,337	17,537	68,603
Non-current assets	14,721	7,757	9,488	15,076	163,186	790	11,127	18,012
Total Assets	21,921	9,737	9,566	29,625	1,428,670	55,127	28,664	86,615

Current liabilities	3,751	1,183	—	11,689	1,262,195	43,236	13,018	63,015
Non-current liabilities	141	422	—	3,224	22,236	2,349	690	5,072
Total Liabilities	3,892	1,605	—	14,913	1,284,431	45,585	13,708	68,087
Equity	18,029	8,132	9,566	14,712	144,239	9,542	14,948	18,528
Minority interest	—	—	—	—	—	—	8	—
Total Liabilities and Equity	21,921	9,737	9,566	29,625	1,428,670	55,127	28,664	86,615

Operating income	13,863	4,114	8	41,033	585,954	3,322	6,169	29,672
Operating expenses	(9,421)	(3,838)	(25)	(37,881)	(481,088)	(1,665)	(5,734)	(26,643)
Other expenses or income	403	255	1,320	37	(97,525)	1,189	726	790
Gain (loss) before tax	4,845	531	1,303	3,189	7,341	2,846	1,161	3,819
Income tax	(1,200)	(86)	—	(779)	(1,059)	(644)	(186)	(955)
Gain for the year	3,645	445	1,303	2,410	6,282	2,202	975	2,864

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.	Artikos Chile SA.
December 2023	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MM$

Current assets	6,380	841	104	11,054	1,362,961	66,716	21,042	84,569	3,768
Non-current assets	10,983	8,377	8,834	16,275	164,518	867	12,760	18,137	1,724
Total Assets	17,363	9,218	8,938	27,329	1,527,479	67,583	33,802	102,706	5,492

Current liabilities	3,034	899	525	11,625	1,355,563	47,242	18,768	82,503	1,898
Non-current liabilities	247	496	—	3,236	36,641	—	766	4,539	406
Total Liabilities	3,281	1,395	525	14,861	1,392,204	47,242	19,534	87,042	2,304
Equity	14,082	7,823	8,413	12,468	135,275	20,341	14,259	15,664	3,188
Minority interest	—	—	—	—	—	—	9	—	—
Total Liabilities and Equity	17,363	9,218	8,938	27,329	1,527,479	67,583	33,802	102,706	5,492

Operating income	8,973	5,116	14	58,576	969,393	4,818	9,355	43,709	5,571
Operating expenses	(2,812)	(4,823)	(50)	(57,847)	(821,426)	(2,540)	(8,667)	(39,366)	(3,558)
Other expenses or income	589	345	1,754	127	(113,486)	2,287	743	1,503	137
Gain (loss) before tax	6,750	638	1,718	856	34,481	4,565	1,431	5,846	2,150
Income tax	(1,692)	(66)	—	(100)	(7,667)	(949)	(430)	(1,444)	(511)
Gain for the year	5,058	572	1,718	756	26,814	3,616	1,001	4,402	1,639

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	The composition of intangible assets as of September 30, 2024 and December 31, 2023, are as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other independently originated intangible assets	6	6	5	5	364,686	322,148	(211,379)	(184,944)	153,307	137,204
Total					364,686	322,148	(211,379)	(184,944)	153,307	137,204

(b)	The change of intangible assets during the period ended as of September 30, 2024 and December 31, 2023, are as follows:

	September	December
	2024	2023
	MCh$	MCh$
Gross Balance
Balance as of January 1,	322,148	263,268
Acquisition	42,757	59,955
Disposals/ write-downs	(219)	(1,050)
Impairment (*)	—	(25)
Total	364,686	322,148

Accumulated Amortization
Balance as of January 1,	(184,944)	(156,648)
Amortization for the period (**)	(26,654)	(29,346)
Disposals/ write-downs	219	1,050
Impairment (*)	—	—
Total	(211,379)	(184,944)

Balance Net	153,307	137,204

(*)	See Note No. 40 Impairment of non-financial assets.

(**)	See Note No. 39 Depreciation and Amortization.

(c)	As of September 30, 2024, the Bank maintains Ch$12,366 million (Ch$14,869 million as of December 31, 2023) of assets associated with technological developments.

(d)	As of September 30, 2024 and December 31, 2023, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment:

(a)	The properties and equipment as of September 30, 2024 and December 31, 2023 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	18	18	326,676	322,766	(171,307)	(165,286)	155,369	157,480
Equipment	5	5	3	3	258,901	256,933	(232,608)	(221,083)	26,293	35,850
Others	7	7	4	4	63,922	61,118	(53,892)	(52,791)	10,030	8,327
Total					649,499	640,817	(457,807)	(439,160)	191,692	201,657

(b)	The changes in properties and equipment as of September 30, 2024 and December 31, 2023, are as follows:

	September 2024
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2024	322,766	256,933	61,118	640,817
Additions	5,493	2,997	3,655	12,145
Write-downs and sales of the period	(1,583)	(1,027)	(851)	(3,461)
Impairment (**)	—	(2)	—	(2)
Total	326,676	258,901	63,922	649,499

Accumulated Depreciation
Balance as of January 1, 2024	(165,286)	(221,083)	(52,791)	(439,160)
Depreciation of the period (*)	(7,261)	(12,344)	(1,906)	(21,511)
Write-downs and sales of the period	1,240	819	805	2,864
Total	(171,307)	(232,608)	(53,892)	(457,807)

Balance as of September 30, 2024	155,369	26,293	10,030	191,692

	December 2023
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	316,968	246,706	58,890	622,564
Additions	10,277	11,136	3,338	24,751
Write-downs and sales of the year	(4,479)	(906)	(1,110)	(6,495)
Impairment (***)	—	(3)	—	(3)
Total	322,766	256,933	61,118	640,817

Accumulated Depreciation
Balance as of January 1, 2023	(157,810)	(203,136)	(51,494)	(412,440)
Depreciation of the year	(9,295)	(18,733)	(2,365)	(30,393)
Write-downs and sales of the year	1,819	786	1,068	3,673
Total	(165,286)	(221,083)	(52,791)	(439,160)

Balance as of December 31, 2023	157,480	35,850	8,327	201,657

(*)	See Note No. 39 Depreciation and Amortization.

(**)	See Note No. 40 Impairment of non-financial assets.

(***)	Does not include provision for write-off of Property for Ch$1,751 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment, continued:

(c)	As of September 30, 2024, the Bank records Ch$5,573 million (Ch$3,395 million as of December 31, 2023) in assets under construction.

(d)	As of September 30, 2024 and December 31, 2023, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

17.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of September 30, 2024 and December 31, 2023, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	126,130	145,849	(59,278)	(75,361)	66,852	70,488
Floor space for ATMs	35,714	33,060	(7,591)	(2,669)	28,123	30,391
Improvements to leased properties	30,046	30,426	(22,327)	(22,416)	7,719	8,010
Total	191,890	209,335	(89,196)	(100,446)	102,694	108,889

(b)	The changes of the rights over leased assets as of September 30, 2024 and December 31, 2023, is as follows:

	September 2024
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2024	145,849	33,060	30,426	209,335
Additions	12,936	3,621	828	17,385
Write-downs	(32,405)	(799)	(1,208)	(34,412)
Remeasurement	(250)	(168)	—	(418)
Other incremental	—	—	—	—
Total	126,130	35,714	30,046	191,890

Accumulated Depreciation
Balance as of January 1, 2024	(75,361)	(2,669)	(22,416)	(100,446)
Depreciation of the period (*)	(15,941)	(5,721)	(856)	(22,518)
Write-downs	32,024	799	945	33,768
Total	(59,278)	(7,591)	(22,327)	(89,196)

Balance as of September 30, 2024	66,852	28,123	7,719	102,694

(*)	See Note No. 39 Depreciation and Amortization.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

	December 2023
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2023	144,482	43,492	28,595	216,569
Additions	16,790	31,033	1,993	49,816
Write-downs	(14,935)	(42,821)	(162)	(57,918)
Remeasurement	(488)	(392)	—	(880)
Other incremental	—	1,748	—	1,748
Total	145,849	33,060	30,426	209,335

Accumulated Depreciation
Balance as of January 1, 2023	(64,352)	(35,735)	(21,561)	(121,648)
Depreciation of the year	(21,459)	(9,736)	(1,017)	(32,212)
Write-downs	10,450	42,802	162	53,414
Total	(75,361)	(2,669)	(22,416)	(100,446)

Balance as of December 31, 2023	70,488	30,391	8,010	108,889

(c)	Below are the future maturities (including unearned interest) of the lease liabilities as of September 30, 2024 and December 31, 2023:

	September 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,706	3,373	14,339	25,702	14,911	12,081	72,112
ATMs	—	694	1,383	6,069	15,281	7,153	50	30,630
Total	—	2,400	4,756	20,408	40,983	22,064	12,131	102,742

	December 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,737	3,429	12,412	25,178	18,205	15,945	76,906
ATMs	—	641	1,275	5,538	13,932	11,449	15	32,850
Total	—	2,378	4,704	17,950	39,110	29,654	15,960	109,756

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

(d)	The changes of the obligations for lease liabilities and the flows for the periods 2024 and 2023 are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2023	89,369
Liabilities for new lease agreements	16,623
Interest accrued expenses	1,335
Payments of capital and interests	(24,226)
Remeasurement	(770)
Derecognized contracts	(469)
Readjustments	2,352
Balances as of September 30, 2023	84,214
Liabilities for new lease agreements	27,308
Interest accrued expenses	645
Payments of capital and interests	(7,858)
Remeasurement	(110)
Derecognized contracts	(4,245)
Readjustments	1,526
Balances as of December 31, 2023	101,480
Liabilities for new lease agreements	14,042
Interest accrued expenses	1,801
Payments of capital and interests	(22,513)
Remeasurement	(418)
Derecognized contracts	(381)
Readjustments	2,491
Balances as of September 30, 2024	96,502

(e)	The future cash flows related to short-term lease agreements in effect as of September 30, 2024 correspond to Ch$4,378 million (Ch$4,799 million as of December 31, 2023).

(f)	As of September 30, 2024, the minimum future rental income to be received from operating leases amounts to Ch$15,240 million (Ch$15,723 million as of December 31, 2023).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of September 30, 2024 and December 31, 2023 according to the following detail:

	September	December
	2024	2023
	MCh$	MCh$

Income tax	(231,640)	(298,877)
Less:
Monthly prepaid taxes	381,780	429,554
Credit for training expenses	1,146	2,300
Others	6,868	7,409
Total Tax Refundable (net)	158,154	140,386

Tax rate	27%	27%

	September	December
	2024	2023
	MCh$	MCh$

Current tax assets	158,601	141,194
Current tax liabilities	(447)	(808)
Total tax receivable (payable), net	158,154	140,386

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and September 30, 2024 and 2023, are broken down as follows:

	September	September
	2024	2023
	MCh$	MCh$
Income tax expense:
Current year tax	237,774	220,207
Tax Previous year	(5,343)	—
Subtotal	232,431	220,207
(Credit) Debit for deferred taxes:
Origin and reversal of temporary differences	12,572	16,283
Subtotal	12,572	16,283
Others	(242)	6,680
Net charge to income for income taxes	244,761	243,170

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2024 and 2023:

	September 2024		September 2023
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	311,603	27.00	297,340
Additions or deductions	(1.32)	(15,250)	(0.08)	(895)
Price-level restatement	(4.45)	(51,322)	(4.67)	(51,390)
Others	(0.02)	(270)	(0.17)	(1,885)
Effective rate and income tax expense	21.21	244,761	22.08	243,170

The effective rate for income tax for the period 2024 is 21.21% (22.08% in September 2023).

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. Below are the debtor and creditor differences as of September 30, 2024:

	Balances as of December 31,	Effect on		Balances as of September30,
	2023	Income	Equity	2024
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	372,267	5,718	—	377,985
Personnel provision	24,404	(6,238)	—	18,166
Provision of undrawn credit lines	3,183	(164)	—	3,019
Staff vacations provisions	12,025	(198)	—	11,827
Accrued interests adjustments from impaired loans	14,937	2,778	—	17,715
Staff severance indemnities provision	1,252	(179)	(31)	1,042
Provision of credit cards expenses	9,857	25	—	9,882
Provision of accrued expenses	10,737	141	—	10,878
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	277	—	(277)	—
Leasing	103,352	(5,270)	—	98,082
Incomes received in advance	5,149	(893)	—	4,256
Exchange rate difference	—	86	—	86
Property and equipment valuation difference	2,876	2,856	—	5,732
Other adjustments	31,009	(7,330)	—	23,679
Total Debit Differences	591,325	(8,668)	(308)	582,349

Credit Differences:
Intangible (software and others)	19,085	4,353	—	23,438
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	—	—	280	280
Transitory assets	8,874	5,222	—	14,096
Loans accrued to effective rate	2,484	(120)	—	2,364
Prepaid expenses	10,885	(3,357)	—	7,528
Exchange rate difference	1,636	(1,636)	—	—
Activated bond placement expense	5,257	(402)	—	4,855
Other adjustments	3,286	(156)	—	3,130
Total Credit Differences	51,507	3,904	280	55,691

Total, Net	539,818	(12,572)	(588)	526,658

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

Below are the debtor and creditor differences as of December 31, 2023:

	Balance as of December 31,	Effect on		Balances as of December 31,
	2022	Income	Equity	2023
	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	376,743	(4,476)	—	372,267
Personnel provision	20,228	4,176	—	24,404
Provision of undrawn credit lines	3,429	(246)	—	3,183
Staff vacations provisions	11,139	886	—	12,025
Accrued interests adjustments from impaired loans	10,305	4,632	—	14,937
Staff severance indemnities provision	1,368	(136)	20	1,252
Provision of credit cards expenses	9,146	711	—	9,857
Provision of accrued expenses	11,829	(1,092)	—	10,737
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	3,670	—	(3,393)	277
Leasing	89,821	13,531	—	103,352
Incomes received in advance	9,012	(3,863)	—	5,149
Property and equipment valuation difference	403	2,473	—	2,876
Other adjustments	31,552	(543)	—	31,009
Total Debit Differences	578,645	16,053	(3,373)	591,325

Credit differences:
Intangible (software and others)	11,340	7,745	—	19,085
Transitory assets	7,953	921	—	8,874
Loans accrued to effective rate	2,441	43	—	2,484
Prepaid expenses	2,688	8,197	—	10,885
Exchange rate difference	3,406	(1,770)	—	1,636
Activated bond placement expense	5,810	(553)	—	5,257
Other adjustments	5,498	(2,212)	—	3,286
Total Credit Differences	39,136	12,371	—	51,507

Total, Net	539,509	3,682	(3,373)	539,818

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Interim Consolidated Financial Statements.

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of September 30, 2024	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,696,985	1,698,082	—	—	—
Commercial loans	17,081,937	17,499,598	50,668	101,203	151,871
Consumer loans	4,976,535	5,437,085	1,171	38,027	39,198
Residential mortgage loans	12,862,595	12,907,782	12,515	876	13,391
Total	36,618,052	37,542,547	64,354	140,106	204,460

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of December 31, 2023	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,519,180	2,519,931	—	—	—
Commercial loans	17,217,023	17,828,756	41,329	107,464	148,793
Consumer loans	4,937,304	5,331,412	1,206	37,532	38,738
Residential mortgage loans	12,269,148	12,308,025	9,301	586	9,887
Total	36,942,655	37,988,124	51,836	145,582	197,418

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of Interim Financial Statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e.2) Provisions on past-due loans	Balance as of January 1, 2024	Charge-offs against provisions	Provisions established	Provisions released	Balance as of September 30, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	107,464	(66,734)	95,995	(35,522)	101,203
Consumer loans	37,532	(247,648)	264,356	(16,213)	38,027
Residential mortgage loans	586	(929)	1,936	(717)	876
Total	145,582	(315,311)	362,287	(52,452)	140,106

(e.2) Provisions on past-due loans	Balance as of January 1, 2023	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	75,561	(75,702)	137,857	(30,252)	107,464
Consumer loans	28,448	(317,350)	345,142	(18,708)	37,532
Residential mortgage loans	669	(2,088)	3,033	(1,028)	586
Total	104,678	(395,140)	486,032	(49,988)	145,582

	September	December
(e.3) Charge-offs and recoveries	2024	2023
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	18,662	28,434
Write-offs resulting in provisions released	61	60
Recovery or renegotiation of written-off loans	786	2,139

	September	December
(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2024	2023
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	61	60

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Other Assets:

At the end of each period, the item is composed as follows:

	September	December
	2024	2023
	MCh$	MCh$

Debtors from brokerage of financial instruments	475,865	254,360
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	377,667	229,682
Cash collateral provided for derivative financial transactions	337,606	324,899
Accounts receivable from third parties	229,411	99,416
Assets to be leased out as lessor (*)	159,608	157,980
Prepaid expenses	74,862	67,804
Income from regular activities from contracts with customers	19,388	13,832
Other provided cash collateral	12,610	3,323
Investment properties	11,495	11,763
Pending transactions	2,218	3,330
Accumulated impairment in respect of other assets receivable	(2,134)	(618)
Other Assets	19,098	20,242
Total	1,717,694	1,186,013

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each period, the item is composed as follows:

	September	December
	2024	2023
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded at judicial sale	23,891	20,012
Assets received in lieu of payment	4,625	1,384
Provision for assets received in lieu of payment or awarded	(81)	(60)

Non-current assets for sale
Investments in other companies (**)	1,572	—
Assets for recovery of assets transferred in financial leasing operations	1,159	1,555

Disposal groups held for sale	—	—
Total	31,166	22,891

(*)	Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired in this manner does not exceed 20% of the Bank’s effective equity.
(**)	Corresponds to investment held in Artikos Chile S.A. See Note No. 5 letter (n).

(b)	The changes of the provision for assets received in lieu of payment during the period 2024 and 2023 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2023	25
Provisions used	(661)
Provisions established	644
Provisions released	—
Balance as of September 30, 2023	8
Provisions used	(371)
Provisions established	423
Provisions released	—
Balance as of December 31, 2023	60
Provisions used	(1,383)
Provisions established	1,404
Provisions released	—
Balance as of September 30, 2024	81

(c)	The Bank does not present liabilities classified in the disposal group for sale during the periods September 2024 and December 2023.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	September	December
	2024	2023
	MCh$	MCh$

Financial derivative contracts	2,203,559	2,196,921
Other financial instruments	1,486	2,305
Total	2,205,045	2,199,226

a)	As of September 30, 2024 and December 31, 2023, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,950,370	3,939,379	1,223,740	2,316,619	2,521,289	2,458,194	687,563	283,291	34,631	3,590	4,384	—	8,421,977	9,001,073	253,074	221,965
Interest rate swap	—	—	489,672	512,235	1,425,185	1,843,294	5,509,735	6,210,930	7,392,967	6,735,372	3,741,368	3,815,430	3,953,620	4,322,545	22,512,547	23,439,806	626,934	817,967
Interest rate swap and cross currency swap	—	—	178,707	101,948	205,204	404,210	1,816,723	1,201,167	2,812,052	3,331,601	1,917,467	1,712,666	2,834,981	2,845,087	9,765,134	9,596,679	1,319,760	1,152,057
Call currency options	—	—	9,847	3,887	31,585	13,859	31,269	10,051	314	—	—	—	—	—	73,015	27,797	1,324	1,061
Put currency options	—	—	10,025	4,181	32,203	51,284	42,031	124,029	13,244	19,566	—	—	—	—	97,503	199,060	2,467	3,871
Total	—	—	4,638,621	4,561,630	2,917,917	4,629,266	9,921,047	10,004,371	10,906,140	10,369,830	5,693,466	5,531,686	6,792,985	7,167,632	40,870,176	42,264,415	2,203,559	2,196,921

b)	Other instruments or financial liabilities:

	September	December
	2024	2023
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	1,486	2,305
Total	1,486	2,305

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost:

The item detail is as follows:

	September	December
	2024	2023
	MCh$	MCh$

Current accounts and other demand deposits	13,243,711	13,321,660
Saving accounts and time deposits	14,662,443	15,365,562
Obligations by repurchase agreements and securities lending	86,696	157,173
Borrowings from financial institutions	1,144,119	5,360,715
Debt financial instruments issued	9,772,113	9,360,065
Other financial obligations	278,289	339,305
Total	39,187,371	43,904,480

(a)	Current accounts and other demand deposits:

At the end of each period, the composition of current accounts and other demand deposits is as follows:

	September	December
	2024	2023
	MCh$	MCh$

Current accounts	10,741,026	11,025,685
Other demand obligations	1,441,612	1,224,829
Demand deposits accounts	636,004	625,923
Other demand deposits	425,069	445,223
Total	13,243,711	13,321,660

(b)	Saving accounts and time deposits:

At the end of each period, the composition of saving accounts and time deposits is as follows:

	September	December
	2024	2023
	MCh$	MCh$

Time deposits	14,272,244	14,979,565
Term savings accounts	368,436	355,725
Other term balances payable	21,763	30,272
Total	14,662,443	15,365,562

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of September 30, 2024 and December 31, 2023, the repurchase agreements are the following:

	September	December
	2024	2023
	MCh$	MCh$
Transaction with domestic banks
Repurchase agreements with other banks	—	—
Repurchase agreements with the Central Banks of Chile	—	—
Obligations from securities lending	—	—

Transaction with foreign banks
Repurchase agreements with other banks	—	—
Repurchase agreements with foreign Central Banks	—	—
Obligations from securities lending	—	—

Transaction with other domestic entities
Repurchase agreements	86,696	157,173
Obligations from securities lending	—	—

Transaction with other foreign entities
Repurchase agreements	—	—
Obligations from securities lending	—	—

Total	86,696	157,173

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of September 30, 2024 amounts to Ch$86,707 million (Ch$157,089 million in December 2023). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2024	2023
	MCh$	MCh$

Foreign banks
Foreign trade financing
HSBC Bank	315,576	87,602
Bank of America	227,046	142,113
Bank of New York Mellon	168,521	218,686
Caixabank S.A.	125,556	48,918
Zurcher Kantonalbank	108,651	92,704
DZ Bank AG Deutsche	37,042	—
Standard Chartered Bank	3,463	119,794
Wells Fargo Bank	2,649	42,117
Citibank N.A. United State	2,023	51,297
Commerzbank AG	1,025	40,766
Others	—	92

Borrowings and other obligations
Wells Fargo Bank	138,208	132,523
Citibank N.A. United State	13,576	35,345
Citibank N.A. United Kingdom	783	—
Commerzbank AG	—	117
Others	—	60
Subtotal foreign banks	1,144,119	1,012,134

Chilean Central Bank (*)	—	4,348,581

Total	1,144,119	5,360,715

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the credit flow to households and companies, related to the Conditional Credit Facility to Increase Lending (FCIC by its Spanish initials). On July 1, 2024, the last phase of the program expired and was paid in full on that date.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each period, the composition of debt financial instruments issued as follows:

	September	December
	2024	2023
	MCh$	MCh$

Letters of credit
Letters of credit for housing	991	1,433
Letters of credit for general purposes	2	11

Bonds
Current Bonds	9,771,120	9,358,621
Mortgage bonds	—	—
Total	9,772,113	9,360,065

During the period ended September 30, 2024 Banco de Chile has placed bonds for Ch$792,603 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$28,049 and Ch$764,554 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	28,049	5,46	05/07/2024	08/07/2024
Total		28,049

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIEZ1121	UF	107,462	4	3.72	01/15/2024	05/01/2028
BCHIEZ1121	UF	31,197	4	3.72	01/16/2024	05/01/2028
BCHICE1215	UF	21,998	7	3.20	01/31/2024	12/01/2031
BCHICH1215	UF	7,350	8	3.15	02/08/2024	12/01/2032
BCHIFA0222	UF	32,349	4	3.25	03/15/2024	08/01/2028
BCHIFA0222	UF	19,518	4	3.32	03/21/2024	08/01/2028
BCHIEY1021	UF	12,474	4	3.29	03/22/2024	04/01/2028
BCHIFA0222	UF	14,228	4	3.29	03/25/2024	08/01/2028
BCHIGG1121	UF	12,345	11	3.35	03/26/2024	05/01/2035
BCHIFA0222	UF	3,566	4	3.24	03/27/2024	08/01/2028
BCHIEY1021	UF	17,696	4	3.28	04/04/2024	04/01/2028
BCHIEX0122	UF	9,231	1	3.10	04/12/2024	07/01/2025
BCHIEX0122	UF	14,793	1	3.02	04/17/2024	07/01/2025
BCHIHX1223	UF	32,225	20	3.49	05/08/2024	12/01/2044
BCHIHX1223	UF	11,376	20	3.49	05/09/2024	12/01/2044
BCHIHX1223	UF	5,727	20	3.46	05/17/2024	12/01/2044
BCHIHX1223	UF	15,283	20	3.46	05/22/2024	12/01/2044
BCHIHX1223	UF	37,202	20	3.55	06/04/2024	12/01/2044
BCHIFO0721	UF	3,575	8	3.48	06/06/2024	01/01/2032
BCHIEY1021	UF	3,606	4	3.20	06/10/2024	04/01/2028
BCHIGG1121	UF	8,366	11	3.53	06/11/2024	05/01/2035
BCHIFB1021	UF	21,220	5	3.35	06/12/2024	04/01/2029
BCHIEY1021	UF	12,648	4	3.29	07/09/2024	04/01/2028
BCHIFB1021	UF	39,504	5	3.50	07/09/2024	04/01/2029
BCHIFB1021	UF	1,796	5	3.49	07/09/2024	04/01/2029
BCHIFB1021	UF	5,399	5	3.45	07/10/2024	04/01/2029
BCHIFC0721	UF	37,442	6	3.47	07/11/2024	01/01/2030
BCHIFC0721	UF	7,147	6	3.43	07/12/2024	01/01/2030
BCHIHX1223	UF	7,550	20	3.50	07/18/2024	12/01/2044
BCHIFB1021	UF	25,454	5	3.23	07/23/2024	04/01/2029
BCHIFA0222	UF	18,404	4	3.04	07/24/2024	08/01/2028
BCHIFO0721	UF	19,198	8	2.50	09/27/2024	01/01/2032
BCHIHX1223	UF	94,840	20	2.36	09/30/2024	12/01/2044
Subtotal

BONO HKD	HKD	52,385	10	4.22	02/02/2024	02/09/2034
Subtotal other currencies		52,385
Total		764,554

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

During the year ended December 31, 2023 Banco de Chile has placed bonds for Ch$1,224,480 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$286,354 and Ch$938,126 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	39,449	5.65	03/30/2023	08/01/2023
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	07/28/2023
Wells Fargo Bank	USD	40,385	5.60	04/03/2023	10/02/2023
Wells Fargo Bank	USD	40,425	5.56	04/04/2023	09/01/2023
Wells Fargo Bank	USD	42,041	5.85	08/01/2023	02/01/2024
Wells Fargo Bank	USD	42,303	5.75	08/25/2023	11/27/2023
Wells Fargo Bank	USD	42,302	5.85	08/25/2023	01/22/2024
Total		286,354

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIGI0322	UF	143,510	12	2.61	01/06/2023	09/01/2035
BCHIDG1116	CLP	9,179	4	6.55	03/16/2023	05/01/2027
BCHIDG1116	CLP	10,604	4	6.55	03/23/2023	05/01/2027
BCHIGG1121	UF	23,889	12	2.50	04/11/2023	05/01/2035
BCHICG0815	UF	18,716	9	2.65	04/28/2023	08/01/2032
BCHIGB0322	UF	16,521	11	2.78	05/18/2023	09/01/2034
BCHICH1215	UF	10,939	9	2.96	06/02/2023	12/01/2032
BCHIGB0322	UF	7,747	11	2.78	06/06/2023	09/01/2034
BCHIBU0815	UF	10,346	6	3.39	06/08/2023	08/01/2029
BCHIBU0815	UF	18,200	6	3.39	06/09/2023	08/01/2029
BCHICE1215	UF	27,024	8	2.94	06/09/2023	12/01/2031
BCHIFW1121	UF	142,385	10	2.89	06/12/2023	05/01/2033
BCHIBU0815	UF	23,372	6	3.26	06/15/2023	08/01/2029
BCHIGB0322	UF	7,217	11	2.78	06/16/2023	09/01/2034
BCHICI0815	UF	5,658	10	3.04	08/01/2023	02/01/2033
BCHICI0815	UF	18,388	10	3.35	08/18/2023	02/01/2033
BCHICH1215	UF	8,919	9	3.34	08/24/2023	12/01/2032
BCHIBO0815	UF	22,243	4	3.61	08/25/2023	02/01/2028
BCHIBO0815	UF	48,392	4	3.61	08/29/2023	02/01/2028
BCHICE1215	UF	9,349	8	3.27	08/29/2023	12/01/2031
BCHIFB1021	UF	6,996	6	4.16	11/03/2023	04/01/2029
BCHIFB1021	UF	14,667	6	4.16	11/07/2023	04/01/2029
BCHIEY1021	UF	29,979	5	4.26	11/08/2023	04/01/2028
BCHIFB1021	UF	3,335	6	4.16	11/09/2023	04/01/2029
BCHICI0815	UF	23,720	9	3.90	11/14/2023	02/01/2033
BCHICH1215	UF	6,964	9	3.90	11/14/2023	12/01/2032
BCHIFB1021	UF	22,046	6	4.16	11/15/2023	04/01/2029
BCHICE1215	UF	3,572	8	3.64	11/22/2023	12/01/2031
BCHICE1215	UF	10,748	8	3.60	11/23/2023	12/01/2031
BCHIGH1221	UF	133,306	12	3.67	12/01/2023	06/01/2035
BCHICH1215	UF	14,144	9	3.55	12/05/2023	12/01/2032
BCHICG0815	UF	9,137	9	3.31	12/18/2023	08/01/2032
BCHICH1215	UF	9,113	9	3.21	12/20/2023	12/01/2032
Subtotal		870,325

BONO MXN	MXN	31,968	4	TIE (28 days) + 0.85	06/01/2023	06/03/2027
BONO JPY	JPY	35,833	2	0.75	06/08/2023	06/16/2025
Subtotal other currencies		67,801
Total		938,126

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

As of September 30, 2024 and December 31, 2023, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f)	Other Financial Obligations:

At the end of each period, the composition of other financial obligations as follows:

	September	December
	2024	2023
	MCh$	MCh$

Other Chilean financial obligations	278,289	339,281
Other financial obligations with the Public sector	—	24
Total	278,289	339,305

23.	Financial instruments of regulatory capital issued:

a)	At the end of each period, this item is composed as follows:

	September	December
	2024	2023
	MCh$	MCh$

Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,068,667	1,039,814
Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,068,667	1,039,814

b)	Issuances of regulatory capital financial instruments in the year:

During the period ended September 30, 2024 and December 31, 2023, no issues of regulatory capital financial instruments have been made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$	MCh$	MCh$

Balance as of January 1, 2023	1,010,905	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,903	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,541)	—	—
Principal payments to the holder	(10,658)	—	—
Accrued UF indexation	46,205	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2023	1,039,814	—	—

Balance as of January 1, 2024	1,039,814	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	25,804	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(22,697)	—	—
Principal payments to the holder	(5,447)	—	—
Accrued UF indexation	31,193	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of September 30, 2024	1,068,667	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of September 30, 2024 and December 31, 2023:

September 2024
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,614
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,080
C1	UF	530,000	7.1	12/06/1999	01/01/2030	8,217
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,653
C1	UF	50,000	6.5	12/06/1999	01/01/2030	786
C1	UF	450,000	6.6	12/06/1999	01/01/2030	7,073
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	13,599
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	37,255
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	55,882
F	UF	759,000	4.5	11/28/2008	11/01/2033	29,296
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,302
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	162,285
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	39,293
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,758
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	161,754
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	93,345
G	UF	600,000	4.0	11/29/2011	11/01/2036	22,600
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,883
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,033
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,076
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,072
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	42,627
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,789
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	58,140
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	77,607
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	83,263
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	61,488
I	UF	900,000	1.0	11/29/2011	11/01/2040	48,897
				Total subordinated bonds due		1,068,667

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

December 2023
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,211
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,478
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,284
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,258
C1	UF	50,000	6.5	12/06/1999	01/01/2030	889
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,000
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	16,207
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	35,658
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	53,488
F	UF	759,000	4.5	11/28/2008	11/01/2033	28,118
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,928
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	155,976
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	37,766
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,652
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	155,816
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	89,943
G	UF	600,000	4.0	11/29/2011	11/01/2036	21,703
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,809
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,914
G	UF	450,000	3.9	11/29/2011	11/01/2036	16,406
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,833
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	41,234
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,371
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	56,249
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	75,690
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	81,211
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	59,989
I	UF	900,000	1.0	11/29/2011	11/01/2040	47,733
				Total subordinated bonds due		1,039,814

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies:

(a)	At the end of each period, this item is composed as follows:

	September	December
	2024	2023
	MCh$	MCh$

Provisions for employee benefit obligations	128,497	154,132
Provisions for obligations of customer loyalty and merit programs	36,600	36,242
Provisions for lawsuits and litigation	1,541	1,173
Provisions for operational risk	224	341
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Other provisions for contingencies	—	264
Total	166,862	192,152

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(b)	The following table shows the changes in provisions during the period 2024 and 2023:

	Provisions for employee benefit obligations	Provisions of a bank branch abroad for profit remittances to its parent company	Provisions for reestructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2023	139,315	—	—	1,790	33,609	1,048	264	176,026
Provisions established	76,276	—	—	542	4,364	313	—	81,495
Provisions used	(91,555)	—	—	(767)	—	(729)	—	(93,051)
Provisions released	—	—	—	(358)	—	(432)	—	(790)
Balances as of September 30, 2023	124,036	—	—	1,207	37,973	200	264	163,680
Provisions established	47,907	—	—	62	—	141	—	48,110
Provisions used	(17,811)	—	—	(96)	—	—	—	(17,907)
Provisions released	—	—	—	—	(1,731)	—	—	(1,731)
Balances as of December 31, 2023	154,132	—	—	1,173	36,242	341	264	192,152
Provisions established	75,058	—	—	864	358	139	—	76,419
Provisions used	(100,693)	—	—	(367)	—	(157)	—	(101,217)
Provisions released	—	—	—	(129)	—	(99)	(264)	(492)
Balances as of September 30, 2024	128,497	—	—	1,541	36,600	224	—	166,862

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(c)	Provisions for employee benefit obligations:

	September	December
	2024	2023
	MCh$	MCh$

Provision of short-term employee benefits	120,028	144,455
Provision of benefits to employees for contract termination	8,469	9,677
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	128,497	154,132

(d)	Provision of short-term employee benefits:

(i)	Compliance bonuses provision:

	September	September
	2024	2023
	MCh$	MCh$

Balances as of January 1	71,102	73,204
Net provisions established	42,285	38,830
Provisions used	(56,687)	(60,117)
Total	56,700	51,917

(ii)	Vacation provision:

	September	September
	2024	2023
	MCh$	MCh$

Balances as of January 1	43,257	41,257
Net provisions established	7,028	7,604
Provisions used	(6,479)	(6,301)
Total	43,806	42,560

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(d)	Provision of short-term employee benefits, continued:

(iii)	Provision of other benefits to personnel:

	September	September
	2024	2023
	MCh$	MCh$

Balances as of January 1	30,096	14,119
Net provisions established	25,035	28,696
Provisions used	(35,609)	(23,420)
Total	19,522	19,395

(e)	Provision of benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	September	September
	2024	2023
	MCh$	MCh$

Present value of the obligations at the beginning of the period	9,677	10,735
Increase in provision	825	1,116
Benefit paid	(1,918)	(1,717)
Effect of change in actuarial factors	(115)	30
Total	8,469	10,164

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(e)	Provision of benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	September	September
	2024	2023
	MCh$	MCh$

Increase (decrease) in provisions	382	559
Interest cost of benefits obligations	443	557
Effect of change in actuarial factors	(115)	30
Net benefit expenses	710	1,146

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	September 30, 2024	December 31, 2023
	%	%

Discount rate	5.71	5.77
Salary increase rate	4.50	5.60
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out the third quarter of 2024.

(f)	Employee benefits share-based provision:

As of September 30, 2024 and December 31, 2023, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued:

(a)	The item detail is as follows:

	September	December
	2024	2023
	MCh$	MCh$

Provisions for dividends	460,587	611,949
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	460,587	611,949

(b)	The changes at the end of each period are as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity date	Provision for revaluation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2023	520,158	—	—	520,158
Provisions established	432,850	—	—	432,850
Provisions used	(520,158)	—	—	(520,158)
Provisions released	—	—	—	—
Balances as of September 30, 2023	432,850	—	—	432,850
Provisions established	179,099	—	—	179,099
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Balances as of December 31, 2023	611,949	—	—	611,949
Provisions established	460,587	—	—	460,587
Provisions used	(611,949)	—	—	(611,949)
Provisions released	—	—	—	—
Balances as of September 30, 2024	460,587	—	—	460,587

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Special provisions for credit risk:

a)	At the end of each period, this item is composed as follows:

	September	December
	2024	2023
	MCh$	MCh$

Additional loan provisions	700,252	700,252
Provisions for credit risk for contingent loans (*)	59,791	61,227
Provisions for country risk for transactions with debtors with residence abroad	11,961	7,668
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	772,004	769,147

(*)	The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter f).

b)	The changes of provisions for special credit risk is as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2023	700,252	57,377	8,137	765,766
Provisions established	—	—	3,565	3,565
Provisions used	—	—	—	—
Provisions released	—	(3,596)	—	(3,596)
Foreign exchange differences	—	282	—	282
Balances as of September 30, 2023	700,252	54,063	11,702	766,017
Provisions established	—	7,321	—	7,321
Provisions used	—	—	—	—
Provisions released	—	—	(4,034)	(4,034)
Foreign exchange differences	—	(157)	—	(157)
Balances as of December 31, 2023	700,252	61,227	7,668	769,147
Provisions established	—	—	4,293	4,293
Provisions used	—	—	—	—
Provisions released	—	(1,761)	—	(1,761)
Foreign exchange differences	—	325	—	325
Balances as of September 30, 2024	700,252	59,791	11,961	772,004

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Other Liabilities:

At the end of each period, this item is composed as follows:

	September	December
	2024	2023
	MCh$	MCh$

Accounts payable to third parties	504,560	342,312
Creditors for intermediation of financial instruments	381,097	252,038
Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	338,871	343,546
Cash guarantees received for derivative financial transactions	181,172	172,634
Liability for income from usual activities from contracts with customers	36,921	43,877
Agreed dividends payable	14,853	12,075
VAT debit	4,557	9,286
Outstanding transactions	1,394	1,644
Other cash guarantees received	472	456
Securities to be settled	5	10,347
Other liabilities	42,014	30,523
Total	1,505,916	1,218,738

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of September 30, 2024, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2023), with no par value, subscribed and fully paid.

	As of September 30, 2024
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	6,675,312,420	6.608%
Banco Santander on behalf of foreign investors	5,116,541,476	5.065%
Banchile Corredores de Bolsa S.A.	5,001,928,210	4.952%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of non-resident third parties	4,074,695,796	4.034%
JP Morgan Chase Bank	2,614,879,108	2.589%
Ever Chile SPA	1,888,369,814	1.869%
Banco Santander Chile	1,805,398,791	1.787%
Banco de Chile on behalf of Citibank New York	1,221,452,838	1.209%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,031,416,019	1.021%
BCI Corredores de Bolsa S.A.	853,632,427	0.845%
Inversiones Avenida Borgoño SPA	811,889,102	0.804%
Santander S.A. Corredores de Bolsa Limitada	552,946,977	0.547%
Valores Security S.A. Corredores de Bolsa	512,439,260	0.507%
Inversiones CDP SPA	487,744,912	0.483%
BTG Pactual Chile S.A. Corredores de Bolsa	453,419,502	0.449%
A.F.P Cuprum S.A. for A Fund	443,665,765	0.439%
A.F.P Habitat S.A. for A Fund	424,914,661	0.421%
Subtotal	86,807,509,371	85.933%
Other shareholders	14,209,571,743	14.067%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2023
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	5,912,541,950	5.853%
Banco Santander on behalf of foreign investors	5,218,796,247	5.166%
Banchile Corredores de Bolsa S.A. on behalf of third parties	5,093,108,613	5.042%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of non-resident third parties	4,366,453,313	4.322%
Banco de Chile on behalf of Citibank New York	1,928,215,358	1.909%
Ever Chile SPA	1,888,369,814	1.869%
JP Morgan Chase Bank	1,540,646,308	1.525%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Banco Santander Chile	1,036,254,726	1.026%
Larraín Vial S.A. Corredora de Bolsa	1,031,817,268	1.021%
A.F.P Habitat S.A. for A Fund	599,181,211	0.593%
BCI Corredores de Bolsa S.A.	560,782,315	0.555%
Valores Security S.A. Corredores de Bolsa	516,827,332	0.512%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Cuprum S.A. for A Fund	486,057,153	0.481%
Santander S.A. Corredores de Bolsa Limitada	477,871,060	0.473%
BTG Pactual Chile S.A. Corredores de Bolsa	456,328,957	0.452%
Subtotal	85,628,424,146	84.766%
Other shareholders	15,388,656,968	15.234%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the changes in shares from December 31, 2023 to September 30, 2024:

Total
Ordinary Shares

Total shares as of December 31, 2023	101,017,081,114

Total shares as of September 30, 2024	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2024 it was approved the distribution and payment of dividend No. 212 of Ch$8.07716286860 per share of the Banco de Chile, with charge to the net distributable income for the year 2023. The dividends paid in the in the period 2024 amounted to Ch$815,932 million.

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2023 it was approved the distribution and payment of dividend No. 211 of Ch$8.58200773490 per share of the Banco de Chile, with charge to the net distributable income for the year 2022. The dividends paid in the in the period 2023 amounted to Ch$866,929 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding year, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of September 30, 2024 amounted to Ch$141,681 million (Ch$223,720 million as of December 31, 2023).

As indicated, as of September 30, 2024, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$767,645 million (Ch$1,019,914 million as of December 31, 2023). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” as of September 30, for an amount of Ch$460,587 million (Ch$611,949 million in December 2023), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a year between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of September 30, 2024 and 2023 were determined as follows:

	September	September
	2024	2023
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	909,326	858,091
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	9.00	8.49

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	909,326	858,091
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	9.00	8.49

As of September 30, 2024 and 2023, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of September 30, 2024 and 2023:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2023	(338)	3,790	(932)	2,520	268	(103,782)	(190)	31,382	(72,322)	(69,802)
Other comprehensive income for the period	(30)	3,472	(929)	2,513	(22,018)	147,508	92	(38,758)	86,824	89,337
Balances as of September 30, 2023	(368)	7,262	(1,861)	5,033	(21,750)	43,726	(98)	(7,376)	14,502	19,535

Opening balances as of January 1, 2024	(413)	9,668	(2,499)	6,756	9,142	9,401	(74)	(983)	17,486	24,242
Other comprehensive income for the period	115	(1,241)	1,161	35	10,846	(22,719)	40	4,402	(7,431)	(7,396)
Balances as of September 30, 2024	(298)	8,427	(1,338)	6,791	19,988	(13,318)	(34)	3,419	10,055	16,846

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(f)	Retained earnings from previous years:

During the year 2024, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2023 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2022 and November 2023, amounting to Ch$223,720 million. Additionally, the board determined to retain 20% of the distributable net profit, equivalent to Ch$203,982 million.

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	September	December
	2024	2023
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreign currency	314,159	351,531

Letters of credit for goods circulation operations	409,763	350,604

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	2,311,044	2,209,109
Transactions related to contingent events in foreign currency	459,105	431,188

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,566,740	1,581,711
Balance of lines of credit on credit card – commercial loans	335,483	317,560
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,492,826	1,476,241
Balance of lines of credit on credit card – consumer loans	7,258,765	6,708,946
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	72,536	120,545

Other credit commitments	—	—

Total	14,220,421	13,547,435

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	September	December
	2024	2023
	MCh$	MCh$
Transactions on behalf of third parties
Collections	140,886	176,146
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	1,040,557	921,105
Subtotal	1,181,443	1,097,251

Securities custody
Securities safekept by a banking subsidiary	6,621,714	6,267,729
Securities safekept by the Bank	3,211,426	3,133,770
Securities safekept deposited in another entity	19,607,737	17,238,292
Securities issued by the bank	—	—
Subtotal	29,440,877	26,639,791

Total	30,622,320	27,737,042

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of September 30, 2024, the Bank maintain provisions for judicial contingencies amounting to Ch$1,541 million (Ch$1,173 million as of December 2023), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of September 30, 2024
	2024	2025	2026	2027	2028	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	465	638	438	—	—	1,541

(b.2)	Contingencies for significant lawsuits in courts:

As of September 30, 2024 and December 31, 2023, there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,451,900 maturing January 8, 2025 (UF 4,153,500, maturing on January 6, 2023). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 848,000.

As of September 30, 2024 and 2023, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2026, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	September	December
	2024	2023
Guarantees:	MCh$	MCh$
Shares received as collateral for simultaneous operations:
Santiago Securities Exchange, Stock Exchange	9,524	17,070
Electronic Chilean Securities Exchange, Stock Exchange	24,012	11,432

Fixed income securities delivered to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	7,848	7,820

Fixed income securities as collateral for the Santiago Stock Exchange	2,149	2,142

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	4,585	2,350

Cash guarantees received for payment of share dividends	—	—
Cash guarantees received for operations with derivatives	4,708	1,062
Cash guarantees for operations with derivatives	5,810	6,142

Equity securities received for operations with derivatives:
Electronic Chilean Securities Exchange, Stock Exchange	55	189
Depósito Central de Valores S.A.	596	276

Total	59,287	48,483

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the subsidiary maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,149 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2025, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 317,900 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 9, 2025.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$1,479,703.71 for variable income operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of September 30, 2024 the entity maintains two insurance policies with effect from April 15, 2024 to April 14, 2025 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500, which was confirmed in the second instance by the Illustrious Court of Appeals of Santiago. The intervening parties filed cassation appeals in form and substance before the Supreme Court against the sentence in second instance. On August 13, 2024 the Supreme Court ordered the hearing of the case, which is pending as of this date.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses:

(a)	At the end of the period, the summary of interest is as follows:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Interest revenue	2,233,807	2,367,843	691,255	798,103
Interest expenses	(893,926)	(1,255,198)	(266,476)	(421,986)
Total net interest income	1,339,881	1,112,645	424,779	376,117

(b)	The composition of interest revenue is as follows:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost:
Rights from resale agreements and securities lending	3,331	4,279	1,060	1,621
Debt financial instruments	47,023	10,572	3,682	3,537
Loans and advances to Banks	62,677	121,992	11,755	35,142
Commercial loans	1,031,881	1,099,394	328,967	376,309
Residential mortgage loans	303,795	271,835	104,265	92,546
Consumer Loans	615,283	578,756	201,937	200,409
Other financial instruments	54,737	44,143	16,798	17,674
Financial assets at fair value through other comprehensive income:
Debt financial instruments	142,995	263,201	34,206	80,536
Other financial instruments	—	—	—	—
Income of accounting hedges of interest rate risk	(27,915)	(26,329)	(11,415)	(9,671)
Total	2,233,807	2,367,843	691,255	798,103

(b.1)	At the end of the period, the stock of interest not recognized in income is as follows:

	September	September
	2024	2023
	MCh$	MCh$

Commercial loans	43,965	34,544
Residential mortgage loans	5,908	3,412
Consumer Loans	3,889	4,383
Total	53,762	42,339

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(b.2)	The amount of interest recognized on a received basis for impaired portfolio in the period amounts to:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Commercial loans	899	633	223	239
Residential mortgage loans	2,208	1,569	849	656
Consumer Loans	—	—	—	—
Total	3,107	2,202	1,072	895

(c)	The composition of interest expenses is as follows:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	999	967	198	222
Saving accounts and time deposits	647,887	1,015,057	188,947	337,093
Obligations by repurchase agreements and securities lending	7,659	11,641	1,674	2,379
Borrowings from financial institutions	57,474	44,579	16,556	15,808
Debt financial instruments issued	193,372	187,066	65,249	68,894
Other financial obligations	—	—	—	—
Lease liabilities	1,801	1,335	575	434
Financial instruments of regulatory capital issued	25,804	26,318	8,717	9,929
Income of accounting hedges of interest rate risk	(41,070)	(31,765)	(15,440)	(12,773)
Total	893,926	1,255,198	266,476	421,986

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(d)	As of September 30, 2024 and 2023, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	For the nine-months period ended September 30,						07.01.2024 to			07.01.2023 to
	2024			2023			09.30.2024			09.30.2023
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Gain from cash flow accounting hedges	23,779	70,168	93,947	88,585	131,814	220,399	7,973	28,530	36,503	6,983	25,057	32,040
Loss from cash flow accounting hedges	(51,694)	(29,098)	(80,792)	(114,914)	(100,049)	(214,963)	(19,388)	(13,090)	(32,478)	(16,654)	(12,284)	(28,938)
Net gain on hedge items	—	—	—	—	—	—	—	—	—	—	—	—
Total	(27,915)	41,070	13,155	(26,329)	31,765	5,436	(11,415)	15,440	4,025	(9,671)	12,773	3,102

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses:

(a)	At the end of the period, the summary of UF indexation is as follows:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

UF indexation revenue	570,342	535,453	172,542	54,190
UF indexation expenses	(324,974)	(318,961)	(97,248)	(23,333)
Total net income from UF indexation	245,368	216,492	75,294	30,857

(b)	The composition of UF indexation revenue is as follows

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—
Debt financial instruments	18,166	17,753	5,477	1,669
Loans and advances to Banks	—	—	—	—
Commercial loans	220,218	204,338	66,583	21,219
Residential mortgage loans	374,756	352,340	113,832	36,489
Consumer Loans	941	1,332	272	114
Other financial instruments	2,254	1,962	516	229
Financial assets at fair value through other comprehensive income:
Debt financial instruments	17,137	19,197	4,898	637
Other financial instruments	—	—	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(63,130)	(61,469)	(19,036)	(6,167)
Total	570,342	535,453	172,542	54,190

(b.1)	At the end of the period, the stock of UF indexation not recognized in results is as follows:

	September	September
	2024	2023
	MCh$	MCh$

Commercial loans	4,286	4,297
Residential mortgage loans	7,387	5,373
Consumer Loans	12	8
Total	11,685	9,678

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses, continued:

(b.2)	The amount of indexation recognized on the basis received by the impaired portfolio in the period amounted to:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Commercial loans	883	1,039	309	312
Residential mortgage loans	3,578	3,646	1,200	1,257
Consumer Loans	—	—	—	—
Total	4,461	4,685	1,509	1,569

(c)	The composition of UF indexation expenses is as follows:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,758	9,440	3,881	1,410
Saving accounts and time deposits	57,597	65,222	16,871	5,671
Obligations by repurchase agreements and securities lending	—	—	—	—
Borrowings from financial institutions	—	—	—	—
Debt financial instruments issued	222,426	214,684	67,109	14,721
Other financial obligations	—	—	—	—
Financial instruments of regulatory capital issued	31,193	29,615	9,387	1,531
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—	—	—
Total	324,974	318,961	97,248	23,333

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses, continued:

(d)	As of September 30, 2024 and 2023, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	For the nine-months period ended September 30,						07.01.2024 to			07.01.2023 to
	2024			2023			09.30.2024			09.30.2023
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Gain from cash flow accounting hedges	3,087	—	3,087	2,308	—	2,308	—	—	—	2,308	—	2,308
Loss from cash flow accounting hedges	(66,217)	—	(66,217)	(63,777)	—	(63,777)	(19,036)	—	(19,036)	(8,475)	—	(8,475)
Net gain on hedge items	—	—	—	—	—	—	—	—	—	—	—	—
Total	(63,130)	—	(63,130)	(61,469)	—	(61,469)	(19,036)	—	(19,036)	(6,167)	—	(6,167)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Income and Expenses from commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income for the period is as following:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Income from commissions and services rendered
Comissions from card services	171,464	181,974	57,299	60,036
Remuneration from administration of mutual funds, investment funds or others	103,803	87,196	37,066	29,921
Comissions from collections and payments	59,315	58,814	19,662	20,265
Comissions from portfolio management	51,081	46,343	17,362	15,813
Comissions from guarantees and letters of credit	30,624	27,507	10,519	9,505
Brand use agreement	21,188	24,947	6,900	8,643
Use of distribution channel	19,440	22,651	5,130	7,572
Insurance not related to the granting of credits to natural persons	18,971	18,697	6,519	6,375
Comissions from trading and securities management	14,668	13,057	4,600	4,599
Comissions from credit prepayments	11,123	8,045	3,864	3,001
Insurance related to the granting of credits to natural persons	9,887	11,711	2,131	4,189
Insurance not related to the granting of credits to legal entities	4,074	6,570	1,171	2,160
Comissions from lines of credit and current account overdrafts	3,740	3,707	1,243	1,250
Insurance related to the granting of credits to legal entities	1,413	1,652	386	646
Comissions from factoring operations services	975	1,028	329	352
Financial advisory services	637	1,849	397	493
Loan commissions with letters of credit	52	79	17	27
Other commission earned	19,902	14,601	6,978	5,144
Total	542,357	530,428	181,573	179,991

Expenses from commissions and services received
Commissions from card transactions	44,400	41,554	15,373	13,969
Interbank transactions	28,846	36,876	9,755	13,063
Expenses from obligations of loyalty and merit card customers programs	25,227	28,747	5,532	14,358
Commissions from use of card brands license	6,244	6,729	1,878	2,457
Comissions from securities transaction	4,056	3,854	1,339	1,205
Collections and payments	3,087	3,192	958	1,059
Other commissions from services received	3,264	3,450	1,001	945
Total	115,124	124,402	35,836	47,056

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense):

(a)	The amount of net financial income (expense) shown in the Interim Consolidated Income Statement for the period corresponds to the following concepts:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
Financial result from:	MCh$	MCh$	MCh$	MCh$

Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	2,733,368	4,102,782	610,101	1,306,029
Debt Financial Instruments	117,003	225,499	33,353	72,451
Other financial instruments	20,265	18,361	6,133	8,720

Financial liabilities held for trading at fair value through profit or loss:
Financial derivative contracts	(2,730,943)	(4,106,020)	(585,772)	(1,384,471)
Other financial instruments	(446)	(324)	(152)	718
Subtotal	139,247	240,298	63,663	3,447

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and savings accounts and other time deposits	—	—	—	—
Debt instruments issued	—	—	—	—
Others	—	—	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	220	43	(9)	43
Financial assets at fair value through other comprehensive income	8,073	(308)	3,221	(242)
Financial liabilities at amortized cost	—	—	—	—
Financial instruments of regulatory capital issued	—	—	—	—
Subtotal	8,293	(265)	3,212	(199)

Exchange, indexation and accounting hedging of foreign currency:
Gain (loss) from foreign currency exchange	30,735	52,571	43,667	(61,464)
Gain (loss) from indexation for exchange rate	2,987	8,719	(10,226)	17,115
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	43,718	49,483	(37,959)	168,927
Subtotal	77,440	110,773	(4,518)	124,578

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—
Lease liabilities	—	—	—	—
Financial instruments of regulatory capital issued	—	—	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—	—	—
Total	224,980	350,806	62,357	127,826

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense), continued:

(b)	Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	(19)	(22)	34	(53)
Commercial loans	(2,007)	(3,606)	3,854	(8,340)
Residential mortgage loans	—	—	—	—
Consumer loans	(28)	(49)	46	(103)
Contingent loans	(325)	(282)	505	(1,045)
Total	(2,379)	(3,959)	4,439	(9,541)

34.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

		September	September
Company	Shareholder	2024	2023
		MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	1,643	3,779
Centro de Compensación Automatizado S.A.	Banco de Chile	1,215	1,152
Redbanc S.A.	Banco de Chile	919	240
Administrador Financiero de Transantiago S.A.	Banco de Chile	441	490
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	349	317
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	120	106
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	67	63
Subtotal Associates		4,754	6,147

Joint Ventures
Servipag Ltda.	Banco de Chile	1,432	1,646
Artikos Chile S.A.(*)	Banco de Chile	552	553
Subtotal Joint Ventures		1,984	2,199
Subtotal		6,738	8,346

Minority Investments
Holding Bursátil Regional S.A. (*) (**)	Banchile Corredores de Bolsa	242	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	83	37
Bolsa Electrónica de Chile, Bolsa de Valores	Banchile Corredores de Bolsa	18	19
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa	3	9
Sociedad de Infraestructuras de Mercado S.A. (**)	Banchile Corredores de Bolsa	—	895
Bolsa de Comercio de Santiago, Bolsa de Valores (**)	Banchile Corredores de Bolsa	—	51
Subtotal Minority Investments		346	1,011
Total		7,084	9,357

(*)	See Note No. 5 Relevant Events, letter (n)
(**)	See Note No. 14 Investments in other companies.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

The composition of the results of non-current assets and disposal groups not eligible as discontinued operations during the periods 2024 and 2023 is as follows:

	September	September
	2024	2023
	MCh$	MCh$

Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	6,978	3,977
Other income from assets received in payment or foreclosed at judicial auction	43	38
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(1,431)	(647)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(9,728)	(4,730)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(804)	(651)
Non-current assets held for sale
Investments in other companies	—	—
Intangible assets	—	—
Property and equipment	880	2,258
Assets for recovery of assets transferred in financial leasing operations	1,597	1,964
Other assets	—	—
Disposal groups held for sale	—	—
Total	(2,465)	2,209

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other operating Income and Expenses:

a)	During the periods 2024 and 2023, the Bank and its subsidiaries present other operating income, according to the following:

	September	September
	2024	2023
	MCh$	MCh$

Expense recovery	19,435	19,532
Income from investment properties	5,315	5,084
Revaluation of prepaid monthly payments	4,698	2,487
Foreign trade income	74	72
Revaluation of tax refunds from previous years	66	6,790
Others income	464	311
Total	30,052	34,276

b)	During the periods 2024 and 2023, the Bank and its subsidiaries present other operating expenses, according to the following:

	September	September
	2024	2023
	MCh$	MCh$

Write-offs for operating risks	20,991	18,730
Insurance premiums expense to cover operational risk events	4,725	4,391
Expenses for credit operations of financial leasing	4,624	2,630
Legal expenses and trials	2,163	2,519
Card administration	1,989	356
Provisions for trials and litigation	368	(583)
Life ensurance	260	213
Write-offs for commercial decisions	223	226
Expenses for charge-off leased assets recoveries	181	409
Renegotiated loan insurance premium	180	223
Valuation expense	180	194
Provision for pending operations (90 days)	24	150
Expense recovery from operational risk events	(11,555)	(6,283)
(Release) expense of provisions for operational risk	(124)	(849)
Others expenses	101	952
Total	24,330	23,278

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the periods 2024 and 2023 is as follows:

	September	September
	2024	2023
	MCh$	MCh$

Expenses for short-term employee benefit	398,483	381,149
Expenses for employee benefits due to termination of employment contract	12,016	14,808
Training expenses	2,773	3,508
Expenses for nursery and kindergarten	1,207	1,131
Other personnel expenses	4,890	5,039
Total	419,369	405,635

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Administrative expenses:

This item is composed as follows:

	September	September
	2024	2023
	MCh$	MCh$
General administrative expenses
Information technology and communications	114,902	103,291
Maintenance and repair of property and equipment	38,896	35,837
Surveillance and securities transport services	8,483	8,292
External advisory services and professional services fees	7,118	8,254
Office supplies	6,425	6,718
External financial information and fraud prevention service	5,868	5,209
Postal box, mail, postage and home delivery services	5,021	3,343
Energy, heating and other utilities	4,430	4,160
Legal and notary expenses	4,202	3,749
External service of custody of documentation	3,443	2,916
Other expenses of obligations for lease contracts	3,163	2,981
Insurance premiums except to cover operational risk events	3,115	3,067
Donations	2,638	2,521
Representation and travel expenses	2,259	2,363
Expenses for short-term leases	2,030	2,846
Card embossing service	1,571	1,224
Fees for other technical reports	694	752
Fees for review and audit of the financial statements by the external auditor	622	648
Expenses for leases low value	423	369
Fines applied by other agencies	129	96
Other general administrative expenses	13,853	15,203

Outsource services
Technological developments expenses, certification and technology testing	17,165	17,181
Data processing	8,418	8,740
External collection service	3,634	3,297
External credit evaluation service	3,630	4,091
Call Center service for sales, marketing, quality control customer service	1,458	1,660
External human resources administration services and supply of external personnel	1,393	1,156
Other outsource services	605	724
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	336	289

Board expenses
Board of Directors Compensation	2,555	2,484
Other Board expenses	70	88

Marketing	25,492	27,646

Taxes, contributions and other legal charges
Contribution to the banking regulator	11,425	11,041
Real estate contributions	4,564	3,990
Taxes other than income tax	2,059	1,852
Municipal patents	1,327	1,251
Other legal charges	51	57
Total	313,467	299,386

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the periods 2024 and 2023, are detailed as follows:

	September	September
	2024	2023
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	26,654	21,352
Depreciation of property and equipment
Buildings and land	7,261	6,923
Other property and equipment	14,250	15,779
Depreciation and impairment of leased assets
Buildings and land	21,662	23,722
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	856	744
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	268	268
Amortization of other assets per activity income asset	—	—
Total	70,951	68,788

40.	Impairment of non-financial assets:

As of September 30, 2024 and 2023, the composition of the item for impairment of non-financial assets is composed as follows:

	September	September
	2024	2023
	MCh$	MCh$

Impairment of intangible assets	—	25
Impairment of property and equipment	2	2
Impairment of assets from income from ordinary activities from contracts with customers	1,469	85
Total	1,471	112

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense:

(a)	The composition is as follows:

	For the nine-months period ended September 30,		07.01.2024 to	07.01.2023 to
	2024	2023	09.30.2024	09.30.2023
	MCh$	MCh$	MCh$	MCh$

Expense of provisions established for loan credit risk	333,712	280,981	107,477	77,479
Expense of special provisions for credit risk	2,532	(31)	(5,016)	(956)
Recovery of written-off credits	(46,692)	(44,542)	(18,385)	(17,840)
Impairments for credit risk from financial assets at fair value through other comprehensive income	(1,094)	(3,057)	(3,722)	1,788
Total	288,458	233,351	80,354	60,471

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses:

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of September 30, 2024	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	328	—	—	—	—	328	—	328
Provisions released	—	—	—	—	—	—	—	—
Subtotal	328	—	—	—	—	328	—	328
Commercial loans
Provisions established	5,211	1,062	—	32,011	46,975	85,259	—	85,259
Provisions released	—	—	(4,308)	—	—	(4,308)	(5,493)	(9,801)
Subtotal	5,211	1,062	(4,308)	32,011	46,975	80,951	(5,493)	75,458
Residential mortgage loans
Provisions established	—	—	—	—	6,811	6,811	—	6,811
Provisions released	—	(236)	—	—	—	(236)	—	(236)
Subtotal	—	(236)	—	—	6,811	6,575	—	6,575
Consumer loans
Provisions established	—	—	—	—	268,079	268,079	—	268,079
Provisions released	—	(16,728)	—	—	—	(16,728)	—	(16,728)
Subtotal	—	(16,728)	—	—	268,079	251,351	—	251,351
Expense (release) of provisions for credit risk	5,539	(15,902)	(4,308)	32,011	321,865	339,205	(5,493)	333,712

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(13,857)
Residential mortgage loans								(4,773)
Consumer loans								(28,062)
Subtotal								(46,692)
Loan credit loss expenses								287,020

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses, continued;

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of September 30, 2023	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	59	—	—	—	—	59	—	59
Provisions released	—	—	—	—	—	—	—	—
Subtotal	59	—	—	—	—	59	—	59
Commercial loans
Provisions established	—	—	—	18,836	47,124	65,960	—	65,960
Provisions released	(5,166)	(4,510)	(14,241)	—	—	(23,917)	(19,671)	(43,588)
Subtotal	(5,166)	(4,510)	(14,241)	18,836	47,124	42,043	(19,671)	22,372
Residential mortgage loans
Provisions established	—	—	—	—	9,832	9,832	—	9,832
Provisions released	—	(725)	—	—	—	(725)	—	(725)
Subtotal	—	(725)	—	—	9,832	9,107	—	9,107
Consumer loans
Provisions established	—	—	—	—	252,449	252,449	—	252,449
Provisions released	—	(3,006)	—	—	—	(3,006)	—	(3,006)
Subtotal	—	(3,006)	—	—	252,449	249,443	—	249,443
Expense (release) of provisions for credit risk	(5,107)	(8,241)	(14,241)	18,836	309,405	300,652	(19,671)	280,981

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(12,875)
Residential mortgage loans								(8,965)
Consumer loans								(22,702)
Subtotal								(44,542)
Loan credit loss expenses								236,439

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(c)	Summary of expense for special provisions for credit risk:

	For the nine-months period ended September 30,		04.01.2024 to	04.01.2023 to
	2024	2023	06.30.2024	06.30.2023
	MCh$	MCh$	MCh$	MCh$
Expenses of provisions for contingent loans:
Loans and advances to Banks	—	—	—	—
Commercial loans	(1,003)	(2,084)	(2,020)	429
Consumer loans	(758)	(1,512)	(549)	(898)
Expenses form provisions for country risk for transactions with debtors with residence abroad	4,293	3,565	4,293	(487)
Expense of special provisions for loans abroad	—	—	—	—
Expenses of additional loan provisions:
Commercial loans	—	—	(6,740)	—
Residential mortgage loans	—	—	—	—
Consumer loans	—	—	—	—
Expense of other special provisions established for credit risk	2,532	(31)	(5,016)	(956)

42.	Income from discontinued operations:

As of September 30, 2024 and December 31, 2023, the Bank does not maintain income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of September 30, 2024	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	276,038	—	—	276,038
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	72	—	—	72
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	5,536	—	—	5,536
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	283,161	1,257	9,793	294,211
Residential mortgage loans	—	—	14,719	60,570	75,289
Consumer Loans	—	—	1,653	10,804	12,457
Allowances established – loans	—	(1,566)	(26)	(323)	(1,915)
Other assets	16	254,633	177	28	254,854
Contingent loans	—	153,793	3,793	17,810	175,396

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	294,178	—	—	294,178
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	6,316	—	—	6,316
Financial liabilities at amortized cost:
Current accounts and other demand deposits	4,064	127,701	2,592	5,552	139,909
Saving accounts and time deposits	169,326	61,921	3,581	19,472	254,300
Obligations by repurchase agreements and securities lending	—	4,005	—	—	4,005
Borrowings from financial institutions	—	16,382	—	—	16,382
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	9,731	—	—	9,731
Other liabilities	—	244,129	369	19	244,517

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2023	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	212,147	—	—	212,147
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	1,410	—	—	1,410
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	6,328	—	—	6,328
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	199,620	1,028	11,284	211,932
Residential mortgage loans	—	—	17,975	60,153	78,128
Consumer Loans	—	—	1,969	11,744	13,713
Allowances established – loans	—	(1,709)	(19)	(312)	(2,040)
Other assets	10	169,124	13	16	169,163
Contingent loans	—	119,555	4,058	17,669	141,282

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	242,098	—	—	242,098
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	5,674	—	—	5,674
Financial liabilities at amortized cost:
Current accounts and other demand deposits	336	200,098	2,161	7,573	210,168
Saving accounts and time deposits	85,904	160,760	4,392	24,265	275,321
Obligations by repurchase agreements and securities lending	—	2,003	—	—	2,003
Borrowings from financial institutions	—	86,642	—	—	86,642
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,845	—	—	10,845
Other liabilities	—	152,457	493	53	153,003

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of September 30, 2024	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	13,615	348	2,290	16,253
UF indexation revenue	—	1,347	462	2,201	4,010
Income from commissions	103	68,871	32	57	69,063
Net Financial income (expense)	—	72,724	—	—	72,724
Other income	—	—	—	—	—
Total Income	103	156,557	842	4,548	162,050

Interest expense	5,802	6,478	209	1,102	13,591
UF indexation expenses	—	—	3	—	3
Expenses from commissions	—	21,604	—	—	21,604
Expenses credit losses (gains)	—	(958)	13	70	(875)
Expenses from salaries and employee benefits	—	148	32,145	64,715	97,008
Administrative expenses	—	5,910	2,641	74	8,625
Other expenses	—	—	1	8	9
Total Expenses	5,802	33,182	35,012	65,969	139,965

As of September 30, 2023	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	20,901	399	2,000	23,300
UF indexation revenue	—	2,966	517	2,034	5,517
Income from commissions	139	79,911	15	64	80,129
Net Financial income (expense)	—	(4,009)	—	—	(4,009)
Other income	—	218	—	—	218
Total Income	139	99,987	931	4,098	105,155

Interest expense	1,284	5,735	468	1,914	9,401
UF indexation expenses	—	—	14	7	21
Expenses from commissions	—	23,716	—	—	23,716
Expenses credit losses (gains)	—	(2,331)	(6)	(68)	(2,405)
Expenses from salaries and employee benefits	—	276	32,344	63,735	96,355
Administrative expenses	—	9,325	2,515	105	11,945
Other expenses	—	—	2	19	21
Total Expenses	1,284	36,721	35,337	65,712	139,054

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Below are the individual transactions in the period with related parties that are legal persons, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of September 30, 2024

		Description of the transaction					Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	Transactions under equivalence conditions to those transactions with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Ionix SPA	Other related parties	IT support services	30 days	Contract	Yes	141	—	141	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	312	—	312	—	—
		Collection services	30 days	Contract	Yes	3,209	—	3,209	—	371
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	277	—	277	—	68
		Brokerage commission	30 days	Contract	Yes	288	—	288	—	—
		IT support services	30 days	Contract	Yes	231	—	231	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,187	—	1,187	—	328
Universidad Del Desarrollo	Other related parties	Advertising services	30 days	Contract	Yes	126	—	126	—	—
Universidad Adolfo Ibañez	Other related parties	Training	30 days	Contract	Yes	127	—	127	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	125	—	125	—	37
		Service of financial information	30 days	Contract	Yes	76	—	76	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	226	—	226	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	13,501	—	13,501	—	1,711
		IT proyect services	30 days	Contract	Yes	115	—	115	—	—
		Fraud prevention services	30 days	Contract	Yes	93	—	93	—	—
		IT services	30 days	Contract	Yes	372	—	372	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	656	—	656	—	95
		Custodial services	30 days	Contract	Yes	954	—	954	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	235	—	235	—	22
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	283	—	283	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	630	—	630	—	86
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	440	—	440	—	47
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	287	—	287	—	52
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	386	—	386	—	65
		Exchange commission	30 days	Contract	Yes	60,277	60,277	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	519	—	519	—	320
		Collection services	30 days	Contract	Yes	146	—	146	—	—
		Transfer services	30 days	Contract	Yes	2,097	—	2,097	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	322	—	322	—	2
		IT services	30 days	Contract	Yes	312	—	312	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	5,907	5,907	—	2,703	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	132	—	—	—	534
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	95	—	—	—	183
Plaza Oeste SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	188	—	—	—	860
Plaza del Trebol SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	206	—	—	—	131
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	99	—	—	—	145
Plaza la Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	167	—	—	—	588
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	106	—	—	—	169

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2023

		Description of the transaction					Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	Transactions under equivalence conditions to those transactions with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	637	—	637	—	61
		IT support services	30 days	Contract	Yes	349	—	349	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	386	—	386	—	—
		Collection services	30 days	Contract	Yes	4,358	—	4,358	—	432
		Software services	30 days	Contract	Yes	220	—	220	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	362	—	362	—	1
		Brokerage commission	30 days	Contract	Yes	344	—	344	—	—
		IT support services	30 days	Contract	Yes	289	—	289	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,381	—	1,381	—	221
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	319	—	319	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	272	—	272	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	15,570	—	15,570	—	1,589
		IT proyect services	30 days	Contract	Yes	542	—	542	—	—
		IT services	30 days	Contract	Yes	330	—	330	—	—
		Fraud prevention services	30 days	Contract	Yes	82	—	82	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	IT services	30 days	Contract	Yes	91	—	91	—	—
		IT support services	30 days	Contract	Yes	1,326	—	1,326	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	1,026	—	1,026	—	42
		Custodial services	30 days	Contract	Yes	1,042	—	1,042	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	366	—	366	—	—
Universidad Del Desarrollo	Other related parties	Loyalty	30 days	Contract	Yes	115	—	115	—	7
Universidad Adolfo Ibañez	Other related parties	Training	30 days	Contract	Yes	334	—	334	—	—
Canal 13 S.A.	Other related parties	Advertising service	30 days	Monthly	Yes	92	—	92	—	36
Nexus S.A.	Other related parties	General income	30 days	Contract	Yes	148	148	—	—	—
		Card processing	30 days	Contract	Yes	3,487	—	3,487	—	—
		IT services	30 days	Contract	Yes	405	—	405	—	—
		Embossing services	30 days	Contract	Yes	235	—	235	—	—
		Customer product delivery services	30 days	Contract	Yes	273	—	273	—	—
		Fraud prevention services	30 days	Contract	Yes	380	—	380	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	669	—	669	—	61
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	703	—	703	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	141	—	141	—	—
		Service of financial information	30 days	Contract	Yes	84	—	84	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	363	—	363	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	580	—	580	—	51
		Project consultation	30 days	Contract	Yes	153	—	153	—	—
		Exchange commission	30 days	Contract	Yes	93,168	93,168	—	9	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	553	—	553	—	300
		Transfer services	30 days	Contract	Yes	2,581	—	2,581	—	—
		Collection services	30 days	Contract	Yes	180	—	180	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	457	—	457	—	19
		IT services	30 days	Contract	Yes	383	—	383	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	5,867	5,867	—	2,517	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	335	—	—	—	129
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	82	—	—	—	261
Plaza Oeste SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	243	—	—	—	963
Plaza del Trébol SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	292	—	—	—	373
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	128	—	—	—	229
Plaza la Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	246	—	—	—	714
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	162	—	—	—	306
Plaza Antofagasta SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	87	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	September	September
	2024	2023
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	2,555	2,484

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for benefits to short-term employees	28,803	31,523
Payment for benefits to employees for termination of employment contract	3,342	821
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	32,145	32,344
Total	34,700	34,828

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	September	September
	2024	2023
	No. Executives
Directory:
Directors – Bank and its subsidiaries	17	17

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	74	90
Division Managers / Area – Subsidiaries	28	32
Subtotal	108	128
Total	125	145

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case.

The input parameters for the valuation of fixed income instruments and options correspond to rates, prices and volatility levels for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

In the case of the valuation of derivatives under a CSA (Credit Support Annex Discounting) agreement, the rates used to discount the flows correspond to the CSA Discounting methodology, where the discount factors used depend on the collateral agreement that exists with each counterparty.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers four adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment, an adjustment for derivative credit risk (CVA and DVA), and an adjustment for the funding of the derivative cash flows (FVA). Likewise, for certain fixed income instruments held in investment portfolios measured at fair value through other comprehensive income or at amortized cost, the portion of the fair value adjustment explained by impairment due to counterparty credit risk is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument’s market rate. Finally, the FVA adjustment for derivatives corresponds to a value adjustment that reflects the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals or this one is imperfect.

It should be noted that there is also the concept of COLVA for derivatives, which is an adjustment to the valuation if a derivative is valued with parameters other than those used in the CSA Discounting methodology, mentioned above. As the valuation methodology used by Banco de Chile is CSA Discounting, the COLVA is already part of the Mark-to-Market (MTM) of the derivative and no additional adjustment is required for this concept. In any case, the Bank measures a COLVA for internal management purposes, with respect to a SOFR Discounting scenario (scenario where all derivatives have USD SOFR collateral).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid/Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA/FVA/COLVA are carried out only for derivatives. For its part, credit risk impairment is computed only for fixed income instruments measured at fair value through other comprehensive income and fixed income instruments measured at amortized cost.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	256,556	212,475	—	—	256,556	212,475
Swaps	—	—	1,827,136	1,818,155	—	—	1,827,136	1,818,155
Call Options	—	—	1,368	3,435	—	—	1,368	3,435
Put Options	—	—	1,923	1,311	—	—	1,923	1,311
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,086,983	2,035,376	—	—	2,086,983	2,035,376
Debt Financial Instruments:
From the Chilean Government and Central Bank	92,183	181,702	1,255,433	2,845,611	—	—	1,347,616	3,027,313
Other debt financial instruments issued in Chile	—	—	81,990	301,948	36,096	34,363	118,086	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—
Subtotal	92,183	181,702	1,337,423	3,147,559	36,096	34,363	1,465,702	3,363,624

Others	414,892	409,328	—	—	—	—	414,892	409,328

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	544,907	532,203	191,923	1,305,449	—	—	736,830	1,837,652
Other debt financial instruments issued in Chile	—	—	1,143,140	1,653,182	27,396	88,483	1,170,536	1,741,665
Financial debt instruments issued Abroad	—	—	47,278	207,208	—	—	47,278	207,208
Subtotal	544,907	532,203	1,382,341	3,165,839	27,396	88,483	1,954,644	3,786,525

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	45,378	49,065	—	—	45,378	49,065
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	45,378	49,065	—	—	45,378	49,065
Total	1,051,982	1,123,233	4,852,125	8,397,839	63,492	122,846	5,967,599	9,643,918

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial:
Forwards	—	—	253,074	221,965	—	—	253,074	221,965
Swaps	—	—	1,946,694	1,970,024	—	—	1,946,694	1,970,024
Call Options	—	—	1,324	1,061	—	—	1,324	1,061
Put Options	—	—	2,467	3,871	—	—	2,467	3,871
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,203,559	2,196,921	—	—	2,203,559	2,196,921

Others	—	—	1,486	2,305	—	—	1,486	2,305

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	195,440	160,602	—	—	195,440	160,602
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	195,440	160,602	—	—	195,440	160,602
Total	—	—	2,400,485	2,359,828	—	—	2,400,485	2,359,828

(1)	As of September 30, 2024, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	September 2024
	Balance as of January 1, 2024	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	34,363	1,384	—	25,240	(31,849)	6,958	—	36,096
Subtotal	34,363	1,384	—	25,240	(31,849)	6,958	—	36,096

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	88,483	173	1,691	22,044	(27,961)	3,710	(60,744)	27,396
Subtotal	88,483	173	1,691	22,044	(27,961)	3,710	(60,744)	27,396
Total	122,846	1,557	1,691	47,284	(59,810)	10,668	(60,744)	63,492

	December 2023
	Balance as of January 1, 2023	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363
Subtotal	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Subtotal	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Total	141,802	4,860	(7,355)	82,015	(63,874)	19,141	(53,743)	122,846

(1)	Recorded in income under item “Net Financial income (expense)”.
(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of September 30, 2024		As of December 31, 2023
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	36,096	(249)	34,363	(696)
Subtotal	36,096	(249)	34,363	(696)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	27,396	(1,030)	88,483	(2,721)
Subtotal	27,396	(1,030)	88,483	(2,721)
Total	63,492	(1,279)	122,846	(3,417)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid/offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Interim Consolidated Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,112,115	2,464,648	2,112,115	2,464,648
Transactions in the course of collection	525,912	415,505	525,912	415,505
Subtotal	2,638,027	2,880,153	2,638,027	2,880,153
Financial assets at amortized cost:
Rights from resale agreements and securities lending	70,386	71,822	70,386	71,822
Debt financial instruments	933,466	1,431,083	895,564	1,368,416
Loans and advances to Banks:
Domestic banks	199,928	—	199,928	—
Central Bank of Chile	1,100,000	2,100,933	1,100,000	2,100,933
Foreign banks	397,057	418,247	396,416	412,662
Subtotal	2,700,837	4,022,085	2,662,294	3,953,833
Loans to customers, net:
Commercial loans	19,585,126	19,624,909	19,350,727	19,193,778
Residential mortgage loans	12,862,595	12,269,148	12,696,245	11,656,071
Consumer loans	4,976,861	4,937,679	5,060,013	5,025,163
Subtotal	37,424,582	36,831,736	37,106,985	35,875,012
Total	42,763,446	43,733,974	42,407,306	42,708,998

Liabilities
Transactions in the course of payment	554,374	356,871	554,374	356,871
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,243,711	13,321,660	13,243,711	13,321,660
Saving accounts and time deposits	14,662,443	15,365,562	14,669,373	15,363,772
Obligations by repurchase agreements and securities lending	86,696	157,173	86,696	157,173
Borrowings from financial institutions	1,144,119	5,360,715	1,109,789	5,152,776
Debt financial instruments issued:
Letters of credit for residential purposes	991	1,433	1,084	1,533
Letters of credit for general purposes	2	11	2	12
Bonds	9,771,120	9,358,621	9,902,048	9,090,188
Other financial obligations	278,289	339,305	278,289	339,327
Subtotal	39,187,371	43,904,480	39,290,992	43,426,441
Financial instruments of regulatory capital issued:
Subordinate bonds	1,068,667	1,039,814	1,101,352	1,035,801
Total	40,810,412	45,301,165	40,946,718	44,819,113

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of September 30, 2024 and December 31, 2023:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,112,115	2,464,648	—	—	—	—	2,112,115	2,464,648
Transactions in the course of collection	525,912	415,505	—	—	—	—	525,912	415,505
Subtotal	2,638,027	2,880,153	—	—	—	—	2,638,027	2,880,153
Financial assets at amortized cost:
Rights from resale agreements and securities lending	70,386	71,822	—	—	—	—	70,386	71,822
Debt financial instruments	895,564	1,368,416	—	—	—	—	895,564	1,368,416
Loans and advances to Banks:
Domestic banks	199,928	—	—	—	—	—	199,928	—
Central Bank of Chile	1,100,000	2,100,933	—	—	—	—	1,100,000	2,100,933
Foreign banks	—	—	—	—	396,416	412,662	396,416	412,662
Subtotal	2,265,878	3,541,171	—	—	396,416	412,662	2,662,294	3,953,833
Loans to customers, net:
Commercial loans	—	—	—	—	19,350,727	19,193,778	19,350,727	19,193,778
Residential mortgage loans	—	—	—	—	12,696,245	11,656,071	12,696,245	11,656,071
Consumer loans	—	—	—	—	5,060,013	5,025,163	5,060,013	5,025,163
Subtotal	—	—	—	—	37,106,985	35,875,012	37,106,985	35,875,012
Total	4,903,905	6,421,324	—	—	37,503,401	36,287,674	42,407,306	42,708,998

Liabilities
Transactions in the course of payment	554,374	356,871	—	—	—	—	554,374	356,871
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,243,711	13,321,660	—	—	—	—	13,243,711	13,321,660
Saving accounts and time deposits	—	—	—	—	14,669,373	15,363,772	14,669,373	15,363,772
Obligations by repurchase agreements and securities lending	86,696	157,173	—	—	—	—	86,696	157,173
Borrowings from financial institutions	—	—	—	—	1,109,789	5,152,776	1,109,789	5,152,776
Debt financial instruments issued:
Letters of credit for residential purposes	—	—	1,084	1,533	—	—	1,084	1,533
Letters of credit for general purposes	—	—	2	12	—	—	2	12
Bonds	—	—	9,902,048	9,090,188	—	—	9,902,048	9,090,188
Other financial obligations	—	—	—	—	278,289	339,327	278,289	339,327
Subtotal	13,330,407	13,478,833	9,903,134	9,091,733	16,057,451	20,855,875	39,290,992	43,426,441
Financial instruments of regulatory capital issued:
Subordinate bonds	—	—	—	—	1,101,352	1,035,801	1,101,352	1,035,801
Total	13,884,781	13,835,704	9,903,134	9,091,733	17,158,803	21,891,676	40,946,718	44,819,113

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:		Liabilities:

-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investment under resale agreements and securities loans	-	Obligations under repurchase agreements and securities loans
-	Loans and advance to domestic banks (including the Central Bank of Chile)

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of September 30, 2024 and December 31, 2023. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

	September 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,112,115	—	—	—	2,112,115	—	—	—	—	2,112,115
Transactions in the course of collection	—	525,912	—	—	525,912	—	—	—	—	525,912
Financial assets held for trading at fair value through profit or loss:
Derivative contracts financial	—	124,502	95,015	392,752	612,269	498,088	324,676	651,950	1,474,714	2,086,983
Debt financial instruments	—	1,465,702	—	—	1,465,702	—	—	—	—	1,465,702
Others	—	414,892	—	—	414,892	—	—	—	—	414,892
Financial assets at fair value through other comprehensive income	—	198,618	274,511	492,557	965,686	230,879	508,212	249,867	988,958	1,954,644
Derivative contracts financial for hedging purposes	—	—	11,983	602	12,585	11,469	6,004	15,320	32,793	45,378
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	55,554	11,312	3,520	70,386	—	—	—	—	70,386
Debt financial instruments (*)	—	—	—	16,681	16,681	470,996	131,003	314,818	916,817	933,498
Loans and advances to Banks (**)	—	1,417,510	41,238	239,334	1,698,082	—	—	—	—	1,698,082
Loans to customers, net (**)	—	5,495,234	3,065,289	6,794,656	15,355,179	6,796,624	4,127,307	11,928,211	22,852,142	38,207,321
Total financial assets	2,112,115	9,697,924	3,499,348	7,940,102	23,249,489	8,008,056	5,097,202	13,160,166	26,265,424	49,514,913

	September 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	554,374	—	—	554,374	—	—	—	—	554,374
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial	—	122,357	84,968	375,991	583,316	563,709	415,639	640,895	1,620,243	2,203,559
Others	—	699	—	4	703	783	—	—	783	1,486
Derivative contracts financial for hedging purposes	—	—	—	—	—	29,582	477	165,381	195,440	195,440
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,243,711	—	—	—	13,243,711	—	—	—	—	13,243,711
Saving accounts and time deposits (***)	—	9,469,876	3,029,701	1,726,260	14,225,837	66,776	572	822	68,170	14,294,007
Obligations by repurchase agreements and securities lending	—	86,129	58	509	86,696	—	—	—	—	86,696
Borrowings from financial institutions	—	190,204	166,183	559,791	916,178	227,941	—	—	227,941	1,144,119
Debt financial instruments issued:
Letters of credit	—	144	290	123	557	47	86	303	436	993
Bonds	—	162,012	387,565	629,148	1,178,725	2,678,197	1,909,904	4,004,294	8,592,395	9,771,120
Other financial obligations	—	278,289	—	—	278,289	—	—	—	—	278,289
Lease liabilities	—	2,246	4,724	18,842	25,812	38,078	21,122	11,490	70,690	96,502
Financial instruments of regulatory capital issued	—	3,390	105,474	7,425	116,289	16,826	11,294	924,258	952,378	1,068,667
Total financial liabilities	13,243,711	10,869,720	3,778,963	3,318,093	31,210,487	3,621,939	2,359,094	5,747,443	11,728,476	42,938,963

Mismatch	(11,131,596)	(1,171,796)	(279,615)	4,622,009	(7,960,998)	4,386,117	2,738,108	7,412,723	14,536,948	6,575,950

(*)	These balances are presented without deduction of impairment, wich amount to Ch$32 million.
(**)	These balances are presented without deduction of their respective provisions, which amount to Ch$782,739 million for loans to customers and Ch$1,097 million for borrowings from financial institutions.
(***)	Excludes term saving accounts, which amount to Ch$368,436 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,464,648	—	—	—	2,464,648	—	—	—	—	2,464,648
Transactions in the course of collection	—	415,505	—	—	415,505	—	—	—	—	415,505
Financial assets held for trading at fair value through profit or loss:
Derivative contracts financial	—	56,847	130,507	309,218	496,572	560,641	314,649	663,514	1,538,804	2,035,376
Debt financial instruments	—	3,363,624	—	—	3,363,624	—	—	—	—	3,363,624
Others	—	409,328	—	—	409,328	—	—	—	—	409,328
Financial assets at fair value through other comprehensive income	—	180,968	721,297	1,790,913	2,693,178	257,310	478,175	357,862	1,093,347	3,786,525
Derivative contracts financial for hedging purposes	—	—	—	14,321	14,321	1,530	21,062	12,152	34,744	49,065
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	61,005	10,322	495	71,822	—	—	—	—	71,822
Debt financial instruments (*)	—	—	—	507,261	507,261	478,818	128,728	316,334	923,880	1,431,141
Loans and advances to Banks (**)	—	2,216,942	73,506	229,483	2,519,931	—	—	—	—	2,519,931
Loans to customers, net (**)	—	5,428,312	2,587,416	6,993,529	15,009,257	7,092,458	3,965,966	11,533,023	22,591,447	37,600,704
Total financial assets	2,464,648	12,132,531	3,523,048	9,845,220	27,965,447	8,390,757	4,908,580	12,882,885	26,182,222	54,147,669

	December 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	356,871	—	—	356,871	—	—	—	—	356,871
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial	—	57,324	141,764	319,273	518,361	566,762	431,076	680,722	1,678,560	2,196,921
Others	—	2,160	126	—	2,286	19	—	—	19	2,305
Derivative contracts financial for hedging purposes	—	—	—	—	—	20,505	3,189	136,908	160,602	160,602
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,321,660	—	—	—	13,321,660	—	—	—	—	13,321,660
Saving accounts and time deposits (***)	—	10,037,240	3,459,981	1,450,857	14,948,078	60,622	595	542	61,759	15,009,837
Obligations by repurchase agreements and securities lending	—	157,015	158	—	157,173	—	—	—	—	157,173
Borrowings from financial institutions	—	44,387	65,902	5,091,283	5,201,572	159,143	—	—	159,143	5,360,715
Debt financial instruments issued		—
Letters of credit	—	175	282	416	873	171	80	320	571	1,444
Bonds	—	52,443	186,629	956,608	1,195,680	2,138,820	2,075,249	3,948,872	8,162,941	9,358,621
Other financial obligations	—	339,293	—	12	339,305	—	—	—	—	339,305
Lease liabilities	—	2,181	4,314	16,655	23,150	35,619	27,835	14,876	78,330	101,480
Financial instruments of regulatory capital issued	—	1,472	—	113,256	114,728	18,826	10,216	896,044	925,086	1,039,814
Total financial liabilities	13,321,660	11,050,561	3,859,156	7,948,360	36,179,737	3,000,487	2,548,240	5,678,284	11,227,011	47,406,748

Mismatch	(10,857,012)	1,081,970	(336,108)	1,896,860	(8,214,290)	5,390,270	2,360,340	7,204,601	14,955,211	6,740,921

(*)	These balances are presented without deduction of impairment, wich amount to Ch$58 million.
(**)	These balances are presented without deduction of their respective provisions, which amount to Ch$768,968 million for loans to customers and Ch$751 million for borrowings from financial institutions.
(**)	Excludes term saving accounts, which amount to Ch$355,725 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of September 30, 2024	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	21,190,208	21,858,337	159,326	5,075,648	—	32,073	241,218	115,537	17,872	19,883	20,943	48,731,045
Non-Financial assets	2,450,332	43,271	11,310	450,443	—	—	1,448	—	—	—	9	2,956,813
Total Assets	23,640,540	21,901,608	170,636	5,526,091	—	32,073	242,666	115,537	17,872	19,883	20,952	51,687,858

Liabilities
Financial liabilities	25,463,468	10,683,881	703	5,616,680	—	8,222	209,336	298,799	229,090	5	797,215	43,307,399
Non-Financial liabilities	2,236,710	349,385	1,138	313,765	—	33	4,594	1	96	—	94	2,905,816
Total Liabilities	27,700,178	11,033,266	1,841	5,930,445	—	8,255	213,930	298,800	229,186	5	797,309	46,213,215

Mismatch of Financial Assets and Liabilities (*)	(4,273,260)	11,174,456	158,623	(541,032)	—	23,851	31,882	(183,262)	(211,218)	19,878	(776,272)	5,423,646

(*) This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2023	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	26,148,436	21,213,688	145,584	5,593,508	—	42,300	176,380	3,988	18,085	16,225	19,698	53,377,892
Non-Financial assets	2,024,900	30,487	13,710	344,211	—	23	1,290	1	—	—	38	2,414,660
Total Assets	28,173,336	21,244,175	159,294	5,937,719	—	42,323	177,670	3,989	18,085	16,225	19,736	55,792,552

Liabilities
Financial liabilities	29,851,084	10,433,590	278	6,018,902	—	9,951	195,818	291,397	226,389	5,716	729,348	47,762,473
Non-Financial liabilities	2,184,491	350,671	721	252,956	—	47	3,811	6	12	5	74	2,792,794
Total Liabilities	32,035,575	10,784,261	999	6,271,858	—	9,998	199,629	291,403	226,401	5,721	729,422	50,555,267

Mismatch of Financial Assets and Liabilities (*)	(3,702,648)	10,780,098	145,306	(425,394)	—	32,349	(19,438)	(287,409)	(208,304)	10,509	(709,650)	5,615,419

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. Global risk management takes into consideration the different business segments served by the Bank, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed, and with strict adherence to compliance with the current regulatory framework.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Bank’s Board of Directors Board of Directors of Banco de Chile establishes the risk policies, the Risk Appetite Framework, and the guidelines for the development, validation and monitoring of models. Likewise, it approves the provision models, the Additional Provisions Policy and pronounces annually on the sufficient provisions. Also, it ratifies the strategies, policies, functional structure and comprehensive management model of Operational Risk and is in charge of guaranteeing the consistency of this model with the Bank’s strategy, ensuring proper implementation of the model in the organization. Along with this, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank’s Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee, Higher Committee Operational Risk and Capital Management, in which the status of credit, market and operational risks and the Bank’s capital management are reviewed.

In addition to the Directors’ Committees, the Bank’s Administration has the Technical Committee for the Supervision of Internal Models, the Model Risk Management Committee and the Operational Risk Committee, related to specific matters.

The following sections describe the different committees of Directors and Administration mentioned.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Risk Management is developed by the Corporate Risk Division, which by having highly experienced and specialized teams, together with a robust regulatory framework, allows for optimal and effective management of the matters they address.

It should be noted that in August 2024, the Corporate Risk Division was established, which consolidates the previous risk divisions (Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division). Contribute to providing effective governance to the Corporation’s main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture, identifying potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, contributing comprehensively to capital management.

Likewise, it continually manages risk knowledge from a comprehensive approach, in order to contribute to the business and anticipate threats that may damage the solvency and quality of the portfolio, permeating a unique risk culture towards the Corporation, promoting training and permanent education.

Within this Division, the Bank’s risk functions are integrated as follows, ensuring, at the same time, the correct segregation of functions and independence:

-	Market Risk: Is responsible for developing the function of measuring, limiting, controlling and reporting market risk, along with defining valuation standards and managing the Bank’s assets and liabilities.

-	Wholesale Credit Risk Admission: is responsible for managing, resolving and controlling the approval process of businesses related to the Wholesale segment portfolio, including specific sectors and products for this portfolio, ensuring coherence, compliance and consistency of policies. of credit risk both in the bank and in its subsidiaries.

-	Retail Admission, Regulations and Risk Transformation: Responsible for defining the credit risk management framework, both for reactive and proactive retail origination, within the defined regulatory scope and risk appetite established by the Bank. Also, the maintenance and implementation of all credit risk strategies associated with the automatic evaluation.

Manages the regulatory body, policies, standards and procedures of credit risk, adapting the established requirements and processes, for all segments transversally in the Bank. Likewise, it carries out reviews of the quality of the credit process applied to retail banks and the continuous training of executives.

-	Special Asset Management: is responsible for the collection of credits from all of the Bank’s customer segments, with differentiated management in accordance with institutional policies.

In addition, it is responsible for managing the sale of assets recovered by the Bank, coming from credit recovery processes.

-	Risk Management Monitoring, Reporting and Control: is responsible for managing and controlling Credit Risk, especially through monitoring the main portfolio indicators and in-depth analysis of situations and scenarios of special attention, timely detecting problems that may affect certain products, debtors or sectors, with the aim of minimizing the risk assumed and anticipating situations that could lead to credit losses.

Likewise, it manages risk information and provides it to the different government bodies and interested areas for decision-making and contributes to providing effective governance to the Corporate Risk Division projects, ensuring regulatory compliance and the correct execution of the projects. themselves, as well as being responsible for the management control of the Corporate Risk Division.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

-	Risk Models: is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the functional specifications and the most appropriate statistical techniques for the development of the required models. These models are immersed in the measurement and management of model risk carried out by the Model Risk and Internal Control Management, and presented to the corresponding government bodies, such as the Technical Committee for the Supervision of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

Additionally, this Area is responsible for managing the process of calculating provisions for credit risk, ensuring the correct execution of the processes and analysis of the results obtained.

-	Model Risk and Internal Control: Its purpose is to manage the risks associated with models and processes, for this it is supported by the functions of model validation and monitoring, model risk management, and internal control.

Conducts an independent review, evaluating the quality of the data, modeling techniques, compliance with regulatory provisions, its insertion within the institution and existing documentation. It monitors the performance of the models and monitors each stage of the life cycle of the models within its scope, with the final purpose of generating mechanisms that allow it to measure and manage the level of model risk to which the Bank is exposed.

Finally, the internal control function has the responsibility of carrying out an evaluation of the design and operational effectiveness of controls, to comply with regulatory requirements.

-	Global Control: Responsible for managing and supervising the application of policies, standards and procedures in each of the areas of Operational Risk and Business Continuity, within the Bank and Subsidiaries. In relation to the area of Operational Risk, it is responsible for guaranteeing the identification and efficient management of operational risks and promoting a risk culture to prevent financial losses and improve the quality of processes, proposing continuous improvements to risk management, aligned with regulatory requirements and business objectives.

As part of the Global Control Management, there is the Business Continuity Management, which is responsible for managing, controlling and administering recovery strategies in the event of contingency situations, and is also responsible for maintaining the continuity of services and related critical operations. to the Bank’s payment chain, through a comprehensive and resilient model in operational and technological areas. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing a monitoring environment for the adequate definition and implementation of the information security strategy and controls and cybersecurity, as well as the independence of the control functions of the Cybersecurity Division.

Additionally, the Bank has the Cybersecurity Division, which is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, with one of its main focuses being to protect internal information, of its clients and collaborators.

This Division is made up of the Cybersecurity Engineering and Architecture Management, the Cyber Defense Management and the Technological Risk and Cyber Intelligence Management. The Cybersecurity Management and Subsidiaries Control Department is also part of the division, as a control unit. Section 5 of this Note describes the responsibilities of the indicated Managements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Committees of Directors and Bank Administration

(i) Finance, International and Financial Risk Committee

In general terms, the objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the their associated results, and and their price and liquidity risks that will be generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent due review in the Capital Management Committee and later approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank’s subsidiaries are consistent with those of the latter, and that these are reflected in their own policies and procedures.

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks and the Corporate Risk Division participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank’s internal regulations require approval from this Committee, except for any special powers delegated by the board to management.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(iii) Portfolio Risk Committee

The Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by theto be approved by the board of directors. This committee also reviews and ratifies the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously carried out by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv) Senior Operational Risk

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank’s transactions, in order to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This committee has many functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank’s comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries; review and approve the comprehensive risk measurement regarding Operational Risk. It approves the bank’s operational risk appetite framework; ensure compliance with the current regulatory framework, in matters that are limited to Operational Risk; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures; ensure the long-term solvency of the organization, avoiding risk factors that may jeopardize the continuity of the Bank. It reviews new products and services, verifies the consistency of associated policies across the bank’s subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, sanction the selection of the model to carry out stress tests and scenario selection methodologies and evaluate the results, among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(v) Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank’s capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF’s principles are respected, and the bank’s medium-term sustainability.

(vi) Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction of models; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final ratification; In the case of regulatory models, this Committee is limited to its review, leaving approval in the hands of the Portfolio Risk Committee and subsequently the Board of Directors. He is also in charge of ensuring compliance with the model monitoring guidelines, which are also approved by the board of directors.

(vii) Model Risk Management Committee

Its main function is to establish and supervise the model risk management framework the corresponding at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risk based on aggregate results, ensures the updating of the institutional inventory of institutional models and methodologies, and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(viii) Operational Risk Committee

The committee is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

Among the main functions of the Operational Risk Committee are: regarding the developingment of the comprehensive operational risk management model, ensuring the implementation and/or updating the regulatory framework related to Policies and Statutes, plans and initiatives for the development of the model and its dissemination in the organization; promote a culture of operational risk management at all levels of the Bank; become aware of the results obtained in the comprehensive measurement of operational risk; review the operational risk appetite framework; ensure the current regulatory framework in matters that are limited to operational risk; review the level of exposure to operational risk of the Bank and the main risks to which it is exposed; become aware of the main frauds, incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; propose, agree on and/or prioritize strategies to mitigate the main operational risks; ensure the long-term solvency of the organization; ensure that Operational Risk policies are aligned with the Bank’s objectives and strategies; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. To this end, there are guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the Bank’s effective equity self-assessment process. The Board of Directors approves these guidelines and the models developed.

For the purposes of covering losses in the event of customers payment default, the Bank determines the level of provisions that must be established based on the following:

-	Individual evaluation: mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

-	Group evaluation: mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones. In March 2024, the CMF issued the regulations that establish the Standardized Methodology for computing Provisions for Consumer Loans, whose provisions will come into force as of the accounting close of January 2025.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Banco de Chile establishes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

During the 2024, the Bank maintained without modifications the amount of additional provisions established.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, Risk-Weighted Assets and stress tests are obtained in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, through which it is possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework, which allow it to constantly monitor the performance of different indicators and implement timely corrective actions, in the event that are required. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Establishes the risk management framework for the different business segments it serves, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

In matters of risks related to climate change, in continuity with the previous year, during 2024, progress has been made in the methodologies used to identify risks related to the climate factor in the portfolio. This includes conducting various specialized training on ESG risk matters to executives from different divisions, including risk executives, strengthening the Bank’s ability to proactively address these emerging challenges.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3.	To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the Corporate Risk Division contributes to the business and anticipates threats that may affect the solvency and quality of the portfolio, delivering timely responses to clients, maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments. and products.

The credit risk management process consists of the stages of Admission, Monitoring and Recovery or Collection for the retail and wholesale business segments served by the Bank.

(a) Admission:

In the retail segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an appropriate credit attribution model to approve each operation. These evaluations, for natural persons without a business line and clients in the SME segment, take into consideration the level of indebtedness, the payment capacity and the maximum acceptable exposure for the client, through information on payment behavior, indebtedness in the financial system and business and financial information, as applicable.

Additionally, the bank has proactive admission processes for a diverse portfolio of clients. These consist of mass evalution of clients through statistical models of eligibility and payment capacity, generating credit offers aligned with the strategies defined. This makes possible to have preapproved credit offers available through multiple channels taking into consideration the business plan and the relation between risk and return.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

While in the Wholesale segments, the management of admission is carried out through an individual analysis of the client and also the relationship with the rest of the entities of the same group that corresponds the client (if aplicable) is considered. This individual analysis or if aplicable analysis of the group, takes into consideration among other factors the capacity to generate cash, the financial situation with emphasize on the equity solvency, the levels of exposure, variables of the industry, evaluation of the shareholders and the management, the specific aspects of the operations like the structure and term of the financing, products and guarantees. The mentioned evaluation is supported by a rating model that permits greater homogeneity in the client analysis and their group.

There are also specialized areas of segments that by their nature need the knowledge of an expert, such as real estate, construction, agriculture, finance, international, among others. These experts support the preparation of the operations having certain tools designed to meet the needs of the specific characteristics of the businesses and their respective risks.

(b)	Follow Up:

From granting a credit until it expires, it is necessary to have a follow up of the behaviour and financial situation of the debtor with emphasis on its payment capacity, as the situation of the client and associated risk change over time. The follow up is an action within the credit process that permits that the bank acts in a proactive way if any signs of impairment in the portfolio at global level are detected or if the capacity of the debtor to comply with its obligations is affected.

In order to properly follow up, methodologies and tools for diverse segments that the bank participates, have been developed, those then permit a proper management of its credit portfolio.

In the retails segments, the control and follow up concentrate on monitoring the main indicators of the portfolio and analysis of the groups, reported in the management reports, generating relevant information for the decisión making in different occasions defined. At the same time special follow ups are generated according to the relevants facts of the environment.

While in the wholesale segments, in a centralized way, a permanent follow up is carried out through management tools at individual level taking into consideration the business segments, economical sectors, based on the periodically updated client and industry information. Through this process the alarms are generated that guarantee the correct and prompt recognition of the risk in the portfolio of individuals. The specific conditions established in the admission at the moment of approval like the financial covenants, coverage of certain guarantees and others, are monitored.

Additionally, in the admission area, simultaneous follow up tasks are carried out that permit the monitoring of the development of the operations from the beginning until recovering the capital, having as the objective to make sure that the portfolio´s risks are correctly and promptly identified, at the same time managing proactively the cases with higher risks.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(c)	Recovery and collection

The Bank has specific regulations related to customer collection and normalization, which ensure the quality of the portfolio in accordance with credit policies, and the desired risk appetite framework and strict adherence to the current regulatory framework. Through collection management, the clients with temporary cash flow problems are favored, debt normalization plans are proposed for viable clients, so that it is possible to maintain the relationship in the long term once their situation is regularized, The recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce the potential loss.

In the retail segments, the Bank defines refinancing criteria through the establishment of predefined renegotiation guidelines to resolve the debt issues of viable clients with payment intentions, maintaining an adequate risk-return relationship, along with the incorporation of robust tools to differentiated collection management, in accordance with institutional policies and with strict adherence to the current regulatory framework.

In the wholesale segments, when detecting clients that show signs of deterioration or non-compliance with any condition, the commercial area to which the client belongs, together with the Corporate Risk Division, establish action plans for their regularization. In those cases of greater complexity where specialized management is required, the Special Asset Management area, belonging to the Corporate Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each customer.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(d)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of September 30, 2024 and December 31, 2023, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of September 30, 2024:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,322,115	609,861	32,401	8	147,730	2,112,115

Financial assets held for trading at fair value through profit or loss:

Derivative contracts financial
Forwards (*)	137,949	17,186	66,030	—	35,391	256,556
Swaps (**)	811,119	149,976	726,504	—	139,537	1,827,136
Call Options	843	—	525	—	—	1,368
Put Options	1,809	—	114	—	—	1,923
Futures	—	—	—	—	—	—
Subtotal	951,720	167,162	793,173	—	174,928	2,086,983

Debt Financial Instruments
From the Chilean Government and Central Bank	1,347,616	—	—	—	—	1,347,616
Other debt financial instruments issued in Chile	118,086	—	—	—	—	118,086
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	1,465,702	—	—	—	—	1,465,702

Others Financial Instruments
Investments in mutual funds	400,065	—	—	—	—	400,065
Equity instruments	13,467	—	—	—	—	13,467
Others	739	621	—	—	—	1,360
Subtotal	414,271	621	—	—	—	414,892

Financial Assets at fair value through other comprehensive income:

Debt Financial Instruments
From the Chilean Government and Central Bank	736,830	—	—	—	—	736,830
Other debt financial instruments issued in Chile	1,170,536	—	—	—	—	1,170,536
Financial debt instruments issued Abroad	—	47,278	—	—	—	47,278
Subtotal	1,907,366	47,278	—	—	—	1,954,644

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	11,504	21,880	—	11,994	45,378
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	11,504	21,880	—	11,994	45,378

Financial assets at amortized cost:
Rights from resale agreements and securities lending	70,386	—	—	—	—	70,386

Debt Financial Instruments
From the Chilean Government and Central Bank	933,498	—	—	—	—	933,498
Subtotal	933,498	—	—	—	—	933,498

Loans and advances to Banks
Central Bank of Chile	1,100,000	—	—	—	—	1,100,000
Domestic banks	200,000	—	—	—	—	200,000
Foreign Banks (***)	—	—	—	239,334	158,748	398,082
Subtotal	1,300,000	—	—	239,334	158,748	1,698,082

Loans to Customers, Net
Commercial loans	19,950,098	—	—	—	14,633	19,964,731
Residential mortgage loans	12,899,904	—	—	—	—	12,899,904
Consumer loans	5,342,686	—	—	—	—	5,342,686
Subtotal	38,192,688	—	—	—	14,633	38,207,321

(*)	Others includes: France Ch$29,993 million and Switzerland Ch$5,398 million.
(**)	Others includes: France Ch$39,768 million and Spain Ch$31,486 million and Canada Ch$68,283 million.
(***)	Others includes: China Ch$62,174 million and Qatar Ch$44,896 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	304,104	—	—	1,808,011	—	—	—	—	—	—	—	—	—	—	2,112,115

Financial Assets held for trading at fair value through profit or loss:
Derivative contracts Financial
Forwards	—	—	—	232,041	10,521	6,559	186	2,053	371	—	323	2,885	1,617	—	256,556
Swaps	—	—	—	1,743,322	1,294	3,156	—	20,482	13,501	317	36,012	2,585	6,467	—	1,827,136
Call Options	—	—	—	582	267	266	—	—	222	—	26	—	5	—	1,368
Put Options	—	—	—	253	1,111	521	—	—	38	—	—	—	—	—	1,923
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	1,976,198	13,193	10,502	186	22,535	14,132	317	36,361	5,470	8,089	—	2,086,983

Debt Financial Instruments
From the Chilean Government and Central Bank	1,192,718	154,898	—	—	—	—	—	—	—	—	—	—	—	—	1,347,616
Other debt financial instruments issued in Chile	—	—	—	118,086	—	—	—	—	—	—	—	—	—	—	118,086
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	1,192,718	154,898	—	118,086	—	—	—	—	—	—	—	—	—	—	1,465,702

Others Financial Instruments
Investments in mutual funds	—	—	—	400,065	—	—	—	—	—	—	—	—	—	—	400,065
Equity instruments	—	—	—	13,467	—	—	—	—	—	—	—	—	—	—	13,467
Others	—	—	—	1,360	—	—	—	—	—	—	—	—	—	—	1,360
Subtotal	—	—	—	414,892	—	—	—	—	—	—	—	—	—	—	414,892

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	736,830	—	—	—	—	—	—	—	—	—	—	—	—	736,830
Other debt financial instruments issued in Chile	—	—	—	1,141,620	5,176	—	—	11,130	7,568	—	5,042	—	—	—	1,170,536
Financial debt instruments issued Abroad	—	—	—	47,278	—	—	—	—	—	—	—	—	—	—	47,278
Subtotal	—	736,830	—	1,188,898	5,176	—	—	11,130	7,568	—	5,042	—	—	—	1,954,644

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	45,378	—	—	—	—	—	—	—	—	—	—	45,378
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	45,378	—	—	—	—	—	—	—	—	—	—	45,378

Financial assets at amortized cost (*)
Rights from resale agreements	—	—	—	65,813	—	—	—	—	—	—	—	—	649	3,924	70,386

Debt financial instruments
From the Chilean Government and Central Bank	—	933,498	—	—	—	—	—	—	—	—	—	—	—	—	933,498
Subtotal	—	933,498	—	—	—	—	—	—	—	—	—	—	—	—	933,498

Loans and advances to Banks
Central Bank of Chile	1,100,000	—	—	—	—	—	—	—	—	—	—	—	—	—	1,100,000
Domestic banks	—	—	—	200,000	—	—	—	—	—	—	—	—	—	—	200,000
Foreign banks	—	—	—	398,082	—	—	—	—	—	—	—	—	—	—	398,082
Subtotal	1,100,000	—	—	598,082	—	—	—	—	—	—	—	—	—	—	1,698,082

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2023:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,536,512	811,198	27,492	9	89,437	2,464,648

Financial assets held for trading at fair value through profit or loss:

Derivative contracts financial
Forwards (*)	129,596	13,712	27,450	—	41,717	212,475
Swaps (**)	739,444	59,478	856,718	—	162,515	1,818,155
Call Options	1,939	248	955	—	293	3,435
Put Options	542	70	654	—	45	1,311
Futures	—	—	—	—	—	—
Subtotal	871,521	73,508	885,777	—	204,570	2,035,376

Debt Financial Instruments
From the Chilean Government and Central Bank	3,027,313	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	336,311	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,363,624	—	—	—	—	3,363,624

Others Financial Instruments
Investments in mutual funds	405,752	—	—	—	—	405,752
Equity instruments	2,058	485	—	—	—	2,543
Others	844	145	—	—	44	1,033
Subtotal	408,654	630	—	—	44	409,328

Financial Assets at fair value through other comprehensive income:

Debt Financial Instruments
From the Chilean Government and Central Bank	1,837,652	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	1,741,665	—	—	—	—	1,741,665
Financial debt instruments issued Abroad	—	207,208	—	—	—	207,208
Subtotal	3,579,317	207,208	—	—	—	3,786,525

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	11,975	18,712	—	18,378	49,065
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	11,975	18,712	—	18,378	49,065

Financial assets at amortized cost:
Rights from resale agreements and securities lending	71,822	—	—	—	—	71,822

Debt Financial Instruments
From the Chilean Government and Central Bank	1,431,141	—	—	—	—	1,431,141
Subtotal	1,431,141	—	—	—	—	1,431,141

Loans and advances to Banks
Central Bank of Chile	2,100,933	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—
Foreign Banks (***)	—	—	436	205,362	213,200	418,998
Subtotal	2,100,933	—	436	205,362	213,200	2,519,931

Loans to Customers, Net
Commercial loans	19,969,857	—	—	—	21,257	19,991,114
Residential mortgage loans	12,303,154	—	—	—	—	12,303,154
Consumer loans	5,306,436	—	—	—	—	5,306,436
Subtotal	37,579,447	—	—	—	21,257	37,600,704

(*)	Others includes: France Ch$33,034 million and Spain Ch$7 million.
(**)	Others includes: France Ch$38,199 million and Spain Ch$31,881 million.
(***)	Others includes: China Ch$109,229 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	590,426	—	—	1,874,222	—	—	—	—	—	—	—	—	—	—	2,464,648

Financial Assets held for trading at fair value through profit or loss:
Derivative contracts financial
Forwards	—	—	—	124,644	15,853	6,396	132	1,834	3,529	3	1,074	1,589	57,421	—	212,475
Swaps	—	—	243	1,739,380	2,610	10,797	—	15,664	3,848	2,609	24,116	14,914	3,974	—	1,818,155
Call Options	—	—	—	1,899	422	252	—	—	834	—	—	—	28	—	3,435
Put Options	—	—	—	809	277	212	—	—	—	—	—	—	13	—	1,311
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	243	1,866,732	19,162	17,657	132	17,498	8,211	2,612	25,190	16,503	61,436	—	2,035,376

Debt Financial Instruments
From the Chilean Government and Central Bank	2,799,442	227,871	—	—	—	—	—	—	—	—	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	—	—	—	336,311	—	—	—	—	—	—	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,799,442	227,871	—	336,311	—	—	—	—	—	—	—	—	—	—	3,363,624

Others Financial Instruments
Investments in mutual funds	—	—	—	405,752	—	—	—	—	—	—	—	—	—	—	405,752
Equity instruments	—	—	—	2,543	—	—	—	—	—	—	—	—	—	—	2,543
Others	—	—	—	1,033	—	—	—	—	—	—	—	—	—	—	1,033
Subtotal	—	—	—	409,328	—	—	—	—	—	—	—	—	—	—	409,328

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	473,642	1,364,010	—	—	—	—	—	—	—	—	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	—	—	—	1,457,305	17,791	—	—	12,507	7,277	—	4,837	—	—	241,948	1,741,665
Financial debt instruments issued Abroad	—	—	—	207,208	—	—	—	—	—	—	—	—	—	—	207,208
Subtotal	473,642	1,364,010	—	1,664,513	17,791	—	—	12,507	7,277	—	4,837	—	—	241,948	3,786,525

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	49,065	—	—	—	—	—	—	—	—	—	—	49,065
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	49,065	—	—	—	—	—	—	—	—	—	—	49,065

Financial assets at amortized cost (*)
Rights from resale agreements	—	—	—	70,392	—	—	—	—	—	—	—	—	1,070	360	71,822

Debt financial instruments
From the Chilean Government and Central Bank	507,261	923,880	—	—	—	—	—	—	—	—	—	—	—	—	1,431,141
Subtotal	507,261	923,880	—	—	—	—	—	—	—	—	—	—	—	—	1,431,141

Loans and advances to Banks
Central Bank of Chile	2,100,933	—	—	—	—	—	—	—	—	—	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	418,998	—	—	—	—	—	—	—	—	—	—	418,998
Subtotal	2,100,933	—	—	418,998	—	—	—	—	—	—	—	—	—	—	2,519,931

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(e)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 247,585 collateral assets as of September 30, 2024 (246,063 in December 2023), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
September 2024	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,194,869	2,811,031	159,817	503,178	636	3,474,662
Small Business Lending	4,769,862	3,409,665	15,101	9,361	—	3,434,127
Consumer Lending	5,342,686	381,766	507	2,399	—	384,672
Mortgage Lending	12,899,904	12,378,823	129	—	—	12,378,952
Total	38,207,321	18,981,285	175,554	514,938	636	19,672,413

		Guarantee
December 2023	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,149,334	4,157,394	204,423	610,957	3,503	4,976,277
Small Business Lending	4,841,780	3,330,145	16,097	10,464	—	3,356,706
Consumer Lending	5,306,436	363,923	607	2,633	—	367,163
Mortgage Lending	12,303,154	11,743,317	114	—	—	11,743,431
Total	37,600,704	19,594,779	221,241	624,054	3,503	20,443,577

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of September 30, 2024 and December 31, 2023 amounted Ch$145,761 million and Ch$140,371 million, respectively.

The value guarantees related to past due loans but no impaired as of September 30, 2024 and December 31, 2023 amounted Ch$487,073 million and Ch$459,858 million respectively.

(f)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note No. 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$
September 2024	819,795	210,330	73,248	—
December 2023	729,515	201,364	65,003	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$28,516 million and Ch$21,396 million as of September 30, 2024 and December 31, 2023, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(h)	Renegotiated Assets:

The loans are presented as renegotiated in the balance sheet correspond to those in which the corresponding financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	September	December
	2024	2023
Financial Assets	MCh$	MCh$
Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	467,594	445,462
Residential mortgage loans	292,276	266,920
Consumer loans	364,548	306,632
Subtotal	1,124,418	1,019,014
Total renegotiated financial assets	1,124,418	1,019,014

(i)	Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	September 2024	December 2023
	MCh$	MCh$
Total related debt	596,851	476,459
Consolidated Total or Regulatory Capital	6,859,572	6,578,584
Limit used %	8.70%	7.24%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of September within 2024 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 - 30 days	1 - 90 days		1 - 30 days
Maximum	2,442	4,402	Maximum	842
Minimum	567	2,826	Minimum	(358)
Average	1,412	3,696	Average	185

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2024 is illustrated below:

Cross Currency Funding MUS$
Maximum	1,471
Minimum	112
Average	749

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2024 are shown below:

	Funding Financial Counterparties / Assets	Deposits/ Loans
Maximum	35%	65%
Minimum	31%	61%
Average	33%	64%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2024 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days
Maximum	0.21	0.16	0.17
Minimum	(0.12)	(0.15)	0.05
Average	0.04	(0.01)	0.11
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF SEPTEMBER 30, 2024 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,373,663	10,514,431	11,549,625	15,205,357
Cash flow payable (liabilities) and expenses	18,904,387	21,368,910	24,925,860	28,570,364
Liquidity Gap	10,530,724	10,854,479	13,376,235	13,365,007

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,356,769	1,886,810	1,863,959	2,358,978
Cash flow payable (liabilities) and expenses	2,859,460	3,066,738	3,439,973	4,096,432
Liquidity Gap	1,502,691	1,179,928	1,576,014	1,737,454

Limits:
One time capital			5,430,965
AVAILABLE MARGIN			3,854,951

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,854,951,125,825.

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF SEPTEMBER 30, 2024 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,010,638	9,679,444	10,164,328	12,476,619
Cash flow payable (liabilities) and expenses	9,248,751	10,194,436	11,463,739	13,536,795
Liquidity Gap	1,238,113	514,992	1,299,411	1,060,176

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,255,701	1,534,729	1,352,197	1,466,792
Cash flow payable (liabilities) and expenses	1,865,398	1,976,256	2,212,701	2,766,662
Liquidity Gap	609,697	441,527	860,504	1,299,870

Limits:
One time capital			5,430,965
AVAILABLE MARGIN			4,570,461

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,570,461,650,241.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF SEPTEMBER 30, 2024 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,325,703	11,475,126	12,530,680	16,198,373
Cash flow payable (liabilities) and expenses	19,719,579	22,184,102	25,743,058	29,387,621
Liquidity Gap	10,393,876	10,708,976	13,212,378	13,189,248

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,356,769	1,886,810	1,863,959	2,358,978
Cash flow payable (liabilities) and expenses	2,859,460	3,066,738	3,439,973	4,096,491
Liquidity Gap	1,502,691	1,179,928	1,576,014	1,737,513

Limits:
One time capital			5,430,965
AVAILABLE MARGIN			3,854,951

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,854,951,125,815.

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF SEPTEMBER 30, 2024 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8.962.678	10.640.138	11.145.382	13.469.636
Cash flow payable (liabilities) and expenses	10.063.943	11.009.628	12.280.937	14.354.051
Liquidity Gap	1.101.265	369.490	1.135.555	884.415

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,255,701	1,534,729	1,352,197	1,466,792
Cash flow payable (liabilities) and expenses	1,865,398	1,976,256	2,212,701	2,766,721
Liquidity Gap	609,697	441,527	860,504	1,299,929

Limits:
One time capital			5,430,965
AVAILABLE MARGIN			4,570,461

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,570,461,650,227.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of September 30, 2024, values in BCh$

Source: Financial Statements Banco de Chile as of September 30, 2024

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.8 times (80%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2024 are shown below:

	LCR	NSFR

Maximum	2.56	1.25
Minimum	1.94	1.20
Average	2.28	1.23
Regulatory Limit	1.0	0.8	(*)

(*)	By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to September 2024 and December 2023, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of September 30, 2024
Transactions in the course of payment	554,374	—	—	—	—	—	554,374
Full delivery derivative transactions	556,233	529,322	934,834	1,002,171	758,153	1,398,505	5,179,218
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,243,711	—	—	—	—	—	13,243,711
Saving accounts and time deposits	9,861,407	3,068,927	1,785,480	71,226	572	822	14,788,434
Obligations by repurchase agreements and securities lending	86,129	58	500	—	—	—	86,687
Borrowings from financial institutions	209,841	163,085	548,509	222,684	—	—	1,144,119
Debt financial instruments issued (all currencies)	175,638	411,191	779,970	3,076,025	2,189,168	4,527,780	11,159,772
Other financial obligations	280,445	—	—	—	—	—	280,445
Financial instruments of regulatory capital issued (subordinated bonds)	3,491	18,967	28,656	95,246	88,264	1,157,136	1,391,760
Total (excluding non-delivery derivative transactions)	24,971,269	4,191,550	4,077,949	4,467,352	3,036,157	7,084,243	47,828,520

Non-delivery derivative transactions	367,846	415,839	843,428	1,646,472	701,658	1,845,094	5,820,337

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2023
Transactions in the course of payment	356,871	—	—	—	—	—	356,871
Full delivery derivative transactions	449,301	883,862	946,696	1,138,243	738,806	1,481,105	5,638,013
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,321,660	—	—	—	—	—	13,321,660
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	156,846	158	—	—	—	—	157,004
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (all currencies)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Other financial obligations	338,891	—	24	—	—	—	338,915
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Total (excluding non-delivery derivative transactions)	25,159,577	4,661,560	8,688,237	3,995,401	3,176,880	7,051,134	52,732,789

Non-delivery derivative transactions	339,148	339,427	1,033,954	1,245,586	964,056	1,879,807	5,801,978

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Banking Book (the Banking Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Banking Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2024 is illustrated below:

Value-at-Risk 99% one-day confidence level MCh$
Maximum	2,605
Minimum	334
Average	1,115

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Banking Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2024 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months closing period
MCh$

Maximum	260,728
Minimum	175,971
Average	242,069

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report by its Spanish initials), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

Finally, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Banking Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of September 30, 2024
Cash and due from banks	2,089,110	—	—	—	—	—	2,089,110
Transactions in the course of collection	597,346	—	—	—	—	—	597,346
Financial assets at fair value through other comprehensive income:
Debt financial instruments	260,782	278,741	622,657	474,689	235,666	82,192	1,954,727
Derivative financial instruments for hedging purposes	9,559	169,124	71,216	623,763	205,140	993,383	2,072,185
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	1,203	—	36,027	494,229	159,751	305,123	996,333
Loans and advances to Banks	1,417,601	41,328	248,114	—	—	—	1,707,043
Loans to customers, net	5,537,153	3,352,051	7,975,933	8,768,161	5,293,348	14,717,223	45,643,869
Total Assets	9,912,754	3,841,244	8,953,947	10,360,842	5,893,905	16,097,921	55,060,613

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2023
Cash and due from banks	2,441,580	—	—	—	—	—	2,441,580
Transactions in the course of collection	403,734	—	—	—	—	—	403,734
Financial assets at fair value through other comprehensive income:
Debt financial instruments	282,697	748,488	1,864,717	461,590	270,129	157,313	3,784,934
Derivative financial instruments for hedging purposes	773	5,738	208,234	328,274	531,229	929,754	2,004,002
Financial assets at amortized cost:
Rights from resale agreements and securities lending	74,796	—	—	—	—	—	74,796
Debt financial instruments	—	9,012	530,044	503,956	159,932	312,570	1,515,514
Loans and advances to Banks	2,216,985	74,312	233,533	—	—	—	2,524,830
Loans to customers, net	5,464,339	2,859,489	8,212,594	9,064,150	5,082,957	14,106,472	44,790,001
Total Assets	10,884,904	3,697,039	11,049,122	10,357,970	6,044,247	15,506,109	57,539,391

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of September 30, 2024
Transactions in the course of payment	532,487	—	—	—	—	—	532,487
Derivative Financial Instruments for hedging purposes	7,387	152,818	60,174	616,302	182,093	1,325,575	2,344,349
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,271,543	—	—	—	—	—	13,271,543
Saving accounts and time deposits	9,861,407	3,068,927	1,785,480	71,226	572	822	14,788,434
Obligations by repurchase agreements and securities lending	9,268	—	—	—	—	—	9,268
Borrowings from financial institutions	195,481	163,085	548,509	222,684	—	—	1,129,759
Debt financial instruments issued (*)	175,638	411,191	779,970	3,076,025	2,189,168	4,527,780	11,159,772
Other financial obligation	280,445	—	—	—	—	—	280,445
Financial instruments of regulatory capital issued (subordinated bonds)	3,491	18,967	28,656	95,246	88,264	1,157,136	1,391,760
Total liabilities	24,337,147	3,814,988	3,202,789	4,081,483	2,460,097	7,011,313	44,907,817

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2023
Transactions in the course of payment	317,056	—	—	—	—	—	317,056
Derivative Financial Instruments for hedging purposes	1,508	1,777	179,604	319,178	498,973	1,245,545	2,246,585
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,352,234	—	—	—	—	—	13,352,234
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	10,450	—	—	—	—	—	10,450
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (*)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Other financial obligation	338,891	—	24	—	—	—	338,915
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Total liabilities	24,556,147	3,779,317	7,921,145	3,176,336	2,937,047	6,815,574	49,185,566

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Banking Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Banking Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Banking Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario
Trading Book

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	10	157	82	110	(2)	19
Greater than 1 year	9	82	15	87	3	(6)

bps = basis points.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of September 30, 2024, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(2,810)
Derivatives	(86)
Debt instruments	(2,724)
CLF Interest Rate		(655)
Derivatives	44
Debt instruments	(702)
Interest rate USD offshore		18
Domestic/offshore interest rate spread USD		(57)

Total Interest rates		(3.504)
Banking spread		32
Total FX and FX Options		(3.310)
Total		(6.782)

The modeled scenario would generate losses in the Trading Book for Ch$6,782 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Banking Book as of September 30, 2024, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Banking Book (MCh$)
Impact by Base Interest Rate shocks	(238,376)
Impact due to Spreads Shocks	(34,986)
Higher / (Lower) Net revenues	(273,362)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario
FVOCI Portfolio

	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	189	224	25	20
Greater than 1 year	126	205	37	20

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of September 30, 2024, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact FVOCI portfolio (MCh$)
CLP Debt Instrument	(20,350)
CLF Debt Instrument	(50,259)
Interest rate USD offshore	(73)
Banking spread	(4,386)
Corporative spread	(4,235)
Total	(79,303)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$79,303 million.

The main negative impact on the Trading Book would occur as a result of an increase in rates on debt instruments in CLF over 1 year, followed by an increase in CLP debt instruments over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLF and CLP greater than 1 year. For its part, the lowest potential income in the next 12 months in the Banking Book would occur in a scenario of a sharp drop in nominal interest rates and inflation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

a)	Implementation of new reference rates in foreign currency:

As a consequence of the decisions made by the United Kingdom Financial Conduct Authority (FCA) and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, from 12-31-2021 Libor rates in currencies other than US$ are no longer published, from 01-01-2022 new operations based on Libor stopped being issued and it was reported that from 06-30-2023 Libor in US$ will stop being published. As a result, it was recommended to use the US$ Libor published only in contracts in force as of 12-31-2021 up to the last date of publication of this.

Given the above, the Bank enabled and implemented, in its different dimensions, the new risk-free reference rates (“RFR”) for carrying out operations in foreign currency as of 01-01-2022.

The process was structured in 5 phases which are already completed.

●	1st phase

-	Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.

-	Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.

-	Review of the documents published by the ARRC with its recommendations.

●	2nd phase

-	Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

●	3rd phase

-	Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)

-	Implementation of the RFR in the Bank’s systems

●	4th phase

-	Carrying out tests of course of financial operations to review the correct accrual of the new RFR.

-	Preparation of documentation with the RFR.

●	5th phase

-	Renegotiation of contracts with floating Libor rate with expiration after June 2023.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks, continued:

b)	FCA publications of April 03, 2023 and October 01, 2024:

In November 2022, FCA announced a consultation on the possibility of continuing to publish synthetic USD LIBOR rates for 1, 3 and 6 months after the cessation of the defined LIBOR panel on June 30, 2023.

From the inquiry, on April 3, 2023 the FCA has announced that it will require the LIBOR panel to continue to publish 1, 3 and 6 month LIBOR rate adjustments using a ’synthetic’ non-representative methodology, with intends to cease publishing synthetic adjustments on September 30, 2024, however, it will take into account any unforeseen and material events.

On October 1, 2024, the FCA reports that on September 30, 2024, the adjustments to the remaining synthetic LIBOR were published for the last time and LIBOR came to an end. All 35 LIBOR settings have permanently ceased.

c)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,132,361	2,084,441	(849,382)	(929,094)	(904,646)	(816,453)	(175,727)	(160,125)	202,606	178,769

Derivative financial liabilities	2,398,999	2,357,523	(849,382)	(929,094)	(904,646)	(816,453)	(322,987)	(294,410)	321,984	317,566

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank’s collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Corporate Risk Division administer the management of this risk, through the establishment of a Global Control Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action, using various management and control tools:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

The aforementioned processes correspond to:

1. Identification and Evaluation: At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. Control and Mitigation: Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. This process aims to maintain risk at adequate levels.

Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. Monitoring and Reporting: This process aims to guarantee the monitoring of the main risks and inform the different interested parties.

At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. Operational Risk Culture: The Global Control Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business.

Additionally, the comprehensive management of Operational Risk considers the following areas:

−	Fraud Management
−	Process Assessment
−	Testing of Controls
−	Event Management
−	Loss Base Management
−	Profile and Risk Appetite Framework
−	Generation of stress test models for Operational Risk
−	Supplier Management
−	Self-Assessment Matrix
−	Operational Risk Assessment for Projects
−	Subsidiary Control

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

All areas previously mentioned, together with the corresponding regulatory framework and governance structure, constitute the overall management of Operational Risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of September 30, 2024 and 2023:

	September 2024			September 2023
Category	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$
Internal fraud	54	—	54	77	(14)	63
External fraud	18,458	(10,110)	8,348	16,397	(6,139)	10,258
Work practices and safety in the business position	1,032	(1)	1,031	1,367	—	1,367
Customers, products and business practices	543	—	543	944	—	944
Damage to physical assets	792	(152)	640	809	(13)	796
Business interruption and system failures	2,061	(1,416)	645	366	—	366
Execution, delivery and process management	2,564	(20)	2,544	2,435	(601)	1,834
Total	25,504	(11,699)	13,805	22,395	(6,767)	15,628

Cybersecurity

The Cybersecurity Engineering and Architecture Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank’s operations.

On the other hand, the Technological Risk and Cyber Intelligence Management aims to ensure security and the integration of information security and cybersecurity risks, preventing attacks perpetuated by different threat agents. Manage and respond to cyber intelligence requirements that allow strengthening strategic decision-making within the organization through analytical models, in order to provide support to processes and mechanisms that seek to achieve greater security, protection and resilience against the current threat landscape.

Finally, the Cybersecurity Management and Subsidiary Control Management is in charge of defining, managing and carrying out the strategic plan of the cybersecurity division. Their responsibilities include ensuring optimal and efficient use of resources, as well as providing and supervising cybersecurity policies to suppliers, among other matters. Likewise, management must guarantee the implementation of guidelines and controls that establish cybersecurity regulations, in addition to managing the regulatory framework of the Division’s processes. Also, he is responsible for strengthening the cybersecurity culture within the organization and supporting the management of cross-functional functions and initiatives related to cybersecurity. Finally, it has the task of establishing and controlling cybersecurity management in the bank’s subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Business Continuity:

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity, responsible for managing the constant preparation for the safeguard of the operation of the critical products and services before situations that could affect the continuity of the organization or of the country.

In addition, the Business Continuity Management defines the global and regulatory framework established in the Policy and Standard, developing a consistent Continuity Plan for the Bank and its Subsidiaries, with the aim of managing the strategy and control of business continuity in operational and technological lines, maintaining alternate operation plans, controlled and simulation tests to reduce the impact of disruptive events, in addition to providing resilience to the organization by establishing comprehensive strategies to ensure the safety of the employees, protect the Bank’s assets from catastrophic scenarios, maintain relevant documentation and carry out trainings associated with this subject. Additionally, it designs and implements independent controls, through the Information Security Officer (ISO) Role.

That is why Business Continuity has methodologies and controls that contribute to the application of the comprehensive model within the corporation, mainly represented in the following management areas:

−	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

−	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank’s critical products and services.

−	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, that will allow facing crisis events in the Bank.

−	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Business Continuity, continued:

−	Alternative Site Management: It includes the continuous management and control of secondary physical locations for the Bank’s critical units, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

−	Relations with subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

−	Continuous Improvement: considers the application of processes, automation and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

−	Training: It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees on the areas of the business continuity model.

−	Cybersecurity Control: Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank’s information security and cybersecurity.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2024, the Bank has met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2024, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. If it requires strengthening its capital structure, the Bank may, among other options, propose to its shareholders meeting modifications to the dividend payment ratio, as well as issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with buffers and capital charges, such as the conservation buffer, the countercyclical buffer and capital charges by the systemically important buffer and/or Pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adoption of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria by which banks can be defined as atypical and subject to more exhaustive supervision, as well as additional capital requirements (Pillar 2) among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

On May, 2023, the Central Bank reported that its board agreed to activate the counter-cyclical core capital requirement for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, required starting from the month of May 2024.

On January 16, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it resolved to apply additional capital requirements of Pillar 2 of 0.5% for Banco de Chile within an implementation period of four years. This requirement must be constituted in a ratio of 25% no later than June 30, 2024. The remaining amounts for each of the following three years will be adjusted according to the result of the annual evaluation of Patrimonial Sufficiency carried out by the CMF, taking into consideration any possible modifications made to the total additional charge applicable to the Bank. Likewise, this requirement must be recognized at least 56.3% with basic capital in proportion to the minimum legal requirements.

On April 1, 2024, the CMF reported the result of the annual review of the banks’ systemic importance rating, maintaining an additional basic capital charge of 1.25% of the APR for Banco de Chile, payable in accordance to the gradualness defined by the regulations, so the capital charge required as of December 2024 will be equivalent to 75% of said percentage. CMF did not report additional requirements linked to Banco de Chile’s status as a systemic bank.

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions, completed in November 2023 and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and components of the	Local and Overall	Local and Overal
	effective equity according to Basel III	consolidated	consolidated
Item No.	Item description	September -2024 MCh$	Dec-2023 MCh$

1	Total assets according to the statement of financial position	51,687,858	55,792,552
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	145,637	168,765
4	Derivative credit equivalents	977,943	886,789
4.1	Financial derivative contracts	2,132,361	2,084,441
5	Contingent loans	2,875,065	2,827,120
6	Assets generated by the intermediation of financial instruments	—	—
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	53,262,868	57,253,255
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	32,363,164	31,887,173
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,284,830	1,693,317
10	Operational risk weighted assets (ORWA)	4,269,740	4,110,324
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	37,917,734	37,690,814
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	37,917,734	37,690,814
12	Owner’s equity	5,474,643	5,237,283
13	Non-controlling interest	—	2
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	5,474,643	5,237,285
17	Additional deductions to core tier 1 capital, other than item 2	43,678	60,992
18	= (16-17-2) Core Tier 1 Capital (CET1)	5,430,965	5,176,293
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	—	—
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	—	—
25	= (18+24) Tier 1 Capital	5,430,965	5,176,293
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	404,539	398,590
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,024,068	1,003,701
28	= (26+27) Equivalent tier 2 capital (T2)	1,428,607	1,402,291
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,428,607	1,402,291
31	= (25+30) Effective equity	6,859,572	6,578,584
32	Additional basic capital required for the constitution of the conservation buffer	710,958	706,706
33	Additional basic capital required to set up the countercyclical buffer	189,589	—
34	Additional basic capital required for banks qualified as systemic	236,986	235,569
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	47,397	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

	Local and Overall	Local and Overal
	consolidated	consolidated
Capital Adequacy Ratios and Regulatory Compliance according to Basel III	September -2024%	Dec-2023%

Leverage Ratio	10.20%	9.04%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%	3%
CET 1 Capital Ratio	14.32%	13.73%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	5.25%	5.13%
Capital buffer shortfall	0%	0%
Tier 1 Capital Ratio	14.32%	13.73%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6.13%	6%
Total or Regulatory Capital Ratio	18.09%	17.45%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.75%	8.63%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	8%	8%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	11.13%	10.50%
Credit rating	A	A
Regulatory compliance for Capital Adequacy
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.25%	1.25%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	18.71%	19.16%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	0%	0%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	0%	0%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

49.	Subsequent Events:

(a)	During the month of October 2024, Banco de Chile has reported as an essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Commission for the Financial Market

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
October 1, 2024 (*)	20240002	HP	5,000,000	UF	12/01/2040	2.37%

(*)	The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

The Interim Consolidated Financial Statements of Banco de Chile for the period ended September 30, 2024 were approved by the Directors on October 24, 2024.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between September 30, 2024 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer